     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 2000


                                                      REGISTRATION NO. 333-34976
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 3 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               WEBSIDESTORY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           7389                          33-0727173
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                            ------------------------

                         10182 TELESIS COURT, 6TH FLOOR
                              SAN DIEGO, CA 92121
                                 (858) 546-0040
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              TERANCE A. KINNINGER
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               WEBSIDESTORY, INC.
                         10182 TELESIS COURT, 6TH FLOOR
                              SAN DIEGO, CA 92121
                                 (858) 546-0040
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

            CAMERON JAY RAINS, ESQ.                           BRUCE R. HALLETT, ESQ.
            JEFFREY T. BAGLIO, ESQ.                          SCOTT R. SANTAGATA, ESQ.
           JOHN J. GILLULY III, ESQ.                         KANDY L. WILLIAMS, ESQ.
             DECEMBER GREENE, ESQ.                             AMY J. HANSEN, ESQ.
        GRAY CARY WARE & FREIDENRICH LLP                 BROBECK, PHLEGER & HARRISON LLP
        4365 EXECUTIVE DRIVE, SUITE 1600                          38 TECHNOLOGY
            SAN DIEGO, CA 92121-2189                             IRVINE, CA 92618
                 (858) 677-1400                                   (949) 790-6300

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                 TITLE OF SECURITIES                   PROPOSED MAXIMUM AGGREGATE       AMOUNT OF
                  TO BE REGISTERED                        OFFERING PRICE(1)(2)     REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)......................         $57,500,000                $15,180
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


(1) Includes shares that the Underwriters will have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act.

(3) Represents amount paid on initial filing.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 19, 2000


                              [WEBSIDESTORY LOGO]

                                5,000,000 SHARES

                                  COMMON STOCK

     WebSideStory, Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "WSSI." We anticipate that the initial public offering price will be between $7.00 and $9.00 per share.

                         ------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                         ------------------------------

                                                                  PER SHARE              TOTAL
                                                              -----------------    -----------------
Public Offering Price.......................................     $                    $
Underwriting Discounts and Commissions......................     $                    $
Proceeds to WebSideStory, Inc...............................     $                    $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     We expect to use $16.75 million of our net proceeds for the mandatory redemption of all outstanding shares of our redeemable preferred stock which are held by entities affiliated with TA Associates, Inc. and Summit Partners, LLC and become due and payable upon the closing of our initial public offering.



     Immediately following the closing of this offering, Blaise P. Barrelet, our Chairman and Chief Internet Architect, and Agnes Barrelet, one of our Vice Presidents, will hold approximately 49.3% of our outstanding common stock and will be able to significantly influence matters submitted for stockholder vote.



     We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of common stock to cover over-allotments.


                         ------------------------------

ROBERTSON STEPHENS
                           U.S. BANCORP PIPER JAFFRAY
                                                         WILLIAM BLAIR & COMPANY
               THE DATE OF THIS PROSPECTUS IS             , 2000.

GATEFOLD:



     On the left, multiple images of web pages and people, with lines connecting them to a centrally placed WebSideStory logo.



     On the right, a screenshot of the HitBox Enterprise reporting interface.



     The heading reads, "WebSideStory, the Pulse of the Internet:"



     The subheadings read, "collects and analyzes more than 4.5 billion web page views per month," and "provides Internet intelligence to more than 150,000 web sites."

                         ------------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    6
Special Note Regarding Forward-Looking Statements...........   19
Use of Proceeds.............................................   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Dilution....................................................   22
Selected Consolidated Financial Data........................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   38
Management..................................................   54
Certain Transactions........................................   63
Principal Stockholders......................................   66
Description of Capital Stock................................   68
Shares Eligible for Future Sale.............................   70
Underwriting................................................   72
Legal Matters...............................................   74
Experts.....................................................   74
Where You Can Find More Information.........................   74
Index to Consolidated Financial Statements..................  F-1


                         ------------------------------

     UNTIL             , 2000, ALL DEALERS SELLING SHARES OF COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    SUMMARY

     You should read the following summary together with the more detailed information in this prospectus, including risk factors, regarding our company and the common stock being sold in this offering.

                               WEBSIDESTORY, INC.


     WebSideStory provides detailed, real-time Internet web site user behavior information and analysis. We offer subscriptions to information services such as HitBox Enterprise, HitBox Pro, HitBox Wireless and HitBox that allow businesses to outsource the collecting, processing and real-time reporting of users' interaction with their web pages. With the information we provide, businesses can observe how Internet users interact with a web site, click from page to page, or buy products or services and use this information to improve advertising strategies, site content, site structure and product or service offerings. We provide this valuable business information and analysis without customers having to buy, install, run or maintain any software. Our customers can quickly implement our information services, usually within a few hours. Our services can be used by large and small web sites and are currently used to monitor over 150,000 web sites and 150 million page views per day. Our customers include both large businesses and emerging Internet companies.



     We provide our customers with Internet user behavior measurement and analysis services in the form of detailed statistical reports. Our reports include information on numbers of users, times and durations of visits, patterns of movement within a site, visitors' Internet service providers, operating systems, search engines, time zones and web browser software, sources of visitors, and visitors' interest profiles. We can provide this intelligence to companies using virtually any choice of computer system and software, to serve either wireline or wireless browsers. Our services are designed to enable businesses to develop clear insights and make informed decisions based upon accurate and timely information. They are easy to use and can be adapted to the rapidly changing configurations of our customers' web sites.



     As businesses develop more comprehensive online capabilities to address large and growing markets such as eCommerce, they require more sophisticated means of analyzing customer behavior. Growth of the Internet creates both opportunities and challenges for these businesses. Millions of users continue to access the Internet through desktop computers and, increasingly, mobile and wireless devices such as Palm VII Connected Organizers and web-enabled phones. The ability to capitalize on the eCommerce market opportunity depends, in part, on businesses' abilities to analyze and respond to the electronic records of millions of online customer interactions with a web site.



     We introduced our basic HitBox Internet user behavior information and analysis service in the fourth quarter of 1996. We initially sold our services in exchange for links on customers' web pages. These links bring Internet users to our web sites, from where we derive revenue through the sale of advertisements. Advertising sales constituted 90.1%, 83.3%, 88.8% and 74.1% of total revenue in 1997, 1998, 1999 and the six months ended June 30, 2000, respectively.



     In the third quarter of 1999, we began selling subscriptions to our Internet behavior information and analysis services for a fee. As a result, our revenue mix began changing to include subscription-based information services. We have a limited operating history selling fee-based subscription information services. In 1999 and the first six months of 2000, subscription revenue constituted 0.8% and 20.5% of total revenue, respectively. In 1997 and 1998, we realized operating income of $500,000 and $1.5 million, respectively. We incurred operating losses in 1999 and the first six months of 2000 of $1.9 million and $5.7 million, respectively, which included stock-based compensation of $2.0 million and $3.5 million, respectively. We anticipate incurring losses in the future as we attempt to grow our new subscription business.



     We intend to enhance our competitive position by providing to our customers more statistics and more analysis of information. We operate in highly competitive markets. As new devices, operating systems and browsers emerge, we plan to continue to provide our customers with relevant Internet user intelligence. We plan to capitalize on our technology that allows our customers to measure user behavior on the wireless Internet. By executing these strategies, we intend to pursue our objective to become one of the leading sources of Internet business intelligence in the evolving online economy.

     We were formed as a California corporation in September 1996, and we intend to reincorporate in Delaware prior to the completion of this offering.

                                  OUR ADDRESS

     Our principal executive offices are located at 10182 Telesis Court, 6th Floor, San Diego, California 92121, and our telephone number at that address is
(858) 546-0040. Our principal web site is located at www.websidestory.com. Information contained in our web sites is not part of this prospectus.

                                  THE OFFERING

Common stock offered by
WebSideStory........................     5,000,000 shares


Common stock to be outstanding after
the offering........................     29,466,325 shares



Use of proceeds.....................     $16.75 million of the proceeds will be
                                         used to redeem all outstanding shares
                                         of our redeemable preferred stock
                                         currently held by entities affiliated
                                         with TA Associates, Inc. and Summit
                                         Partners, LLC. Kurt R. Jaggers and
                                         Walter G. Kortschak, two of our
                                         directors, are affiliated with TA
                                         Associates, Inc. and Summit Partners,
                                         LLC, respectively. The remaining
                                         proceeds will be used to fund purchases
                                         of equipment, to pay down our line of
                                         credit, to pay a note in favor of a
                                         former stockholder and for working
                                         capital and general corporate purposes.
                                         See "Use of Proceeds."


Proposed Nasdaq National Market
symbol..............................     "WSSI"

     This preliminary prospectus is subject to completion prior to this offering. Among other things, this preliminary prospectus describes our company as we currently expect it to exist at the time of this offering. Except as otherwise indicated, all information in this prospectus:

     - assumes no exercise of the underwriters' over-allotment option;

     - has been adjusted to give effect to a 1-for-6 reverse split of our common stock that will be completed prior to this offering;


     - assumes that we have reincorporated in the State of Delaware;



     - assumes all outstanding convertible redeemable preferred stock has been converted into 7,889,066 shares of common stock;


     - assumes that upon the closing of this offering all outstanding shares of redeemable preferred stock have been redeemed; and

     - assumes an initial public offering price of $8.00 per share.


     In addition to the 29,466,325 shares of common stock outstanding after this offering, as of the completion of this offering and based on the number of shares issued and options granted as of June 30, 2000, we expect to have additional shares of common stock available for issuance under the following plans and arrangements:



     - 3,380,834 shares issuable under our stock option plans, consisting of:



      - 2,583,193 shares underlying options outstanding at a weighted average exercise price of $1.58 per share; and



      - 797,641 shares available for future issuance;

     - 500,000 shares available for issuance under our 2000 Employee Stock Purchase Plan; and

     - 13,333 shares issuable upon exercise of a warrant held by Imperial Bank.

     WebSideStory(R), HitBox(R), StatMarket(R) and Yep.com(R) are our U.S. registered service marks. Our "W" logo is also a service mark. We have applied to register The Pulse of the Internet, Traffic and Yep as our service marks. This prospectus also contains trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
             (TABLES IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     The following financial information should be read together with the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. For more information regarding the calculation of the number of shares used in per share computations, see Note 2 to the consolidated financial statements included elsewhere in this prospectus. Unaudited pro forma net loss per share attributable to common stockholders reflects the redemption of our redeemable preferred stock and the conversion of our convertible redeemable preferred stock into common stock as of the dates of issuance, June 18, 1999 and June 30, 2000.



                                                                                             SIX MONTHS
                                                    YEAR ENDED DECEMBER 31,                ENDED JUNE 30,
                                            ---------------------------------------   -------------------------
                                               1997          1998          1999          1999          2000
                                            -----------   -----------   -----------   -----------   -----------
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenue:
  Information services -- advertising
    sales.................................  $     1,460   $     4,587   $     8,521   $     4,314   $     5,130
  Information services -- subscriptions...           --            --            74            --         1,422
  Technology services.....................          160           918         1,005           451           371
                                            -----------   -----------   -----------   -----------   -----------
Total revenue.............................  $     1,620   $     5,505   $     9,600   $     4,765   $     6,923
Stock-based compensation*.................           --            --         1,998            --         3,515
Total operating expenses..................        1,122         4,039        11,523         3,972        12,666
Income (loss) from operations.............          498         1,466        (1,923)          793        (5,743)
Net income (loss).........................          304           837        (1,185)          617        (6,059)
Net income (loss) attributable to common
  stockholders............................          304           837        (1,652)          589        (9,229)
Net income (loss) per share attributable
  to common stockholders:
  Basic...................................  $      0.01   $      0.05   $     (0.11)  $      0.04   $     (0.60)
                                            ===========   ===========   ===========   ===========   ===========
  Diluted.................................  $      0.01   $      0.04   $     (0.11)  $      0.03   $     (0.60)
                                            ===========   ===========   ===========   ===========   ===========
Shares used in computing net income (loss)
  per share attributable to common
  stockholders:
  Basic...................................   30,303,030    18,011,623    15,592,186    16,516,688    15,271,693
                                            ===========   ===========   ===========   ===========   ===========
  Diluted.................................   30,303,030    18,760,557    15,592,186    17,375,348    15,271,693
                                            ===========   ===========   ===========   ===========   ===========
Unaudited pro forma net loss per share
  attributable to common stockholders,
  basic and diluted.......................           --            --   $     (0.06)           --   $     (0.36)
                                                                        ===========                 ===========
Shares used in computing unaudited pro
  forma net loss per share attributable to
  common stockholders, basic and
  diluted.................................           --            --    20,417,253            --    24,217,268
                                                                        ===========                 ===========
Cash dividends declared per common
  share...................................           --            --   $      1.28   $      1.21            --
                                                                        ===========   ===========
*Stock-based compensation:
  Sales and marketing.....................  $        --   $        --   $        44   $        --   $       400
  Technology development and operations...           --            --            34            --           321
  General and administrative..............           --            --         1,920            --         2,794
                                            -----------   -----------   -----------   -----------   -----------
                                            $        --   $        --   $     1,998   $        --   $     3,515
                                            ===========   ===========   ===========   ===========   ===========


     The decrease in basic and diluted shares used in computing net income per share attributable to common stockholders from 1997 to 1998 is due primarily to the repurchase of stock from one of our founding stockholders during 1998 (see
Note 3 to the consolidated financial statements included elsewhere in this prospectus). The decrease in basic and diluted shares used in computing net income (loss) per share attributable to common stockholders from 1998 to 1999 is due primarily to our repurchase of common stock in conjunction with the preferred stock transaction in June 1999 (see Note 5 to the consolidated financial statements included elsewhere in this prospectus) and the exclusion of loss year antidilutive potential common shares in the calculation for 1999.


     Operating expenses increased significantly from 1997 through 1999, and from the six months ended June 30, 1999 to the six months ended June 30, 2000, as we increased our sales and marketing efforts, technology development and operations efforts and general and administrative and infrastructure costs. In 1999 and the six months ended June 30, 2000, we also incurred approximately $2.0 and $3.5 million, respectively, in stock-based compensation related to stock options granted to our employees. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed explanations of the increases in operating expenses.



     The following table provides a summary of our consolidated balance sheets as of June 30, 2000. The pro forma column reflects: (a) the automatic conversion of all outstanding shares of our convertible redeemable preferred stock into 7,889,066 shares of common stock at the closing of this offering and (b) the automatic redemption of our redeemable preferred stock in the amount of $16.75 million at the closing of this offering. The pro forma as adjusted column reflects: (a) the repayment of a note payable by us to a former stockholder in the amount of $182,000 and the related unamortized discount of $18,000, (b) the sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses, and (c) the receipt and application of the net proceeds from this offering. See "Use of Proceeds" for a discussion about how we intend to use the proceeds from this offering.



                                                                            JUNE 30, 2000
                                                              -----------------------------------------
                                                                                             PRO FORMA
                                                                ACTUAL        PRO FORMA     AS ADJUSTED
                                                              -----------    -----------    -----------
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents...................................   $  4,431        $ 4,431        $22,681
Working capital.............................................      5,217        (11,533)        23,536
Total assets................................................     11,733         11,733         29,983
Note payable to former stockholder (current and long-term
  portion)..................................................        182            182             --
Capital lease obligations (long-term portion)...............         22             22             22
Redeemable preferred stock..................................     32,411             --             --
Total stockholders' equity (deficit)*.......................    (24,746)        (9,085)        26,097


------------

* Stockholders' deficit is due primarily to our repurchase of common stock of $4,971,000 and a dividend issued to our founders and a key executive of $20,025,000 in conjunction with the preferred stock transaction in June 1999 (see Note 5 to the consolidated financial statements included elsewhere in this prospectus), resulting in an increase in stockholders' deficit of $24,996,000.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to buy our common stock. If any of the events referred to below actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes, before making a decision to invest.


     This prospectus includes statistical and empirical data regarding the Internet. The data is taken or derived directly from information published by several sources, including International Data Corporation and Forrester Research. We have not independently verified the data and we caution you to read the data in connection with the rest of the disclosure in this document, particularly this "Risk Factors" section.


                         RISKS RELATED TO OUR BUSINESS


WE HAVE A LIMITED HISTORY OF SELLING OUR INTERNET USER BEHAVIOR INFORMATION AND ANALYSIS ON A FEE-BASED SUBSCRIPTION BASIS, WHICH MAKES IT DIFFICULT TO EVALUATE OUR CURRENT BUSINESS PERFORMANCE AND FUTURE PROSPECTS.



     We were formed in September 1996. Until August 1999, we provided our basic HitBox Internet user behavior information and analysis service solely in exchange for links to our web sites on which we sold advertising. However, we recently began selling our fee-based subscription services, HitBox Enterprise, HitBox Wireless, HitBox Pro and StatMarket. We must sell increasing amounts of these services in the future to grow our business. There is a significant number of risks and uncertainties inherent in our business especially in light of our limited relevant operating history and our limited experience selling subscriptions to our Internet user behavior information and analysis services for a fee. These risks and uncertainties are particularly significant for companies such as ours that are in rapidly evolving markets for Internet products and services.



     In particular, our limited operating history and limited experience selling our fee-based services results in the following material risks:



     - If we do not market our services to online businesses and thereby increase our ability to collect data regarding Internet users in the aggregate, our revenue may not grow and our operating results may suffer.



     - If we do not maintain current and attract new advertiser relationships, our revenue may not grow and our operating results may suffer.



     - If we do not continue to develop and upgrade our services to keep pace with the growth of the Internet and changes in its technology and regulatory environment, we may not be able to service our customers or compete effectively.



     - If we do not manage the internal growth of our business, our operating expenses may increase and our growth may be limited.



     - If we do not develop new relationships with resellers and companies that will co-market products and services with us, our revenue may not grow and our operating results may suffer.


     If online businesses are not willing to subscribe to our services for a fee, then our revenue will not grow and our operating results will suffer. As a result, our stock price may decline.


WE EXPECT THAT OPERATING EXPENSES WILL INCREASE SIGNIFICANTLY AND THAT WE WILL INCUR LOSSES IN THE FUTURE.



     Although we have had profitable operations in the past, we incurred a net loss of approximately $1.2 million in 1999 and $6.1 million for the first six months of 2000. Prior to the third quarter of 1999, we operated profitably when we provided our information services solely in exchange for advertising space. We became unprofitable in the third quarter of 1999 and thereafter as a result of our new focus on providing information services in exchange for subscription fees and as a result of stock-based compensation expense. To pursue our current business strategy, we expect our operating expenses will continue to increase significantly over the next twelve months, perhaps doubling or more during such period as compared to the prior twelve-month period. This increase in operating expenses may render us unable to generate sufficient revenues to be profitable in the future.



     Over the next twelve months we expect to increase the number of our sales and marketing management employees, including adding sales personnel in international markets. We also plan to open new distribution channels with other companies to resell and co-market our services, as well as increase our marketing and promotional activities. As a result, we anticipate that our sales and marketing expenses will represent the majority of the anticipated operating expense increase over the next twelve months and could increase three times or more compared to the prior twelve months' expenses.



     We also expect to expand our efforts to enhance our existing services and develop new services. As a result, we anticipate that over the next twelve months our technology development and operations expenses could increase two times or more over the previous twelve months' expenses.



     In addition, we have recently expanded our management team and expect to expand it further as well as build infrastructure to support our growth. As a result, we anticipate that general and administrative expenses will increase over the next twelve months compared to the prior twelve months; however, we expect the increase to be at a rate less than that anticipated for other operating expenses.



     Unprofitable operations may have an adverse effect on the price of our common stock and consequently your investment in us. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of our operating expenses.


BECAUSE OUR FEE-BASED SERVICES AND OUR WEB PROPERTIES ARE RELATIVELY NEW, IT IS UNCERTAIN THAT THEY WILL ACHIEVE WIDESPREAD CUSTOMER ACCEPTANCE.


     We introduced HitBox Pro in August 1999 and HitBox Enterprise in October 1999. In addition, we began to offer StatMarket as a subscription service in December 1999. As a result, we have realized only limited revenue from sales of these services of approximately $74,000 and $1.4 million in 1999 and the first six months of 2000, respectively. We cannot assure you that these new subscription services will achieve customer acceptance or that we will be able to continue to generate or to grow revenue from these services. We also have a limited history of operating our web properties HitBox.com and Yep.com, and it is uncertain whether our customers and Internet users will continue to use them. If businesses are not willing to pay the fees for our subscription services, or if our web properties do not achieve market acceptance, our business will be harmed.



THE SUCCESS OF OUR BUSINESS WILL ALSO BE AFFECTED BY OUR ABILITY TO CONTINUE TO GENERATE ADVERTISING SALES REVENUE DERIVED FROM OUR SERVICES.



     Historically, advertising sales revenue has been the majority of our total revenue, and we expect it to be a significant portion of revenue in the future. Our advertising sales revenue as a percentage of total revenue in 1997, 1998, 1999 and the first six months of 2000 was 90%, 83%, 89% and 74%, respectively. Advertising sales are derived from contracts which range in duration from one to three months. The market for Internet advertising is new and rapidly evolving, and there is significant uncertainty about the demand for and market acceptance of Internet advertising. In addition, the number of web sites that offer advertising opportunities continues to increase thereby increasing the competition for available advertising revenue. We cannot assure you that the market for Internet advertising will continue to expand, that it will become sustainable or that we will be able to provide an attractive forum for advertisers. Also, prior to the year 2000 we earned the majority of our advertising revenue from sales of advertising to web sites that contained adult-oriented content. In the year ended December 31, 1999 and the six months ended June 30, 2000, we derived approximately 74% and 39%, respectively of our total advertising sales revenue from these advertisers. In the first quarter of 2000, we adopted a policy to eliminate all advertising sold to these web sites, and as of May 31, 2000, we had eliminated all such advertising. As a result, if we are to maintain or increase revenue from advertising, we must secure additional advertising customers to offset the loss of revenue from these advertisers. If we are unable to sell our advertising inventory on favorable terms, or in sufficient amounts, then our revenue may not grow and may even decline. If we are unable to continue to generate significant advertising revenue, our business and results of operations will be adversely affected.


OUR SUBSCRIPTION SERVICES REQUIRE RENEWALS, AND WE CANNOT PREDICT WHAT THE RENEWAL RATES WILL BE.


     Businesses subscribe to our HitBox Enterprise, HitBox Pro and StatMarket services. HitBox Enterprise subscriptions provide for an initial thirty-day cancellation period and are generally for a one-year term, after which time they automatically renew for successive monthly periods unless terminated by either party. HitBox Pro subscriptions are monthly subscriptions paid in advance and cancelable anytime. StatMarket subscriptions are generally three-month to one-year subscriptions paid in advance. As of June 30, 2000, the average time remaining under our subscription services agreements was approximately eight months. Businesses are under no obligation to renew these subscriptions after they expire. Because these services are new, we are unable to predict renewal rates. Our renewal rates may also decline as a result of a consolidation in our customer base or if a significant number of our customers cease operations. If our renewal rates are low or decline for any reason, recurring revenue from our fee-based subscription services will be adversely affected.


IF DEMAND FOR INTERNET USER MEASUREMENT AND ANALYSIS SERVICES DOES NOT EXPAND, WE MAY NOT SELL OUR SERVICES OR GROW OUR BUSINESS.

     The market for Internet user measurement and analysis services is new and rapidly evolving. In particular, the market for outsourced information services such as ours is relatively new. We will not be able to sell our services or grow our business if the market for Internet user measurement and analysis services does not grow or if outsourced services are not widely adopted.

THE FINANCIAL CONDITION OF WEB-BASED BUSINESSES MAY REDUCE THEIR SPENDING ON OUR INFORMATION SERVICES AND INTERNET ADVERTISING.


     Many of our customers and potential customers are consumer-oriented, web-based businesses that rely on investments of equity capital to finance operating expenses. Recent public market conditions have made it difficult for many consumer-oriented, Internet businesses to raise equity capital. Adverse capital market conditions may reduce their ability or willingness to pay for our information services and Internet advertising in general. Any such reduction would correspondingly decrease our market for both our subscription fee services and the advertising we sell on our web sites.


OUR FAILURE TO EXPAND OUR SALES OPERATIONS AND DISTRIBUTION CHANNELS MAY LIMIT OUR GROWTH.


     We may be unable to expand our sales operations or establish the distribution channel relationships necessary for us to grow our business. In order to increase our market share and revenue, we will need to expand our direct sales operations and develop indirect sales and distribution channels through resellers and customer referrals. We have less than a year of experience in direct sales and are in the process of expanding our direct sales force. We had, as of June 30, 2000, approximately 24 sales personnel dedicated to selling the HitBox services. Our new sales employees will require training and time to achieve full productivity. We seek to hire sales people with experience in selling technical products or services, but we may not be able to hire enough qualified individuals when needed, or at all. We currently do not have indirect sales and distribution channels, and we may not be able to establish the relationships with distributors, vendors, marketers or resellers necessary to develop successful indirect sales and distribution channels. While to date we have spent an immaterial amount developing indirect sales and distribution channels, we intend to spend significant amounts of time and money attempting to develop those relationships in the future. We intend to hire additional dedicated personnel to pursue these business relationships and to pay referral fees, percentages of sales and discounts to our standard pricing in connection with establishing the indirect sales and distribution channels. If we are unable to grow our sales operations or develop successful indirect sales and distribution channels, our revenue could decline and our stock price could suffer.

WE OPERATE IN HIGHLY COMPETITIVE MARKETS, WHICH COULD MAKE IT DIFFICULT FOR US TO ACQUIRE AND RETAIN CUSTOMERS.

     The market for Internet user measurement and analysis services is highly competitive. Our competitors vary in size and in the type of products and services they offer. Some of our main competitors include Accrue Software, Inc., Engage Technologies, Inc., MediaMetrix, Inc., NetGenesis Corp., NetRatings, Inc. and WebTrends Corporation. Many of our competitors have:

     - longer operating histories;

     - larger sales operations and customer bases;

     - greater brand recognition;

     - more agreements for the resale or promotion of their products and services; and

     - significantly greater financial, marketing, technical and other resources than we do.

     We currently compete in several areas such as:

     - price;

     - ease of use;

     - product performance;

     - service; and

     - speed of implementation.


     We expect competition in the market for Internet user measurement and analysis services to intensify because our business does not require large capital investments initially and an industry standard has not been established. Some of our existing and future competitors may be able to:


     - devote greater resources to sales efforts and marketing and promotional campaigns;

     - charge less for their products and services; or

     - devote substantially more resources to technology and systems development.


     Furthermore, our competitors who sell software enable their customers to measure certain types of data and statistics that we do not measure, such as hits, which are the files that comprise a web page and certain file downloads, such as video files. We expect that our competitors will add more features to their products that we will not add to our services. Some businesses may require data or statistics that our competitors provide and we do not provide and may, therefore, select the products of our competitors. If we are not able to compete successfully against our current and future competitors, it will be difficult to acquire and retain customers. In addition, we may experience limited revenue growth, reduced operating margins, loss of market share and diminished value in our services.


IF A COMPETING INTERNET USER MEASUREMENT AND ANALYSIS SERVICE IS ADOPTED AS THE INDUSTRY STANDARD, WE MAY LOSE EXISTING CUSTOMERS OR ENCOUNTER DIFFICULTIES IN ATTRACTING NEW CUSTOMERS.


     To date, no Internet user measurement and analysis service has been adopted as the industry standard for measuring Internet user behavior and preferences. However, if one of our current or future competitors is successful in establishing its products and services as the industry standard, it will be difficult for us to retain current customers or attract additional customers for our services. As a result, our revenue could decline.


SEASONAL AND OTHER FLUCTUATIONS IN OUR OPERATING RESULTS MAY MAKE IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE AND MAY RESULT IN VOLATILITY IN THE MARKET PRICE OF OUR COMMON STOCK.


     Our subscription services revenue is based on business buying patterns and on Internet usage of web sites that we serve. We have offered our fee-based services for only a limited period and are not certain what effect seasonality will have on our business. If businesses slow purchases of our services, in particular HitBox Enterprise, or if Internet usage declines, we may experience seasonality in our business. Businesses buying and Internet usage generally decline during the summer months. In addition to seasonal fluctuations, we may experience significant fluctuations in our operating results if Internet usage remains flat or declines for other reasons such as security concerns, limited bandwidth, and increased regulation. These factors all tend to make the timing and amount of revenue unpredictable and may lead to greater period-to-period fluctuations in revenue than we have experienced historically.


     As a result of the factors described above, we believe that our quarterly revenue and results of operations are likely to vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."


ANY DISRUPTION OF OUR NETWORK COULD AFFECT OUR ABILITY TO OPERATE OUR SERVICES, WEB PROPERTIES AND THE WEB SITES OF OUR HOSTING CUSTOMERS.

     Our network is susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. In addition, our network infrastructure is located in Southern California, an area susceptible to earthquakes. We do not have multiple site back-up for our services in the event of any such occurrence. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. We do not carry sufficient business interruption insurance to compensate us for the intangible losses that may occur as a result of any of these events. Any such event could have a material adverse effect on our business, operating results and financial condition.

     We depend on access to the Internet through the following four large Internet service providers, or ISPs, in order to operate our business:

     - Level (3) Communications;

     - Digex Business Internet;

     - Sprint Communications; and

     - Verio, Inc.

     We may in the future use additional or different ISPs. If we lose the services of one or more of our ISPs for any reason, we could experience disruption in our service offerings, network availability and web hosting services. In addition, the loss of one of our ISPs as the result of consolidation in the ISP industry could delay or prevent us from retaining the services of a replacement ISP and increase the potential for disruption of our business. This disruption to our business could damage our reputation and result in a decrease in our revenue from the loss of current or potential customers. In 1998, we experienced a disruption of service from an ISP that affected the quality of our service to our customers for approximately one day.

A RAPID EXPANSION OF OUR NETWORK AND SYSTEMS COULD CAUSE US TO LOSE INTERNET USER BEHAVIOR MEASUREMENT INFORMATION OR CAUSE OUR NETWORK OR SYSTEMS TO FAIL.

     We intend to significantly expand our network to improve capacity and performance. We are using approximately 70% of our current bandwidth. We expect to rent space for some servers with ISPs and to relocate our own data center. We also intend to implement new commercial databases to help store and manage our information. If we experience disruptions in our network as a result of these efforts or if these efforts are unsuccessful, then our ability to provide our services and generate revenue will be harmed.

     In the future, we may need to expand our network and systems at a more rapid pace than we have historically. We may suddenly require additional bandwidth for which we have not adequately planned. We may secure an extremely large customer with an extraordinary number of page views that would require significant system resources. We may gain new accounts at such a rapid rate that our systems are unable to process the information. In the event that one or more of these factors occurs, our network or systems may not be capable of meeting the demand for increased capacity. We may lose valuable Internet user data or our network may temporarily shutdown if we fail to expand our network to meet future growth. Any lapse in our
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

ability to collect Internet user information will decrease the value of our existing data as well as prevent us from providing the complete data requested by our customers. Any disruption in our network processing or loss of Internet user data may damage our reputation and result in the loss of customers.

WE MAY BE LIABLE TO OUR CUSTOMERS AND MAY LOSE CUSTOMERS IF WE SUPPLY INACCURATE INTERNET USER INFORMATION OR IF OUR ABILITY TO SUPPLY ACCURATE INTERNET USER INFORMATION IS INTERRUPTED.


     The information in our databases may contain inaccuracies, and we do not independently verify the information contained in our databases that is provided by Internet users. In addition, our ability to collect and report data may be interrupted by a number of factors, including our inability to access the Internet or the failure of our network or software systems. Hackers, or individuals who attempt to breach our network security, could, if successful, misappropriate proprietary information or cause interruptions in our services. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and resources to protect against, or to alleviate, problems. We may not be able to remedy any problems caused by hackers or saboteurs in a timely manner, if at all. In addition, computer viruses may harm our systems, and the transmission of computer viruses could expose us to litigation or to a material risk of loss. Any irregularities or inaccuracies in the data we supply, or any interruption in our ability to supply that data, may reduce our operating income or require us to spend substantial amounts to defend lawsuits and pay any resulting damage awards as well as divert management's attention from the operation of our business. We may be liable to our customers for loss of business, loss of future revenue, breach of contract or even for the loss of goodwill to their business. In addition to potential liability, our supplying of inaccurate information or the interruption of our ability to supply that information could hurt our public image and result in the loss of both existing and potential customers.


WE COULD BE HELD LIABLE TO THIRD PARTIES OR GOVERNMENTAL AGENCIES OR LOSE CUSTOMERS AND OUR BUSINESS MAY BE HARMED BASED ON THE CONTENT THAT IS ON OUR WEB PROPERTIES OR ON WEB SITES TO WHICH WE LINK OR THAT WE HOST.

     We could be held liable to third parties as a contributor or a publisher if the content on our web properties or web sites to which we link or that we host violates others' copyright, trademark or other intellectual property rights or is deemed or perceived to be defamatory. Our web properties also include content that third parties provide to us that we do not monitor or control. We may not discover or be able to change in a timely manner any content on our web properties that may cause third parties or governmental agencies to bring legal actions against us or that would cause customers to stop visiting our web sites. Any liability, or even threatened liability, stemming from these possibilities, could damage our public image, cause us to incur legal costs and divert management's attention from our operations, which could in turn adversely affect our business and the value of our stock.


     We may lose customers or receive negative publicity as a result of negative reaction to content on our web sites or web sites to which we link or that we host. Historically, we have not pre-screened our HitBox customers based on the content available on the customers' sites. Our web sites contain links to sites with racial, political, religious and adult-oriented content. In the past, we have received correspondence from Internet users who state that they will not visit our web sites based upon some of the content on sites to which we link. In particular, Internet users have objected to the fact that our web sites link to sites with racial, political, religious and adult-oriented content. We currently do not pre-screen the content of sites to which we link or that we host, and we currently do not intend to do so in the future. If we receive negative publicity, businesses and Internet users may decide not to visit our web sites or use our services, which will harm our business and could cause our stock price to decline.


IF THE INFORMATION THAT WE COLLECT AND USE WITHOUT CONSENT WERE DEEMED PERSONALLY IDENTIFYING, OUR ABILITY TO COLLECT AND REPORT THIS INFORMATION WOULD BE LIMITED.

     Both existing and proposed laws regulate and restrict the collection and use of information over the Internet that is considered personally identifying. These laws are changing and vary among domestic and foreign jurisdictions, but certain information such as names, addresses, telephone numbers, credit card
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

numbers and email addresses are widely considered personally identifying. We do not believe that the Internet user information that we currently collect and use without the user's consent, such as page views, operating systems, browser versions and ISPs, is personally identifying. However, the scope of information collected over the Internet that is considered personally identifying may become more expansive and it is possible that current and future legislation may apply to the information that we collect. Third parties or governmental agencies may charge us with violations of current or future laws regarding the collection of information, exposing us to litigation and potential liability. In the event that the information that we collect and use is considered to be personally identifying, our ability to collect and use this information will be restricted and we will have to change our methods. Any restriction or change to our information collection methods would cause us to spend substantial money and time to make such changes and could decrease the amount and value of the information that we collect.

INCREASED REGULATION OR LAWS OF ONLINE PROFILING MAY LIMIT OUR ABILITY TO COLLECT AND USE INTERNET USER INFORMATION AND RESULT IN A DECREASE IN THE VALUE OF OUR SERVICES.


     Many foreign and domestic governmental authorities have created laws and regulations that affect our ability to collect and use Internet usage data. If these or other authorities enact regulations and laws that place new limitations on how we use the Internet usage data that we collect, the amount and value of the information that we collect would decrease, our business operations would be negatively affected and the value of your investment would decline. Domestic and foreign governments are considering restricting the collection and use of Internet usage data. Some privacy advocates argue that even anonymous data, individually or when aggregated, may reveal too much information about Internet users.



     If governmental authorities were to follow privacy advocates' recommendations and enact laws that limit our online profiling practices, we would likely have to obtain the express consent, or "opt-in," of an Internet user before we could collect, share, or use any of that user's information. It might also not be possible to comply with all foreign governmental restrictions simultaneously. Any change to an opt-in system of profiling would damage our ability to aggregate and utilize the information we currently collect from Internet users and would reduce the amount and value of the information that we provide to customers. A reduction in the value of our information might cause some existing customers to discontinue their use of our services or discourage potential customers from subscribing to our services, which would reduce our revenue. We would also need to expend considerable effort and resources, both human and financial, to develop new information collection procedures to comply with an opt-in requirement. Even if we succeeded in developing new procedures, we might be unable to convince Internet users to agree to our collection and use of their information. This would negatively impact our revenue, growth and potential for expanding our business and could cause our stock price to decline.


LIMITATIONS ON THE USE OF COOKIES TO COLLECT INFORMATION MAY REDUCE OUR ABILITY TO DEVELOP ONLINE PROFILES AND AGGREGATE INTERNET USER INFORMATION.


     Our technology currently uses "cookies," or small files of information placed on a user's computer, to collect information about an Internet user's visits to the web sites of our customers. This collection of behavioral information can be accomplished without the user's knowledge or consent. Most currently available Internet browsers allow users to modify their browser settings to prevent cookies from being stored on their computer without their knowledge. Users can also delete cookies from their computer at any time, and widely-available software allows Internet users to sweep all cookies from their computers. We are not aware of any reliable method to ascertain whether Internet users are deleting their cookie files. If a large number of Internet users refuse, disable or delete their cookie files, the number of profiles to which we have access and the value of our services based on those profiles would decrease.


     Some privacy advocates and governmental officials have suggested restricting or eliminating the use of cookies without the Internet user's consent. If we were required to obtain consent before delivering a cookie or if the use or effectiveness of cookies is limited, we would be required to switch to alternative technologies to collect user profile information. Alternative technologies may be unavailable or substantially less effective than cookies. Creating replacement technology for cookies could require us to expend significant time and
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

resources. We may be unable to complete this alternative technology development in time to avoid negative consequences to our business, and the replacement methods we develop may not be commercially feasible. In the context of our existing technology, the replacement of cookies might also reduce our existing customer base by requiring current customers to take specific action to accommodate new technology.

     In addition, privacy concerns may cause some Internet users to be less likely to visit web sites that subscribe to our services and deliver our cookies. If enough Internet users choose not to visit sites in which we have embedded our technology and from which we collect information, our ability to collect information and provide our services effectively would be adversely affected. This would, in turn, reduce the value of our services and inhibit the growth of our business.

WE MAY BE THE TARGET OF LEGAL ACTION BASED ON THE WAY WE COLLECT AND USE INTERNET USER INFORMATION.


     We collect, use and distribute information derived from the activities of Internet users. Recently, some companies have been the subject of class action lawsuits and governmental investigations based on their collection, use and distribution of Internet user information without the consent of the Internet users. For example, the Federal Trade Commission, or FTC, regularly investigates companies' compliance with their own stated privacy policies. These investigations have covered, for example, such activities as the sale of personally identifiable information to third parties, the delivery of personally identifiable information relating to anonymous chat rooms and message board participants and the proposed merger of online anonymous profile information with personally identifiable information obtained from offline sources. While we are not aware of any FTC investigation regarding any practices we currently employ, in the future, the FTC may investigate the practices we employ. In addition, some local government agencies and privacy advocates have alleged that delivery of cookies without consent is improper and should be illegal and object to the use of unseen code on web pages used to gather data about Internet users. Such government agencies and privacy advocates could bring a similar complaint against us in connection with our use of cookies or other data collection methods. Governmental entities and private persons or entities, may assert that our methods of collecting, using and distributing Internet user information are illegal or improper. Any such legal action, even if unsuccessful, may distract our management's attention, divert our resources, negatively affect our public image and harm our business.



WIDESPREAD ACCEPTANCE OF OUR SERVICES DEPENDS IN LARGE PART ON INCREASING MARKET AWARENESS OF OUR BRANDS AMONG INTERNET BUSINESSES.



     We believe that maintaining and strengthening the WebSideStory brand and the other brands that we use, such as HitBox, Yep and StatMarket, are important to our business and important elements in attracting new customers. Our ability to successfully promote and position our brands will depend largely on the effectiveness of our marketing efforts and our ability to develop reliable and useful services at competitive prices. We anticipate that our sales and marketing expenses, which include marketing and promotional expenses, will represent the majority of the anticipated operating expense increase over the next twelve months and could increase perhaps three times or more compared to the prior twelve months' expenses. Due in part to the emerging nature of the market for Internet user measurement and analysis services and the substantial resources available to many of our competitors, we may have only a short time in which we have an opportunity to achieve and maintain a significant market share. Furthermore, the importance of brand recognition will increase as competition in the market for our services increases. If we are unsuccessful in maintaining and strengthening our brands, we may have difficulty attracting new customers.


OUR FUTURE SUCCESS DEPENDS ON THE GROWTH OF THE INTERNET.

     Our business is entirely dependent on the use and growth of the Internet. If the Internet is not widely accepted as a medium for commerce and communication in the future, our business will be adversely affected.

     Even if the use of the Internet grows, the Internet infrastructure may not be able to support the demands placed on it by this growth. Factors affecting the ability of the Internet to support these demands include:

     - security concerns of Internet users;

     - inadequate network infrastructure;

     - inconsistent quality of service; and

     - lack of availability of cost-effective, high-speed Internet service.

     As a result, the performance and reliability of the Internet may decline. Web sites and proprietary online services have experienced interruptions in their service as a result of outages, sabotage and other delays occurring throughout their infrastructure. If these outages, sabotage or other delays frequently occur in the future, Internet usage as a medium for communication and commerce could grow more slowly or decline. In 1998, we experienced a disruption of service from an ISP that affected the quality of service to our customers for approximately one day. Customers were unable to access the reports we generate about Internet user behavior particular to their web sites for that length of time. Therefore, if the use of the Internet as a medium for communication or commerce does not grow because of these types of interruptions, then the demand for our services will most likely decrease and our operating results will suffer.

OUR BUSINESS MAY NOT BE SUCCESSFUL IF WE LOSE THE SERVICES OF OUR EXISTING KEY EMPLOYEES.

     We expect that the services of the following key employees will be important to our future operations:

     - John J. Hentrich, President and Chief Executive Officer;

     - Blaise P. Barrelet, Chairman and Chief Internet Architect;

     - Terance A. Kinninger, Senior Vice President and Chief Financial Officer;

     - Meyar Sheik, Senior Vice President and Chief Marketing Officer;

     - Thomas H. Stigler, Senior Vice President, Enterprise Sales and Business Development; and

     - Randall K. Broberg, General Counsel and Chief Privacy Officer.

     Any of our key personnel may terminate his employment relationship with our company on short notice. We do not maintain any "key person" life insurance policies. If we are unable to maintain an effective executive team, we may not be able to achieve our short or long-term objectives or create or maintain stockholder value.

OUR MANAGEMENT TEAM IS NEW AND MAY EXPERIENCE PROBLEMS WORKING TOGETHER.


     Our management team has been working together only for a short while and may not be able to work together effectively. Many members of our management team have had only limited experience managing a rapidly growing company, on either a public or private basis. John J. Hentrich, our President and Chief Executive Officer, joined us in November 1999 and has not served in such capacity in a public company prior to joining us. In addition, Thomas H. Stigler, our Senior Vice President, Enterprise Sales and Business Development, joined us in February 2000. Terance A. Kinninger, our Senior Vice President and Chief Financial Officer, Meyar Sheik, our Senior Vice President and Chief Marketing Officer, and Randall K. Broberg, our General Counsel and Chief Privacy Officer, joined us in April 2000. If our management team is unable to work together effectively, our business and results of operations may decline.


WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE THE GROWTH OF OUR BUSINESS.


     To date, we have experienced rapid growth. In the beginning of 1999, we had approximately 30 employees. As of June 30, 2000, we had approximately 136 employees. Many of these employees, including some of our executive officers, have very limited experience with our company and understanding of our systems and controls. Many of our financial, operational and managerial systems and controls were designed for a small business and will therefore need to be adapted or replaced as we continue to expand our operations. We believe that we will need to continue to grow in the future in order to be competitive in our market. We will need to attract and hire additional sales, technical and management personnel in an intensely competitive hiring environment. At the same time, we will need to upgrade and expand our financial, operational and managerial systems and controls. If we fail to manage our growth effectively, our expenses could increase and our management's time and attention could be diverted. If we do not succeed in these efforts, we will be unable to effectively grow and manage our business, and our financial results could be negatively affected.

THE COMPETITION FOR SKILLED PERSONNEL IS INTENSE AND IF WE FAIL TO ATTRACT, INTEGRATE AND RETAIN SKILLED PERSONNEL OUR BUSINESS WILL BE ADVERSELY AFFECTED.


     Our future success depends on our ability to hire and retain highly skilled personnel. We anticipate that our total number of employees may double over the next twelve months. In particular, we will need to recruit into our sales and marketing and technology development organizations, both domestically and internationally. Competition for these and other candidates is intense and turnover in technology companies is high. We cannot assure you that we will be able to successfully attract, integrate or retain sufficiently qualified personnel. Our inability to retain and attract the necessary personnel could adversely affect our business.


OUR PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS HAVE CONTROL OVER OUR AFFAIRS.


     Our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own approximately 84.9% of our common stock following this offering. As a group they will be able to control our business. In particular, following the completion of this offering, Blaise P. Barrelet, our Chairman and Chief Internet Architect and Agnes L. Barrelet, one of our Vice Presidents and the spouse of Mr. Barrelet, together will own approximately 49.3% of our outstanding common stock. These stockholders will have the ability to exert substantial influence over all matters requiring approval by our stockholders. For example, Mr. and Mrs. Barrelet personally sold shares of common stock to TA Associates, Inc. and Summit Partners, LLC in the financing transaction in June 1999. See "Certain Transactions." Other stockholder matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, they may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination.


THE SUCCESS OF OUR BUSINESS DEPENDS IN LARGE PART ON OUR ABILITY TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS EFFECTIVELY.


     We regard the protection of our inventions, copyrights, service marks, trademarks and trade secrets as important to our future success. We rely on a combination of patent, copyright, service mark, trademark, and trade secret laws and contractual restrictions to establish and protect our proprietary rights. We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. Despite our efforts, we may be unsuccessful in these endeavors. Moreover, others may independently develop technologies that are competitive, or even infringing. The enforcement of our intellectual property rights also depends on our legal actions against such infringers being successful, but we cannot be sure such actions will be successful, even when our rights have been infringed. For example, in November 1999, we filed a lawsuit in the United States District Court for the Southern District of California against WebTrends Corporation, alleging that their introduction of their WebTrends Live service constituted copyright infringement, trade dress infringement and unfair competition. WebTrends responded with a counterclaim of infringement. In November 1999, the court granted a temporary restraining order that resulted in WebTrends withdrawing the WebTrends Live service from the Internet. The parties reached a settlement and in January 2000 the case was dismissed.



     We have six patent applications pending, two of which were filed provisionally, in the United States covering our methods of gathering and tracking Internet user behavior information. We have also registered "HitBox" as a service mark in the United States, Japan and the European Union. We have also registered copyrights for all of our web sites: WebSideStory.com, HitBox.com, Yep.com and StatMarket.com. We cannot assure you that patent or service mark registrations will issue with respect to pending or future applications or that any issued patents or registered service marks will be enforceable. Because of the global nature of the Internet, our web sites can be viewed worldwide but we do not have intellectual property protection in every jurisdiction. Further, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.


     We regard our database of aggregate Internet usage data as proprietary. However, the only protections we have from others accessing and using the data that we collect are our network security features, our confidentiality agreements with our employees, customers and vendors and trade secret laws. If our information can be accessed by third parties or is wrongfully provided to third parties, it would decrease the value of that information which would have a material adverse effect on our business.



IF A THIRD PARTY ASSERTS THAT WE ARE INFRINGING ITS INTELLECTUAL PROPERTY, WHETHER SUCCESSFUL OR NOT, THEN OUR BUSINESS MAY BE HARMED.


     Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other forms of communication. If a third party successfully asserts a claim that we are infringing their proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable or at all. As currently pending patent applications are not publicly available, we cannot anticipate all such claims or know with certainty whether our technology infringes the intellectual property rights of third parties. We expect that the number of infringement claims in our market will increase as the number of services and competitors in our industry grows. These claims, whether meritorious or not, could:

     - be time-consuming;

     - result in costly litigation; or

     - require us to enter into royalty or licensing agreements.

     As a result, any third-party intellectual property claims against us could adversely affect our business, increase our expenses, and divert our management's attention. Even if we have not infringed any such rights, we cannot be sure our legal defenses will be successful. If we are successful defending against such claims, our legal defense could require significant financial resources and management time.

BECAUSE WE CONDUCT OPERATIONS IN EUROPE AND BECAUSE OUR BUSINESS STRATEGY INCLUDES EXPANDING OUR INTERNATIONAL OPERATIONS, OUR BUSINESS IS SUSCEPTIBLE TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.


     We recently incorporated subsidiaries in France and the Netherlands, and our business strategy includes expanding our international operations. We have not determined with certainty what geographic areas we intend to further expand into, and we have very limited prior experience operating in foreign jurisdictions. Conducting international operations subjects us to new risks that we previously have not generally faced in the United States. These include:


     - currency exchange rate fluctuations;

     - unexpected changes in foreign regulatory requirements;

     - maintaining and servicing computer hardware in distant locations;

     - longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

     - difficulties in managing and staffing international operations;

     - potentially adverse tax consequences, including restrictions on the repatriation of earnings;

     - the burdens of complying with a wide variety of foreign laws; and

     - varied protection for intellectual property rights in some countries.

     The occurrence of any one of these risks could negatively affect our international business and, consequently, our results of operations generally. In addition, the Internet may not be used as widely in international markets in which we expand our international operations and, as a result, we may not be successful in offering our services there.


WE MAY EXPAND BY ACQUISITIONS, INVESTMENTS IN OTHER COMPANIES OR THROUGH BUSINESS RELATIONSHIPS THAT MAY DIVERT OUR MANAGEMENT'S ATTENTION AND CONSUME RESOURCES THAT ARE NECESSARY TO SUSTAIN OUR BUSINESS.



     If appropriate opportunities present themselves, we may acquire other complementary businesses, technologies, services or products. We also may enter into relationships with other businesses or make investments in other companies if we believe they are in our best interests. Such relationships may involve preferred or exclusive licenses, channels of distribution or pricing. We may make investments in companies whose technology complements our own or who our management otherwise determines are in our best interests. We currently have no agreements or commitments relating to any acquisition investment or relationship. We cannot assure you that we would be able to complete future acquisitions successfully or to integrate acquired businesses, technologies, services or products into our current operations. An acquisition, investment or relationship may result in unforeseen operating difficulties and expenditures. It may also require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition, investment or relationship would be realized. In connection with one or more of those transactions, we may:


     - issue additional equity securities that would dilute stockholders;

     - incur debt on terms unfavorable to us or that we are unable to repay;

     - incur contingent liabilities;

     - integrate additional employees; and

     - incur amortization expenses related to goodwill and other intangible assets.

     These actions could have an adverse effect on our stock price and consequently your investment in our common stock.

MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF PROCEEDS FROM THIS OFFERING.

     We may apply the proceeds of this offering to uses that do not improve our results of operations. Our management will have broad discretion with respect to the use of most of the proceeds from this offering. You will be relying on the judgment of our management concerning these uses. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline. See "Use of Proceeds."

                         RISKS RELATED TO THIS OFFERING


THERE MAY BE VOLATILITY IN OUR STOCK PRICE AND ANY PROLONGED DECLINE COULD LIMIT THE LIQUIDITY IN OUR COMMON STOCK AND OUR ABILITY TO GROW AND OPERATE OUR BUSINESS.



     Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market. The lack of an active and liquid trading market in our common stock could result in the loss of market makers, the loss of media attention and the loss of or failure to obtain analyst coverage. In addition, we are proposing to list our common stock on the Nasdaq National Market System, or NMS. There are continuing eligibility requirements of companies listed on the NMS. If we are not able to continue to satisfy the eligibility requirements of the NMS, then our stock may be delisted. This could result in a lower price of our common stock and may limit the ability of our stockholders to sell our stock.



     The initial public offering price of our common stock may not be indicative of the market price that will prevail in the trading market. A prolonged decline in the market price of our common stock may limit our ability to raise equity capital on terms favorable to us and our stockholders, if at all. As a result, we may not be able to grow our business and, if we are not profitable, then we may not have adequate resources to fund operations.



     If our stock price drops below $5.00 per share, then the disclosure and suitability obligations for broker-dealers on the marketability of our common stock may be affected. This could adversely affect the activity in and liquidity of the trading market of our common stock.


THERE MAY BE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR STOCK AS A RESULT OF SHARES BEING AVAILABLE FOR SALE IN THE FUTURE.


     Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time. This could also impair our ability to raise additional capital through the sale of our equity securities. After this offering, we will have 29,466,325 shares of common stock outstanding, or 30,216,325 shares if the underwriters' over-allotment option is exercised in full. Of these shares, the shares sold in this offering will be freely tradable, except for shares purchased by an affiliate of ours, which will be subject to the limitations of Rule 144 under the Securities Act. The remaining 24,466,325 shares are "restricted shares," and will become eligible for sale in the public market at various times after 180 days after the date of this prospectus, subject to the limitations and other conditions of Rule 144 under the Securities Act. All of our current stockholders have entered into lock-up agreements with representatives of the underwriters. These lock-up agreements restrict the sale of shares by our current stockholders for a period of 180 days following the offering. The underwriters may waive the lock-up restrictions prior to the end of the 180-day period at their discretion, but we do not know what conditions would cause the underwriters to waive the lock-up restrictions, and we have no reason to believe they will do so. If the underwriters waive the lock-up restrictions prior to the end of the 180-day period, then our current stockholders may be able to sell shares subject to Rule 144 of the Securities Act.



     In addition, after this offering, the holders of 7,902,399 shares of common stock will have registration rights and, subject to market conditions, may require us to register all or a part of these shares. If our stockholders attempt to sell a significant number of shares of our common stock, then the price of our common stock may decline. See "Shares Eligible for Future Sale."


THE TANGIBLE BOOK VALUE OF THE COMMON STOCK WILL BE SUBSTANTIALLY LOWER THAN THE OFFERING PRICE.


     The initial public offering price will be substantially higher than the pro forma tangible book value per share of our outstanding common stock. If you purchase our common stock in this offering, the shares you buy will experience an immediate and substantial dilution in tangible book value per share. The shares of common stock owned by the existing stockholders will receive a material increase in the pro forma tangible book value per share. The dilution to investors in this offering will be approximately $6.55 per share. As a result, if we were to distribute our tangible assets to our stockholders immediately following this offering, purchasers of shares of common stock in this offering would receive less than the amount paid for such shares. See "Dilution."


EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT OUR ACQUISITION BY A THIRD PARTY.


     We have adopted many anti-takeover provisions in our certificate of incorporation and by-laws. We believe the material provisions are:


     - the provision for blank check preferred stock;

     - the elimination of cumulative voting;

     - the limitation that directors can only be removed for cause;

     - the requirement that vacancies on the board created by anything other than stockholder removal can be filled only by vote of the remaining directors;

     - the establishment of a limited period during which stockholders may make proposals for stockholder meetings; and

     - the provision for a classified board.

     Some of these provisions and Delaware law could, together or separately:

     - discourage potential acquisitions proposals;

     - delay or prevent a change in control; and

     - limit the price that investors might be willing to pay in the future for shares of our common stock.

     We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. See "Description of Capital Stock."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve many risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. We cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS


     We estimate that our net proceeds from the offering will be approximately $35.2 million ($40.8 million if the underwriters' option to purchase additional shares is exercised in full) based upon an assumed initial public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.



     We expect to use $16.75 million of our net proceeds for the mandatory redemption of all outstanding shares of our redeemable preferred stock which become due and payable upon the closing of our initial public offering. All outstanding shares of our redeemable preferred stock are held by entities affiliated with TA Associates, Inc. and Summit Partners, LLC. Kurt R. Jaggers and Walter G. Kortschak, two of our directors, are affiliated with TA Associates, Inc. and Summit Partners, LLC, respectively.



     We presently intend to use the remaining net proceeds of this offering as follows:



     - an estimated $3.0 to $5.0 million will be used to fund purchases of computer equipment, office equipment and furniture.



     - an estimated $1.3 million will be used to repay amounts outstanding under our line of credit.



     - an estimated $200,000 (including unamortized discount of $18,000) will be used to repay amounts owing to a former stockholder.



     - the remainder of the net proceeds of an estimated $12.0 to $14.0 million will be used to fund operating losses, working capital needs and general corporate purposes.



     As of the date of this prospectus, we have not allocated any specific amount of the proceeds for the purposes listed above. The amounts we actually expend for these purposes may vary significantly and will depend on a number of factors including the growth of our revenue, the type of efforts we make to refine our core technology and enhance our services, competitive developments, and the other factors described under "Risk Factors." Therefore, we cannot specify with certainty the amounts that may be allocated to the particular uses of the net proceeds of this offering and the amounts we actually spend could be outside of the ranges set forth above.



     Our management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. However, we have no current agreements or commitments with respect to any such acquisition or investment. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.


                                DIVIDEND POLICY


     In June 1999, we issued 15,034,712 shares of our convertible redeemable preferred stock and 100 shares of our redeemable preferred stock to entities affiliated with TA Associates, Inc. and Summit Partners, LLC. These entities purchased the preferred stock for a cash payment of $5.0 million and the contribution of 2,088,154 shares of common stock purchased directly from our founders and a key executive for $25.0 million in cash. For financial reporting purposes, we recorded a dividend of $20.0 million related to this transaction.


     We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. In addition, covenants in our financing arrangements currently prohibit us from declaring or paying cash dividends without our lender's prior consent. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and other factors that our board of directors may deem relevant.

                                 CAPITALIZATION
             (TABLES IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     The following table sets forth our capitalization as of June 30, 2000. The pro forma column reflects: (a) the automatic conversion of all outstanding shares of our convertible redeemable preferred stock into 7,889,066 shares of common stock at the closing of this offering and (b) the automatic redemption of our redeemable preferred stock in the amount of $16.75 million at the closing of this offering. The pro forma as adjusted column reflects: (a) the repayment of a note payable by us to a former stockholder in the amount of $182,000 plus the related unamortized discount of $18,000, (b) an increase in the authorized number of shares of common stock and preferred stock and the sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses, and (c) the receipt and application of the net proceeds from this offering.



                                                                       JUNE 30, 2000
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
Note payable to former stockholder (current and long-term
  portion)................................................  $    182    $    182      $     --
Capital lease obligations (long-term portion).............        22          22            22
Redeemable preferred stock, no par value; 111.66667 shares
  designated, issued and outstanding, actual and pro
  forma; no shares authorized, issued or outstanding, pro
  forma as adjusted.......................................     9,480          --            --
Convertible redeemable preferred stock, no par value;
  16,788,746 shares designated, issued and outstanding,
  actual; no shares authorized, issued or outstanding, pro
  forma and pro forma as adjusted.........................    22,931          --            --
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value; no shares authorized,
     issued or outstanding, actual and pro forma;
     10,000,000 shares authorized and no shares issued or
     outstanding, pro forma as adjusted...................        --          --            --
  Common stock, $0.001 par value; 60,000,000 shares
     authorized and 16,577,259 shares issued and
     outstanding, actual; 60,000,000 shares authorized and
     24,466,325 shares issued and outstanding, pro forma;
     and 60,000,000 shares authorized and 29,466,325
     shares issued and outstanding, pro forma as
     adjusted.............................................         5          13            18
  Additional paid-in capital..............................    18,188      33,841        69,036
  Unearned stock-based compensation.......................   (11,378)    (11,378)      (11,378)
  Accumulated deficit.....................................   (31,561)    (31,561)      (31,579)
                                                            --------    --------      --------
          Total stockholders' equity (deficit)............   (24,746)     (9,085)       26,097
                                                            --------    --------      --------
          Total capitalization............................  $  7,869    $ (8,881)     $ 26,119
                                                            ========    ========      ========



     In addition to the 29,466,325 shares of common stock outstanding after this offering, as of the closing of this offering and based on the number of shares issued and options granted as of June 30, 2000, we expect to have additional shares of common stock available for issuance under the following plans and arrangements:



     - 3,380,834 shares issuable under our stock option plans, consisting of:



       - 2,583,193 shares underlying options outstanding at a weighted average exercise price of $1.58 per share; and



       - 797,641 shares available for future issuance;


     - 500,000 shares available for issuance under our 2000 Employee Stock Purchase Plan; and

     - 13,333 shares issuable upon exercise of a warrant held by Imperial Bank.

     Please read the capitalization table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                    DILUTION


     As of June 30, 2000, our pro forma net tangible book value was approximately $7.6 million, or approximately $0.31 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the total number of shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of our convertible redeemable preferred stock.



     After giving effect to our sale of common stock in this offering at an assumed initial public offering price of $8.00 per share, and our receipt of the estimated net proceeds from the sale, our pro forma net tangible book value as of June 30, 2000 would have been approximately $42.8 million, or $1.45 per share. This represents an immediate increase in net tangible book value of $1.14 per share to existing stockholders and an immediate dilution of $6.55 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............           $8.00
  Pro forma net tangible book value per share before the
     offering...............................................  $0.31
  Increase per share attributable to new investors..........   1.14
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................            1.45
                                                                       -----
Dilution per share to new investors.........................           $6.55
                                                                       =====



     The following table summarizes, as of June 30, 2000, on the pro forma basis described above the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses.



                                           SHARES PURCHASED         TOTAL CONSIDERATION
                                        -----------------------   ------------------------   AVERAGE PRICE
                                          NUMBER     PERCENTAGE     AMOUNT      PERCENTAGE     PER SHARE
                                        ----------   ----------   -----------   ----------   -------------
Existing stockholders.................  24,466,325      83.0%     $24,495,000      37.9%         $1.00
New investors.........................   5,000,000      17.0       40,000,000      62.1           8.00
                                        ----------     -----      -----------     -----
  Total...............................  29,466,325     100.0%     $64,495,000     100.0%
                                        ==========     =====      ===========     =====



     As of June 30, 2000, there were options outstanding to purchase a total of 2,583,193 shares of our common stock at a weighted average exercise price of $1.58 and warrants outstanding to purchase a total of 837,554 shares of our common stock. Of the warrants to purchase 837,554 shares of common stock, warrants to purchase 824,221 shares terminate in the event of our initial public offering, the sale of all or substantially all of our assets for at least $150 million or the sale of greater than 50% of our voting stock for at least $150 million prior to April 2001. To the extent any of these options or warrants are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA
             (TABLES IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998 and 1999 are derived from our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the period from September 16, 1996 (inception) to December 31, 1996 and the selected consolidated balance sheet data as of December 31, 1996 and 1997 are derived from our consolidated financial statements and the related notes which are not included in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 1999 and 2000 and the selected consolidated balance sheet data as of June 30, 2000 are unaudited, have been prepared on the same basis as the audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information in accordance with generally accepted accounting principles.



                                       SEPTEMBER 16, 1996                                                 SIX MONTHS ENDED
                                          (INCEPTION)               YEAR ENDED DECEMBER 31,                   JUNE 30,
                                        TO DECEMBER 31,     ---------------------------------------   -------------------------
                                              1996             1997          1998          1999          1999          2000
                                       ------------------   -----------   -----------   -----------   -----------   -----------
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenue:
  Information services -- advertising
    sales.............................    $        13       $     1,460   $     4,587   $     8,521   $     4,314   $     5,130
  Information
    services -- subscriptions.........             --                --            --            74            --         1,422
  Technology services.................             --               160           918         1,005           451           371
                                          -----------       -----------   -----------   -----------   -----------   -----------
    Total revenue.....................             13             1,620         5,505         9,600         4,765         6,923
                                          -----------       -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Cost of revenue.....................             --                --            --            --            --           255
  Sales and marketing.................             --               296         1,103         3,414         1,292         2,600
  Technology development and
    operations........................              9               245         1,423         3,412         1,425         3,427
  General and administrative..........              1               581         1,513         2,699         1,255         2,869
  Stock-based compensation*...........             --                --            --         1,998            --         3,515
                                          -----------       -----------   -----------   -----------   -----------   -----------
    Total operating expenses..........             10             1,122         4,039        11,523         3,972        12,666
                                          -----------       -----------   -----------   -----------   -----------   -----------
Income (loss) from operations.........              3               498         1,466        (1,923)          793        (5,743)
Interest income (expense), net........             --                 5            (5)           78             1            64
Other income..........................             --                --            --           110           110            83
                                          -----------       -----------   -----------   -----------   -----------   -----------
Income (loss) before provision for
  (benefit from) income taxes.........              3               503         1,461        (1,735)          904        (5,596)
Provision for (benefit from) income
  taxes...............................              2               199           624          (550)          287           463
                                          -----------       -----------   -----------   -----------   -----------   -----------
Net income (loss).....................              1               304           837        (1,185)          617        (6,059)
Accretion of discount on redeemable
  preferred stock.....................             --                --            --          (467)          (28)         (451)
Accretion related to beneficial
  conversion feature embedded in
  convertible redeemable preferred
  stock...............................             --                --            --            --            --        (2,719)
                                          -----------       -----------   -----------   -----------   -----------   -----------
Net income (loss) attributable to
  common stockholders.................    $         1       $       304   $       837   $    (1,652)  $       589   $    (9,229)
                                          ===========       ===========   ===========   ===========   ===========   ===========
Net income (loss) per share
  attributable to common stockholders:
  Basic...............................    $      0.00       $      0.01   $      0.05   $     (0.11)  $      0.04   $     (0.60)
                                          ===========       ===========   ===========   ===========   ===========   ===========
  Diluted.............................    $      0.00       $      0.01   $      0.04   $     (0.11)  $      0.03   $     (0.60)
                                          ===========       ===========   ===========   ===========   ===========   ===========
Shares used in computing net income
  (loss) per share attributable to
  common stockholders:
  Basic...............................     30,303,030        30,303,030    18,011,623    15,592,186    16,516,688    15,271,693
                                          ===========       ===========   ===========   ===========   ===========   ===========
  Diluted.............................     30,303,030        30,303,030    18,760,557    15,592,186    17,375,348    15,271,693
                                          ===========       ===========   ===========   ===========   ===========   ===========

                                       SEPTEMBER 16, 1996                                                 SIX MONTHS ENDED
                                          (INCEPTION)               YEAR ENDED DECEMBER 31,                   JUNE 30,
                                        TO DECEMBER 31,     ---------------------------------------   -------------------------
                                              1996             1997          1998          1999          1999          2000
                                       ------------------   -----------   -----------   -----------   -----------   -----------
Unaudited pro forma net loss per share
  attributable to common stockholders,
  basic and diluted...................             --                --            --   $     (0.06)           --   $     (0.36)
                                                                                        ===========                 ===========
Shares used in computing unaudited pro
  forma net loss per share
  attributable to common stockholders,
  basic and diluted...................             --                --            --    20,417,253            --    24,217,268
                                                                                        ===========                 ===========
Cash dividends declared per common
  share...............................             --                --            --   $      1.28   $      1.21            --
                                                                                        ===========   ===========
*Stock-based compensation:
  Sales and marketing.................    $        --       $        --   $        --   $        44   $        --   $       400
  Technology development and
    operations........................             --                --            --            34            --           321
  General and administrative..........             --                --            --         1,920            --         2,794
                                          -----------       -----------   -----------   -----------   -----------   -----------
                                          $        --       $        --   $        --   $     1,998   $        --   $     3,515
                                          ===========       ===========   ===========   ===========   ===========   ===========



     Operating expenses increased significantly from 1997 through 1999, and from the six months ended June 30, 1999 to the six months ended June 30, 2000, as we increased our sales and marketing efforts, technology development and operations efforts and general and administrative and infrastructure costs. In 1999 and the six months ended June 30, 2000, we also incurred approximately $2.0 million and $3.5 million in stock-based compensation related to stock options granted to our employees. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed explanations of the increases in operating expenses.



                                                                        DECEMBER 31,              JUNE 30,
                                                              ---------------------------------   --------
                                                              1996    1997     1998      1999       2000
                                                              ----   ------   ------   --------   --------
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents...................................  $16    $  437   $  330   $  3,254   $  4,431
Working capital.............................................    3       (96)     (93)     4,209      5,217
Total assets................................................   19     1,153    2,024      8,798     11,733
Note payable to former stockholder (current and long-term
  portion)..................................................   --        --      277        215        182
Capital lease obligations (long-term portion)...............   --        --       70         29         22
Redeemable preferred stock..................................   --        --       --     29,465     32,411
Total stockholders' equity (deficit)........................    6       310      682    (22,793)   (24,746)


------------

     For more information regarding the calculation of the number of shares used in per share computations, see Note 2 to our consolidated financial statements included elsewhere in this prospectus. Unaudited pro forma net loss per share attributable to common stockholders reflects the redemption of our redeemable preferred stock and the conversion of our convertible redeemable preferred stock into common stock as of the dates of issuance, June 18, 1999 and June 30, 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under "Risk Factors," "Business" and elsewhere in this prospectus.

OVERVIEW


     We provide detailed, real-time web site user behavior information and analysis. Our services allow businesses to outsource the collection, processing and reporting of users' interactions with their web sites. We commenced operations in September 1996 as a California corporation and intend to reincorporate in the state of Delaware prior to the closing of this offering.



     We introduced our basic HitBox measurement and analysis service in the fourth quarter of 1996. We initially offered this service in exchange for the right to display our banner ads on our customers' web sites. Beginning in January 2000, we began offering banner advertisements of our advertising customers on our HitBox customers' web sites. When visitors to our HitBox customers' web sites click on these banner ads, they are directed either to our HitBox.com and Yep.com web sites or to the web sites of our advertising customers. To date, in connection with our basic HitBox service, we have generated advertising sales revenue primarily from the sale of online advertising on our HitBox.com and Yep.com web sites and, beginning in January 2000, from banner ads from our advertising customers placed on our HitBox customers' web sites. Advertising sales revenue is recorded as a gross amount since we act as the principal in our relationship with all advertisers. We sell our advertising based on the number of clicks a banner ad receives, known as a cost-per-click-through basis. We also sell advertising based upon the number of times advertising is viewed, known as a cost per thousand of advertising impressions viewed. In 1999 and the first six months of 2000, approximately 81% of our advertising was sold on a cost-per-click-through basis, while 19% was sold on a cost per thousand impression(s) basis. Prior to 1999, substantially all of our advertising was sold on a cost-per-click-through basis. Advertising placed on both our HitBox.com and Yep.com web sites and on our HitBox customers' web sites is sold under short-term contracts that range in duration from 30 to 90 days.



     In 1999, we generated $8.5 million in revenue from advertising sales, which represented 88.8% of total revenue. In the first six months of 2000, advertising sales revenue was 74.1% of total revenue. Prior to 2000, we derived the majority of our advertising revenue from the sale of advertising to web sites with adult-oriented content. In 1997, 1998 and 1999, revenue from the sale of advertising to these web sites constituted 100%, 89% and 74% of total advertising sales revenue, respectively. However, in the first quarter of 2000, we adopted a policy to eliminate the sale of advertising to such web sites, and as of May 31, 2000, we eliminated all such advertising sales revenue. For the six months ended June 30, 2000, such advertising sales revenue constituted 39% of total advertising sales revenue. We recognize revenue from advertising contracts ratably over the period in which the ads are displayed on our web sites or our HitBox customers' web sites, provided that no significant obligations remain at the end of the contract term. If any significant obligations remain at the end of the term, we defer recognition of the related advertising revenue until the obligations are fulfilled. We expect that our advertising sales revenue will continue to decrease as a percentage of total revenue but will be a substantial portion of our revenue in the foreseeable future.



     In 1999, we began focusing our efforts on providing information services on a subscription-fee basis. We introduced HitBox Enterprise and HitBox Pro in the third quarter of 1999. During 1999 and in the first six months of 2000, revenue from subscriptions represented 0.8% and 20.5% of total revenue, respectively. We expect that revenue from subscriptions will continue to increase as a percentage of our total revenue in the foreseeable future.


     HitBox Enterprise is our premium measurement and analysis service that delivers all of our available statistics and reports. We recognize HitBox Enterprise subscription revenue monthly based on the number of web sites and page views monitored by our service in the preceding month. HitBox Enterprise subscription fees begin at $1,295 per month per customer and have exceeded $35,000 per month for certain customers. HitBox Enterprise contracts provide for an initial thirty-day cancellation period and are generally for a one-year term after which time they automatically renew unless terminated by either party.



     HitBox Pro is our mid-level measurement and analysis service that delivers basic statistics and reports of Internet user behavior for a monthly fee which is based on an estimate of the web sites and page views monitored and is adjusted quarterly to reflect actual traffic. HitBox Pro subscription fees range from a minimum of $19.95 per month to $3,200 per month for certain customers. We recognize HitBox Pro subscription revenue ratably over the term of the contract. Contracts for our HitBox Pro service are generally month-to-month, paid in advance and cancelable at any time.



     Our StatMarket service provides broad Internet trends based on data aggregated by our HitBox services. We launched StatMarket in August 1999 and began offering StatMarket services on a subscription fee basis in the fourth quarter of 1999. Prior to the first quarter of 2000, we did not charge a fee for this service and did not realize any revenue from StatMarket. StatMarket subscription fees range from $660 to $3,000 per month. We recognize StatMarket subscription revenue ratably over the term of the contract, which ranges from three months to one year in duration and is paid in advance.



     We currently earn technology services revenue from hosting third-party web sites on our network. Contracts for technology services generally have three-month terms. During 1999 and in the first six months of 2000, revenue from technology services represented 10.4% and 5.4% of total revenue, respectively. As we do not intend to focus on hosting services in the future, we expect that revenue from hosting services will significantly decline.


     We intend to focus significant additional sales and marketing resources on expanding revenue from HitBox Enterprise and our other fee-based information services, including our recently introduced HitBox Wireless service. We intend to expand our direct sales and marketing organizations both domestically and internationally as well as develop new indirect sales and distribution channels for our services. In 2000, we formed subsidiaries in France and the Netherlands to market our services in Europe. As a result of these activities, we expect that our future operating expenses will increase significantly.


     We were profitable on an annual basis from inception through 1998. In the year ended December 31, 1999 and the six months ended June 30, 2000, we incurred net losses of approximately $1.2 million and $6.1 million, respectively, primarily as a result of stock-based compensation of approximately $2.0 million and $3.5 million, respectively, and increased expenses related to the development and launch of our HitBox technology services. In the future, we intend to increase spending on technology development and operations and sales and marketing in order to enhance our services and expand our sales and distribution channels. As a result of increases in these operating expenses as well as other expenses, we may incur losses in future periods.



     Net loss attributable to common stockholders for the year ended December 31, 1999 and the six months ended June 30, 2000 includes $467,000 and $451,000 respectively, related to the accretion of the discount recorded on redeemable preferred stock that was sold in June 1999 and June 2000. In the six months ended June 30, 2000, loss attributable to common stockholders also includes a dividend of $2.7 million related to the beneficial conversion feature embedded in convertible redeemable preferred stock that was sold in June 2000. The amount of the remaining unamortized discount on the redeemable preferred stock on the date that it is actually redeemed will be recorded as a dividend in arriving at net income (loss) attributable to common stockholders. The unamortized discount as of June 30, 2000 was $7.2 million.

RESULTS OF OPERATIONS


     The following table sets forth selected consolidated statements of operations data for the periods indicated, expressed as a percentage of total revenue:



                                                                                SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,        JUNE 30,
                                                     -----------------------    ----------------
                                                     1997     1998     1999      1999      2000
                                                     -----    -----    -----    ------    ------
Revenue:
  Information services -- advertising sales........   90.1%    83.3%    88.8%    90.5%     74.1%
  Information services -- subscriptions............     --       --      0.8       --      20.5
  Technology services..............................    9.9     16.7     10.4      9.5       5.4
                                                     -----    -----    -----    -----     -----
     Total revenue.................................  100.0    100.0    100.0    100.0     100.0
Operating expenses:
  Cost of revenue..................................     --       --       --       --       3.7
  Sales and marketing..............................   18.3     20.0     35.6     27.1      37.5
  Technology development and operations............   15.1     25.9     35.5     29.9      49.5
  General and administrative.......................   35.9     27.5     28.1     26.3      41.4
  Stock-based compensation.........................     --       --     20.8       --      50.8
                                                     -----    -----    -----    -----     -----
     Total operating expenses......................   69.3     73.4    120.0     83.3     182.9
Income (loss) from operations......................   30.7     26.6    (20.0)    16.7     (82.9)
                                                     -----    -----    -----    -----     -----
Other income (expense), net........................    0.3     (0.1)     2.0      2.3       2.1
                                                     -----    -----    -----    -----     -----
Income (loss) before provision for (benefit from)
  income taxes.....................................   31.0     26.5    (18.0)    19.0     (80.8)
                                                     -----    -----    -----    -----     -----
Provision for (benefit from) income taxes..........   12.3     11.3     (5.7)     6.0       6.7
                                                     -----    -----    -----    -----     -----
Net income (loss)..................................   18.7%    15.2%   (12.3)%   13.0%    (87.5)%
                                                     =====    =====    =====    =====     =====



SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000


Revenue


     Total revenue increased from $4.8 million for the six months ended June 30, 1999 to $6.9 million for the six months ended June 30, 2000 or period-over-period revenue growth of 45.3%. No single customer accounted for more than 10% of our total revenue in either period.



     Information services -- advertising sales. Advertising sales revenue increased from $4.3 million, or 90.5% of total revenue, for the six months ended June 30, 1999 to $5.1 million, or 74.1% of total revenue, for the six months ended June 30, 2000. Advertising sales revenue increased in absolute dollars primarily because of increased sales of banner ads due to increased distribution of our basic HitBox service and the resulting increase in traffic to our web sites. In addition, our ability to sell additional advertising improved as a result of the growth of our advertising sales force.



     Information services -- subscriptions. We commenced our subscription-based information services in the third quarter of 1999 and recognized $1.4 million in subscription revenue for the six months ended June 30, 2000, which represented 20.5% of total revenue compared to $0 in the same period of the previous year. We expect future subscription revenue to increase both in absolute dollars and as a percentage of total revenue as the result of the acquisition of new customers and growth in accounts and an increase in page views from our existing customers.



     Technology services. Technology services revenue derived from web site hosting services decreased from $451,000, or 9.5% of total revenue, for the six months ended June 30, 1999 to $371,000, or 5.4% of total revenue, for the six months ended June 30, 2000. As we have discontinued our focus on hosting services, we anticipate that revenue from hosting services will decline in the future.

Operating expenses


     Cost of revenue. Cost of revenue consists entirely of commissions owed to HitBox customers for the right to display the banner advertisements of advertising customers on their web sites. We began offering this service to our advertising customers in January 2000, and the related cost of revenue was $255,000 for the six months ended June 30, 2000. We intend to expand the number of HitBox customers who display the banner advertisements of our advertising customers on their web sites and we expect to increase the number of advertisers who advertise on our HitBox customers' web sites. As a result, we anticipate that our cost of revenue will continue to increase.



     Sales and marketing. Sales and marketing expenses consist primarily of compensation, sales commissions and marketing costs including advertising, marketing materials, trade shows, and public relations. Sales and marketing expenses increased from $1.3 million, or 27.1% of total revenue, for the six months ended June 30, 1999 to $2.6 million, or 37.5% of total revenue, for the six months ended June 30, 2000. The increase was attributable primarily to expenses related to an increase of sales and marketing personnel totaling $710,000, rents related to our new facility totaling $142,000, trade shows of $46,000 and recruiting fees of $102,000. We intend to continue to expand and enhance our sales and marketing organization to improve sales of our subscription services and advertising inventory. In addition, to the extent we develop indirect channels of distribution, our expenses associated with sales personnel and marketing activities will likely increase. As a result, we expect sales and marketing expenses to continue to increase in the future.



     Technology development and operations. Technology development and operations expenses consist primarily of salaries and consulting expenses, amortization of capitalized software development costs, Internet connectivity charges, equipment depreciation and other expenses related to improving and supporting our network. Technology development and operations expenses increased from $1.4 million, or 29.9% of total revenue, for the six months ended June 30, 1999 to $3.4 million, or 49.5% of total revenue, for the six months ended June 30, 2000. The increase is primarily a result of increased salaries and other costs associated with additional personnel and consultants totaling $681,000, amortization of capitalized software development costs totaling $455,000, rents related to our new facility totaling $242,000, and increased equipment depreciation and Internet connectivity charges totaling $843,000. We intend to hire additional personnel and expand and improve our network to support our new fee-based subscription services and to process more user behavior information. As a result, we anticipate that our technology development and operations expenses will continue to increase.



     We account for the software development component of our technology development and operations costs in accordance with Statement of Position, or SOP, 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with SOP 98-1, our internal and external costs incurred to develop internal-use computer software during the application development stage are capitalized. Our application stage costs generally include software configuration, coding, installation to hardware and testing. We also capitalize the costs of upgrades and enhancements that result in additional functionality. We expense costs for maintenance and minor upgrades and enhancements as these costs are incurred. Our capitalized software development costs are amortized on a straight-line basis over the estimated useful lives of the related software applications ranging from two months to 30 months. As a result of the application of SOP 98-1, we capitalized software development costs of $385,000 and $722,000 for the six months ended June 30, 1999 and 2000, respectively. We recorded amortization of capitalized software development costs of $279,000 and $729,000 for the six months ended June 30, 1999 and 2000, respectively.



     General and administrative. General and administrative expenses consist primarily of salaries and related costs of our executive, financial and other administrative functions, consulting and professional fees and depreciation. General and administrative expenses increased from $1.3 million, or 26.3% of total revenue, for the six months ended June 30, 1999 to $2.9 million, or 41.4% of total revenue, for the six months ended June 30, 2000. The increase was largely due to a bonus of $1.3 million paid to our President and Chief Executive Officer related to his purchase of our common stock as well as increases in professional fees of

$261,000 and rents related to our new facility of $86,000. We expect general and administrative expenses to increase in future periods to support the anticipated growth of our business.


Stock-based compensation


     In connection with the grant of certain stock options to employees, we recorded unearned stock-based compensation charges within stockholders' equity of $10.8 million in the six months ended June 30, 2000, representing the difference between the exercise price of these options and the fair value of our common stock as of the date of grant or the appropriate measurement date. Amortization of stock-based compensation was $3.4 million for the six months ended June 30, 2000. We will amortize these amounts over the respective vesting periods of the options using an accelerated graded vesting method in accordance with Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." We expect to amortize the remaining stock-based compensation in the amount of $4.2 million, $4.4 million, $2.1 million, $637,000 and $132,000 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004.


Provision for income taxes


     Income tax expense increased from $287,000 in the six months ended June 30, 1999 to $463,000 in the six months ended June 30, 2000. During the six months ended June 30, 2000, we recorded a valuation allowance for the entire amount of its net deferred tax asset due to the uncertainty surrounding the ultimate realization of such asset at that time. We had not recorded a valuation allowance for any prior periods as we had consistently reported net taxable income until the fourth quarter of 1999. The valuation allowance is based on available evidence, including our recent and planned operating performance, which reflects significant expenditures for sales and marketing and technology development costs related to our transition to a subscription services revenue model and uncertainty about the ultimate profitability of this revenue model. The effective tax rate of 31.7% in 1999 was a result of non-tax deductible stock-based compensation expense incurred in the fourth quarter of 1999.


Net income (loss)


     We reported net income of $617,000 for the six months ended June 30, 1999 compared to the net loss of $6.1 million for the six months ended June 30, 2000. We incurred a net loss in the six months ended June 30, 2000 substantially as a result of stock-based compensation expense of $3.5 million as compared to $0 expense in the six months ended June 30, 1999, increased sales and marketing, technology development and operations and general and administrative expenses as a percentage of total revenue in the six months ended June 30, 2000 and the full valuation allowance provided against our net deferred tax asset. The increase in sales and marketing and technology development and operations expenses are substantially related to the launch of our subscription-based information services including HitBox Enterprise, HitBox Pro and StatMarket as described more fully above. The increase in general and administrative expenses is substantially related to the increase in personnel costs associated with the growth in our executive team and a bonus of $1.3 million paid to our President and Chief Executive Officer as described more fully in the discussion of general and administrative expenses above.



Net loss attributable to common stockholders



     Net loss attributable to common stockholders increased from $1.7 million in 1999 to $9.2 million in the first six months of 2000. Expenses charged against net loss to arrive at net loss attributable to common stockholders increased from $467,000 in 1999 to $3.2 million in the first six months of 2000. The increase was largely a result of a dividend related to a beneficial conversion feature of $2.7 million related to the issuance of our convertible redeemable preferred stock in June 2000.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1999


Revenue

     Total revenue increased from $5.5 million for 1998 to $9.6 million for 1999 or year-to-year revenue growth of 74.4%. No single customer accounted for more than 10% of our total revenue in 1998 or 1999.


     Information services -- advertising sales. Advertising sales revenue increased from $4.6 million, or 83.3% of total revenue, for 1998 to $8.5 million, or 88.8% of total revenue, for 1999. Advertising sales revenue increased primarily because of increased sales of banner ads due to increased distribution of our basic HitBox service and the resulting increase in traffic to our web sites. In addition, our ability to sell additional advertising improved as a result of the growth of our advertising sales force.


     Information services -- subscriptions. We commenced our subscription-based information services in the third quarter of 1999 and recognized $74,000 in subscription revenue in 1999. Subscription revenue was 0.8% of total revenue for 1999.


     Technology services. Technology services revenue derived from web site hosting services increased from $918,000, or 16.7% of total revenue, for 1998 to $1.0 million, or 10.4% of total revenue, for 1999.


Operating expenses


     Sales and marketing. Sales and marketing expenses consist primarily of compensation, sales commissions and marketing costs including advertising, marketing materials, trade shows, and public relations. Sales and marketing expenses increased from $1.1 million, or 20.0% of total revenue, for 1998 to $3.4 million, or 35.6% of total revenue, for 1999. The increase was attributable to an increase in salaries and wages for our sales and marketing personnel totaling $647,000, an increase in spending on advertising, marketing materials, trade shows and public relations totaling $1.0 million, and an increase in depreciation of $160,000.



     Technology development and operations. Technology development and operations expenses consist primarily of salaries and consulting expenses, amortization of capitalized software development costs, Internet connectivity charges, equipment depreciation and other expenses related to improving and supporting our network. Technology development and operations expenses increased from $1.4 million, or 25.9% of total revenue, for 1998 to $3.4 million, or 35.5% of total revenue, for 1999. The increase is primarily a result of increased salaries and other costs associated with additional personnel totaling $718,000 and from increased equipment depreciation and Internet connectivity charges totaling $917,000. As a result of the application of SOP 98-1, we capitalized software development costs of $447,000 and $1.2 million for 1998 and 1999, respectively. We recorded amortization of capitalized software development costs of $277,000 and $799,000 for 1998 and 1999, respectively.



     General and administrative. General and administrative expenses consist primarily of salaries and related costs of our executive, financial and other administrative functions, consulting and professional fees and depreciation. General and administrative expenses increased from $1.5 million, or 27.5% of total revenue, for 1998 to $2.7 million, or 28.1% of total revenue, for 1999. The increase was attributable to increases in salaries and other costs associated with new personnel totaling $902,000 and increases associated with professional fees, the relocation of our principal offices and other administrative expenses necessary to support our growth totaling $172,000.


Stock-based compensation


     In connection with the grant of certain stock options to employees, we recorded unearned stock-based compensation charges within stockholders' equity of $6.1 million for the year ended December 31, 1999, representing the difference between the exercise price of these options and the fair value of our common stock as of the date of grant or the appropriate measurement date. Amortization of stock-based compensation was $2.0 million for 1999.

Provision for (benefit from) income taxes

     Income tax expense decreased from $624,000 in 1998 to a $(550,000) tax benefit in 1999, primarily as a result of our ability to carryback our 1999 net loss against prior years when we had recognized income tax expense. The effective tax rate was reduced from a 42.7% tax rate provision in 1998 to a 31.7% tax rate benefit as a result of non-tax deductible stock-based compensation.

Net income (loss)

     We reported net income of $837,000 in 1998 compared to a net loss of $1.2 million in 1999. We incurred a net loss in 1999 substantially as a result of stock-based compensation expense of $2.0 million in 1999, and increased sales and marketing and technology development and operations expenses as a percentage of total revenue in 1999. The increase in sales and marketing and technology development and operations expenses are substantially related to the launch of our subscription-based information services including HitBox Enterprise, HitBox Pro and StatMarket as described more fully above.


Net income (loss) attributable to common stockholders



     Net income (loss) attributable to common stockholders was $837,000 in 1998 compared to ($1.7) million in 1999. Expenses charged against net income in 1999 to arrive at net income attributable to common stockholders were $467,000. The expenses consisted of the accretion of a discount on our redeemable preferred stock that was sold in June 1999. There were no charges against net income to arrive at net income attributable to common stockholders in 1998.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenue

     Total revenue increased from $1.6 million for 1997 to $5.5 million for 1998 or year-to-year revenue growth of 239.8%. No single customer accounted for more than 10% of our total revenue in either 1997 or 1998.


     Information services -- advertising sales. Advertising sales revenue increased from $1.5 million, or 90.1% of total revenue, for 1997 to $4.6 million, or 83.3% of total revenue, for 1998. Advertising sales revenue increased primarily because of increased sales of banner ads, which was due to increased distribution of our basic HitBox service and the resulting increase in traffic to our web sites.


     Technology Services. Technology services revenue derived from hosting services increased from $160,000, or 9.9% of total revenue, for 1997 to $918,000, or 16.7% of total revenue, for 1998. This increase was primarily due to our increased ability to provide hosting services resulting from the expansion of our network operations center.

Operating Expenses


     Sales and Marketing. Sales and marketing expenses increased from $296,000, or 18.3% of total revenue, for 1997 to $1.1 million, or 20.0% of total revenue, for 1998. The increase was attributable to an increase in salaries and bonuses associated with additional sales and marketing personnel totaling $549,000 and an increase in spending on advertising, marketing materials, trade shows and public relations totaling $156,000.



     Technology development and operations. Technology development and operations expenses increased from $245,000, or 15.1% of total revenue, for 1997 to $1.4 million, or 25.9% of total revenue, for 1998. The increase primarily resulted from increases in salaries and bonuses totaling $583,000, equipment depreciation and Internet connectivity charges totaling $333,000, and amortization of capitalized software development costs. As a result of the application of SOP 98-1, we capitalized software development costs of $274,000 and $447,000 for 1997 and 1998, respectively. We recorded amortization of capitalized software development costs of $6,000 and $277,000 for 1997 and 1998, respectively.

     General and administrative. General and administrative expenses increased from $581,000, or 35.9% of total revenue, for 1997 to $1.5 million, or 27.5% of total revenue, for 1998. The increase was attributable to increases in salaries and bonuses totaling $596,000, depreciation totaling $189,000, professional fees and recruiting fees totaling $63,000, and other administrative expenses necessary to support our growth.


Provision for (benefit from) income taxes

     Income tax expense increased from $199,000 in 1997 to $624,000 in 1998, primarily as a result of an increase in income before income taxes. Our effective tax rate increased from 39.6% in 1997 to 42.7% in 1998 primarily as a result of certain expenses that are not deductible for tax purposes.

Net income


     Although net income increased from $304,000 in 1997 to $837,000 in 1998, net income decreased as a percentage of revenue from 18.7% in 1997 to 15.2% in 1998. Operating expenses grew on a percentage basis more than revenue as a result of significant increases in technology development and operations expenses substantially due to increased product development efforts in 1998 as compared to 1997. This operating cost increase was partially offset by lower percentage growth in general and administrative expenses as compared to revenue.


QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth unaudited quarterly consolidated statements of operations for the eight quarters ended June 30, 2000, as well as the percentage of total revenue represented by each item. We believe this unaudited information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our results of operations for the quarters presented. You should read this information in conjunction with our annual audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.



                                                                           QUARTER ENDED
                                     -----------------------------------------------------------------------------------------
                                     SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                       1998        1998       1999        1999       1999        1999       2000        2000
                                     ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                          (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS:
Revenue:
  Information
    services -- advertising
    sales..........................   $1,259      $1,404     $1,975      $2,339     $1,939     $ 2,268     $ 2,727    $ 2,403
  Information
    services -- subscriptions......       --          --         --          --         12          62         357      1,065
  Technology services..............      268         220        189         262        281         273         223        148
                                      ------      ------     ------      ------     ------     -------     -------    -------
    Total revenue..................    1,527       1,624      2,164       2,601      2,232       2,603       3,307      3,616
                                      ------      ------     ------      ------     ------     -------     -------    -------
Operating expenses:
  Cost of revenue..................       --          --         --          --         --          --         100        155
  Sales and marketing..............      314         274        511         781      1,038       1,084         784      1,816
  Technology development and
    operations.....................      428         388        568         857        869       1,118       1,557      1,870
  General and administrative.......      558         390        441         814        474         970         688      2,181
  Stock-based compensation.........       --          --         --          --         --       1,998       1,222      2,293
                                      ------      ------     ------      ------     ------     -------     -------    -------
    Total operating expenses.......    1,300       1,052      1,520       2,452      2,381       5,170       4,351      8,315
                                      ------      ------     ------      ------     ------     -------     -------    -------
Income (loss) from operations......      227         572        644         149       (149)     (2,567)     (1,044)    (4,699)
Other income (expense), net........        1           3         (4)        115         38          39         121         26
                                      ------      ------     ------      ------     ------     -------     -------    -------
Income (loss) before provision for
  (benefit from) income taxes......      228         575        640         264       (111)     (2,528)       (923)    (4,673)
Provision for (benefit from) income
  taxes............................       97         246        203          84        (35)       (802)        463         --
                                      ------      ------     ------      ------     ------     -------     -------    -------
Net income (loss)..................   $  131      $  329     $  437      $  180     $  (76)    $(1,726)    $(1,386)   $(4,673)
                                      ======      ======     ======      ======     ======     =======     =======    =======

                                                                       QUARTER ENDED
                                 -----------------------------------------------------------------------------------------
                                 SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                   1998        1998       1999        1999       1999        1999       2000        2000
                                 ---------   --------   ---------   --------   ---------   --------   ---------   --------
AS A PERCENTAGE OF TOTAL
  REVENUE:
Revenue:
  Information
    services -- advertising
    sales......................     82.4%       86.5%      91.3%       89.9%      86.9%       87.1%      82.5%       66.4%
  Information services --
    subscriptions..............       --          --         --          --        0.5         2.4       10.8        29.5
  Technology services..........     17.6        13.5        8.7        10.1       12.6        10.5        6.7         4.1
                                  ------      ------     ------      ------     ------     -------     ------      ------
    Total revenue..............    100.0       100.0      100.0       100.0      100.0       100.0      100.0         100
                                  ------      ------     ------      ------     ------     -------     ------      ------
Operating expenses:
  Cost of revenue..............       --          --         --          --         --          --        3.0         4.3
  Sales and marketing..........     20.6        16.9       23.6        30.0       46.5        41.6       23.7        50.2
  Technology development and
    operations.................     28.0        23.9       26.2        32.9       38.9        43.0       47.1        51.7
  General and administrative...     36.5        24.0       20.4        31.3       21.2        37.3       20.8        60.3
  Stock-based compensation.....       --          --         --          --         --        76.8       37.0        63.4
                                  ------      ------     ------      ------     ------     -------     ------      ------
    Total operating expenses...     85.1        64.8       70.2        94.2      106.6       198.7      131.6       229.9
                                  ------      ------     ------      ------     ------     -------     ------      ------
Income (loss) from
  operations...................     14.9        35.2       29.8         5.8       (6.6)      (98.7)     (31.6)     (129.9)
Other income (expense), net....      0.1         0.2       (0.2)        4.4        1.7         1.5        3.7          .7
                                  ------      ------     ------      ------     ------     -------     ------      ------
Income (loss) before provision
  for (benefit from) income
  taxes........................     15.0        35.4       29.6        10.2       (4.9)      (97.2)     (27.9)     (129.2)
Provision for (benefit from)
  income taxes.................      6.4        15.1        9.4         3.2       (1.6)      (30.8)      14.0          --
                                  ------      ------     ------      ------     ------     -------     ------      ------
Net income (loss)..............      8.6%       20.3%      20.2%        7.0%      (3.3)%     (66.4)%     41.9%     (129.2)%
                                  ======      ======     ======      ======     ======     =======     ======      ======


     Our quarterly operating results may vary significantly from quarter to quarter, are difficult to predict and may fluctuate due to a variety of factors, many of which are beyond our control. We may experience seasonality in our business, among other things, due to business buying patterns and declines in Internet usage during the summer months. We believe that period-to-period comparisons of our historical operating results are not meaningful and that you should not rely upon them as an indication of future performance. If we fail to meet the expectations of investors because they have relied too heavily on these period-to-period comparisons, the market price of our common stock may be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES


     From inception until June 1999, we financed our operations primarily from cash flow from operations and capital lease obligations. In June 1999, we issued 15,034,712 shares of our convertible redeemable preferred stock and 100 shares of our redeemable preferred stock to entities affiliated with TA Associates, Inc. and Summit Partners, LLC. These entities purchased the preferred stock for an aggregate cash payment of $5.0 million and the contribution of 2,088,154 shares of our previously outstanding common stock which they had acquired from our founders and a key executive. The common stock was purchased by the entities directly from the founders and key executive for $25.0 million in cash to provide immediate liquidity to the founders and key executive. As a result of this transaction, we reported a dividend of $20.0 million which is significant when compared to our total stockholders' deficit at December 31, 1999 of $22.8 million and our net loss in 1999 of $1.2 million. Upon the closing of this offering, each of the 15,034,712 outstanding shares of convertible redeemable preferred stock will be converted into approximately 0.4699 shares of common stock, for a total of 7,889,066 shares, and each of the 100 outstanding shares of redeemable preferred stock will be redeemed for $150,000 per share, for an aggregate of $15.0 million. The aggregate consideration to us of $29.7 million ($30.0 million, net of issuance costs of $303,000) has been allocated to the two series of securities based on their relative fair values at the time of issuance. The value ascribed to the redeemable preferred stock of $8.2 million ($8.3 million, net of issuance costs of $83,000) is based on its present value, as the 100 shares of redeemable preferred stock are redeemable for $15.0 million on June 18, 2005 but are not convertible and have no stated interest or dividend rights. The value ascribed to the 15,034,712 shares of convertible redeemable preferred stock of $21.5 million ($21.7 million, net of issuance costs of $220,000) is based on the fair value per common share implied by the total consideration paid and the conversion rate into which the preferred stock is convertible into common stock.



     In June 2000, we issued an additional 1,754,034 shares of our convertible redeemable preferred stock and an additional 11.66667 shares of our redeemable preferred stock to the same entities in exchange for cash proceeds of $3.5 million. For a purchase price of $10,000, we also issued to those entities warrants to purchase the number of shares of our common stock equal to $1.75 million divided by the conversion price of the convertible redeemable preferred stock in effect on the date of exercise, for an aggregate exercise price of $1.75 million. The conversion price of the convertible redeemable preferred stock on the date we issued the warrants was $2.1232 per share. Upon the closing of this offering, each of the 1,754,034 shares of convertible redeemable preferred stock will be converted into approximately 0.4699 shares of common stock, for a total of 824,221 shares, and each of the 11.66667 shares of redeemable preferred stock will redeemed for $150,000 per share, for an aggregate of $1.75 million.



     The aggregate consideration to us of $3.5 million has been allocated among the 1,754,034 shares of convertible redeemable preferred stock, 100 shares of redeemable preferred stock and the warrants based on their relative fair values at the time of issuance. The value ascribed to the redeemable preferred stock of $394,000 is based on its present value, as the redeemable preferred stock is redeemable for $1.75 million on June 18, 2005 but is not convertible and has no stated interest or dividend rights. The value ascribed to the convertible redeemable preferred stock of $2.7 million is based on the fair value of the common shares underlying the convertible redeemable preferred stock plus a premium associated with the security's redemption and other rights and preferences. The value ascribed to the warrants of $397 is based on their fair value determined using the Black-Scholes option pricing model with the following assumptions on the date of issuance:



- exercise price of $2.1232;



- fair value of common stock of $8.00;



- expected dividend yield of 0.0%;



- expected volatility of 70%;



- risk-free interest rate of 6.31%; and



- contractual life of 3.0 years.



The warrants are not exercisable if the Company completes an initial public offering, sells all or substantially all its assets for at least $150 million or sells greater than 50% of its voting stock for at least $150 million prior to April 2001. Therefore, the fair value determined using the Black-Scholes option pricing model was discounted by 80% based on the contingency surrounding the ultimate exercisability of the warrants.



     In connection with the June 2000 transaction described above, we recorded the embedded beneficial conversion feature associated with the 1,754,034 shares of convertible redeemable preferred stock as a dividend to the stockholders at the date of issuance because the security was immediately convertible. The value of the beneficial conversion feature was measured using its intrinsic value, i.e., the excess of the aggregate fair value of the common stock into which the convertible redeemable preferred stock is convertible over the proceeds allocated to the security. The intrinsic value of the beneficial conversion feature of $3.9 million exceeded the proceeds allocated to the convertible redeemable preferred stock of $2.7 million; therefore, we limited recognition of the beneficial conversion feature to the $2.7 million of proceeds allocated to the convertible redeemable preferred stock.



     In the event of a liquidation, dissolution, winding up or change of control of our company, the holders of the redeemable preferred stock shall be entitled to be paid (in preference to the holders of convertible redeemable preferred stock and common stock) an amount equal to $150,000 per share. The redeemable preferred stock is redeemable as follows:



- At any time on or after June 18, 2005, upon the written request of the holders of at least two-thirds of the then outstanding shares of redeemable preferred stock, all or, if less than all, a specified percentage of shares of redeemable preferred stock are redeemable in three annual installments.

- All outstanding shares of redeemable preferred stock are redeemable automatically upon the closing of any offering by us of our capital stock to the public pursuant to an effective registration statement under Section 5 of the Securities Act of 1933, as amended.



     The convertible redeemable preferred stock is redeemable at $2.1232 per share plus declared and unpaid dividends on or after June 18, 2005, at the option of the holders of at least two-thirds of the then outstanding shares ofconvertible redeemable preferred stock. Upon any liquidation, dissolution, winding up or change of control of us, the holders of the convertible redeemable preferred stock are entitled to be paid (subject to the prior payment of the preference amount to the holders of redeemable preferred stock), in preference to the holders of common stock.



     In April 2000, we entered into a $3.0 million revolving line of credit arrangement with a commercial bank that expires in April 2001. The line of credit provides up to $3.0 million for general corporate purposes and to finance capital equipment purchases. To the extent we borrow funds for equipment purchases, we can convert the borrowings to a loan with a term of 36 months. As of June 30, 2000, we borrowed funds under our line of credit in the amount of $1.3 million. As a result of our borrowings and a standby letter of credit arrangement entered into in connection with a lease, our available credit under the line of credit has been reduced by the amount of our borrowings and the standby letter of credit to approximately $1.4 million. In order for us to use our line of credit, we must meet certain financial requirements including the maintenance of unrestricted cash and cash equivalents plus eligible accounts receivable in the amount of the greater of:



     - 1.5 times current liabilities and all bank debt; or



     - the previous three month's operating cash usage.


There are also approximately fifteen other affirmative and negative covenants applying to this line. In connection with obtaining our line of credit, we issued a five-year warrant to purchase 13,333 shares of our common stock at an exercise price of $15.00 per share.


     Net cash provided by (used in) operating activities was $1.0 million, $1.3 million, $1.2 million and $(1.2) million in 1997, 1998, 1999 and the six-month period ended June 30, 2000. Net cash provided by operating activities in 1997 consisted primarily of net income and an increase in payables and accrued expenses. Net cash provided by operating activities in 1998 consisted primarily of net income and non-cash depreciation and amortization expenses. Net cash provided by operating activities in 1999 consisted primarily of non-cash expenses including stock-based compensation and depreciation and amortization plus increased payables and accrued expenses offset by a net loss and increased receivables. Net cash used in operating activities in the six months ended June 30, 2000 was primarily a result of an operating loss plus an increase in accounts receivable offset by non-cash stock-based compensation, depreciation and amortization, and an increase in accounts payable and accrued expenses.



     Since our inception, our investing activities have consisted primarily of purchases of fixed assets and investments in software development. Capital expenditures were principally related to our network operating center and computer equipment for our employees. Cash used in investing activities totaled $572,000, $1.1 million, $2.9 million and $2.4 million in 1997, 1998, 1999 and the six-month period ended June 30, 2000, respectively. We will continue to invest heavily in our network operations center and in our software development to ensure reliability of our network and to rapidly introduce new services and enhancements to our existing services and web sites.



     Cash provided by (used in) financing activities was ($292,000), $4.6 million and $4.7 million in 1998, 1999 and the six month periods ended June 30, 2000, respectively. Our financing activities over the last three and one-half years consisted primarily of the sale of our preferred stock and borrowings under our line of credit, offset by the payment of notes payable.



     As of June 30, 2000, we had $4.4 million of cash and cash equivalents and $5.2 million in working capital. Upon completion of this offering, we are required to redeem all of our redeemable preferred stock outstanding for an aggregate cash payment of $16.75 million and to pay a note payable to a former stockholder totaling $182,000 plus the related unamortized discount of $18,000 at June 30, 2000. We believe that the net proceeds from the sale of common stock in this offering, together with our current cash and cash equivalents, will be sufficient to redeem the redeemable preferred stock and to meet our working capital and capital expenditure requirements for at least the next twelve months. If this offering is not completed, we will not be required to immediately redeem our redeemable preferred stock, and we anticipate we will have sufficient cash to fund operations over the next twelve months without the offering proceeds. However, we may need to raise additional funds in the event that we pursue acquisitions or investments in complementary businesses, technologies, or experience operating losses that exceed our expectations. If we raise additional funds through the issuance of equity or convertible debt securities, our existing stockholders may experience dilution. In the event that additional financing is required, we may not be able to obtain it on acceptable terms or at all.


RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for fiscal years beginning after June 15, 2000. Because we hold no derivative financial instruments and do not engage in any hedging activities, the adoption of SFAS No. 133 is not expected to have a material impact on our financial position or results of operations.

     Staff Accounting Bulletin ("SAB") No. 101 provides the views of the Securities and Exchange Commission in applying generally accepted accounting principles to selected revenue recognition issues. We have adopted the requirements of SAB No. 101.

     Emerging Issues Task Force ("EITF") No. 00-02, "Accounting for Web Site Development Costs," is effective for fiscal quarters beginning after June 30, 2000, although earlier application is encouraged. We have been accounting for web site development costs in accordance with EITF No. 00-02 since its inception.


     FIN 44, "Accounting for Certain Transactions Including Stock
Compensation -- an Interpretation of APB 25" clarifies the application of APB 25 for:



     - the definition of employee for purposes of applying APB 25;



     - the accounting consequences of various modifications to the terms of a previously fixed stock option or award; and



     - the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000.



     - the adoption of FIN 44 did not and is not expected to have a material impact on the Company's financial position or results of operations.


MARKET RISK


     For the reasons described in detail below, we believe that our exposure to market risk is immaterial.


Foreign Currency Exchange Rate Risk


     To date, our revenues have been denominated in U.S. dollars and are generated primarily from customers in the United States. As a result, we have experienced limited exposure to foreign currency exchange risk. With the incorporation of our subsidiaries in France and the Netherlands in the first half of 2000 and our plans for further international expansion, we anticipate future revenues from international markets to be denominated in the currency of the applicable market. As a result, our operating results may become subject to significant fluctuations based upon changes in exchange rates of certain currencies in relation to the U.S. dollar. We will analyze our exposure to currency fluctuations and may engage in financial hedging techniques in the future to minimize the effect of these potential fluctuations; however, exchange rate fluctuations may adversely affect our financial results in the future.

Interest Rate Risk


     As of June 30, 2000, we had cash and cash equivalents of $4.4 million consisting of cash and highly liquid, short-term investments. The short-term investments have primarily 15-day maturities with historically stable interest rates and therefore have minimal exposure to interest rate fluctuations. Our outstanding notes payable and capital lease obligations are all at fixed interest rates and therefore have minimal exposure to interest rate fluctuations. Our line of credit bears interest at the prime rate plus one-quarter of a percent; therefore, we are exposed to interest expense increases to the extent the prime rate increases. We currently have approximately $1.3 million in outstanding borrowings under our line of credit. Interest expense resulting from possible increases in the prime rate would be insignificant.


YEAR 2000 COMPLIANCE

     We currently are not aware of any Year 2000 problems in any of our critical systems and services. However, our business could be harmed if we were to experience a Year 2000 problem in the future and we cannot guarantee that we will not experience Year 2000 problems in the future or that third parties that we rely on will not experience Year 2000 problems that will affect us.

                                    BUSINESS

OVERVIEW


     We provide detailed, real-time web site user behavior information and analysis to online customers. Our services allow businesses to outsource the collection, processing and reporting of users' interaction with their web pages and to avoid large, up-front hardware and software expenses. With the information we provide, businesses can observe how Internet users interact with a web site, click from page to page, or buy products or services and use this information to improve advertising strategies, site content, site structure and product or service offerings.



     The services we provide to our business customers are designed to assist them in making important decisions and identifying growth opportunities. Our technology serves web sites with varying levels of Internet user activity from just a few visits per week to millions of visits per day and is currently used to monitor over 150,000 accounts and 150 million page views per day. We sell our HitBox services to businesses ranging from emerging Internet companies with low annual revenue to established businesses with high annual revenue. By way of illustration, these customers include Cisco, Conseco Inc., ehobbies.com, Inc., Hewlett-Packard Company, Lucent Technologies, Inc., Paymybills.com, Inc., Proflowers, Inc., Skechers USA, Inc. and SkyDesk, Inc.


INDUSTRY BACKGROUND

Growth of the Internet


     The Internet has emerged as an important medium for communications and electronic commerce, or eCommerce, involving millions of users and web sites. Internet growth is expected to continue as access becomes more widely available across both wireline and wireless infrastructures. International Data Corporation, or IDC, estimates that the number of web users worldwide will increase from 144 million at the end of 1998 to approximately 602 million by the end of 2003. IDC also estimates the total value of eCommerce revenue is expected to increase from approximately $268 billion in 2000 to approximately $2.4 trillion in 2004. Forrester Research estimates that spending on software and services to support eCommerce alone exceeded $3.1 billion in 1999 and will grow to $14.5 billion by 2003.


     Access to the Internet through wireless devices is a fast growing segment of Internet access. IDC forecasts that the number of users in the United States of wireless devices that have the ability to send and receive information over the Internet will increase from 2.8 million in 1998 to 61.5 million in 2003.

The Need to Understand Internet User Behavior


     As businesses increasingly rely on the Internet and the money spent by online businesses grows, businesses are competing in a new and rapidly evolving environment. In addition to creating challenges, the Internet also creates opportunities to measure and analyze Internet user behavior. The ability to understand customer preferences based on Internet user behavior can provide a competitive business advantage. This understanding can help businesses make informed and insightful decisions about their online strategies and change their Internet content, commerce and advertising to suit customer preference, thereby better attracting and retaining customers.



     As users increasingly gain access to the Internet through wireless devices, we believe the importance of analysing the behavior of these wireless users will accelerate. To efficiently meet demands of mobile Internet users, businesses need to understand and respond to customer preferences on the wireless Internet.


Limitations of Traditional Software Approaches to Understanding Internet User Behavior

     Online user interaction occurs in a dynamic environment and generates volumes of user data from which businesses could benefit. This data provides information about business and consumer preferences and purchasing activities. The collection, analysis and presentation of Internet user data being constantly generated by millions of users requires complex technologies.

     When users request web content on the Internet, their request may be served from many places other than the original publisher's computers. This makes it difficult to collect and understand user behavior using software. Currently, many companies use software products to collect user data from the computers that publish their web pages, also known as the file servers. Those products can be slow and difficult to use and capture only incomplete information. Software products place the data collection, processing and storage burdens on the purchasers and fail to capture user information from sources beyond the file server such as servers in other companies' networks that store copies of web pages, called proxy servers; and networks of file servers distributed geographically communicating by specialized software, called distributed hosting networks. As a result, many businesses using these conventional software approaches may fail to capture this important information.



     The Internet permits businesses to outsource the collection of this critical business information to new, trusted service providers able to process and analyze the information for their customers. To be most effective, an outsourced service that measures and analyzes Internet user behavior must:


     - deliver timely and accurate information about actual user behavior;

     - respect the privacy of users;

     - be flexible and easy to use and implement; and

     - function in most current and emerging Internet environments.


OUR SERVICES



     We provide detailed, real-time web site user behavior information and analysis to our customers. We collect, process and store the information on our network. Therefore, our customers do not have to acquire or support hardware or software or train personnel to realize the benefits of our services. Furthermore, our services are easy to implement, require minimal upfront cost and provide user-friendly and meaningful online reports via the Internet on demand. The intelligence we provide to our business customers assists them in making important decisions and identifying growth opportunities.


Our Internet User Behavior Measurement and Analysis Service

     Our HitBox services:


     - collect and measure information about Internet users such as the web page they loaded just before arriving at our customer's web site; the frequency of their visits to our customers' web sites; their ISPs; their local time zones; their browser software; their operating systems, screen settings, color settings, and other information regarding the software they use; and the search engines and search terms that they use;


     - present detailed reports on user behavior such as the most common paths that users take within a customer's web site, the most popular pages, the pages from which users exit a site, and graphical displays of visitor volume patterns;

     - provide secure, real-time access to customer reports over the Internet through desk-top computers and wireless devices;

     - provide historical analysis based upon archived Internet user information in our network; and

     - protect user privacy and anonymity.

     Our HitBox services minimize our customer's initial costs by our charging monthly subscription fees and by not requiring the up-front costs associated with the acquisition and implementation of traditional hardware and software products. Additionally, our customers can quickly implement our service offering because we host our HitBox services in our network.


     Unlike a software vendor, we collect and store in our network the Internet user behavior information from all of our customers' accounts. This permits us to provide value-added information services. Our HitBox services collect information based on the browser activity of Internet users, in contrast to software-based solutions that rely on the server activity of Internet content providers. As a result, we measure requests for content from Internet users without regard to how or from where the content is served. Our HitBox technology is also generally able to distinguish between automated requests for content and actual users.

     We publish this user information in our large and growing database in a number of ways. StatMarket provides numerous statistics about broad Internet trends such as overall usage, browser technology, screen settings and other similar statistics. We publish on HitBox.com a traffic-based ranking of web sites to which we provide services. We also have a consumer-oriented portal called Yep.com that features the web sites using our HitBox services.

Benefits of Our Services to Our Customers

     Our Internet user behavior measurement and analysis services provide the following benefits to our customers:

     Internet Intelligence. Our HitBox services allow businesses to develop clear insights and more informed and responsive business strategies by providing them with accurate and timely information about the behavior and preferences of their Internet users.

     - Accurate, Valuable Data. Our HitBox services collect, measure and report important information about Internet user behavior on our customers' web sites based on the browser activity of actual Internet users. Our HitBox services also put our customers' information into relative context by comparing their data to that in our aggregate database of information from many customers' accounts.


     - Available on Demand. Customer information is presented in easy-to-read graphical reports that are available over the Internet 24 hours a day, seven days a week. Reports can be generated on demand with a mouse click.


     - Real-Time Information. Our customers can react to information about Internet user behavior in real time rather than waiting for reports of historical information. When an Internet user accesses one of our customers' web pages, our network immediately updates the customer's data in our database and on our web sites.


     Rapid Implementation. Our HitBox technology allows online businesses to begin collecting and measuring information about Internet users within seconds of inserting our HitBox sensors into their web pages. As a service provider, we provide information to our customers, not software. All software used by HitBox technology to process data resides in our network. We also store the information in our network, so our customers do not have to implement hardware or software products to realize the benefits of the HitBox services.



     Ease of Use. Our HitBox services do not require our customers to provide extensive training or on-going support.


     Flexibility. As our customers change their web sites, our HitBox services can be easily adapted to collect and measure Internet user behavior on new web pages. As a service provider, we make it easier for our customers to grow their online businesses.


     Environment Independence. We provide both wireline and wireless HitBox services to online businesses, whatever their Internet environment. Our HitBox services are compatible with operating systems and browsers such as Windows, Linux, Unix, MacOS, Hyper Text Markup Language (HTML), Handheld Devices Markup Language (HDML), Wireless Application Protocol (WAP), Internet Explorer, Netscape Navigator and PalmOS. HitBox Wireless can measure and report real-time detailed statistics about wireless Internet user behavior. We believe we are the first to market such a wireless service, and we have filed for patent protection of our technology.

STRATEGY

     Our objective is to be one of the leading providers of Internet information services that collect, measure and report Internet user behavior. Our primary strategies to achieve this objective are:

     Lead through Innovation. We plan to continue to refine our proprietary core technology and to develop new, enhanced versions of our existing HitBox Enterprise, HitBox Wireless and other HitBox services. We also plan to develop technologies that measure usage of new Internet access devices as they are developed, including additional wireless devices.

     Increase the Depth of Our Internet Intelligence. We intend to increase the amount of information about Internet user behavior contained in our database to enhance the value of our services. In particular, we intend to increase the number of domestic and international Internet web sites that carry our HitBox technology. By increasing the number of the data collection sources we employ, we acquire more comprehensive information which is of higher value to our customers.


     Focus on Potential HitBox Enterprise Customers. We intend to aggressively market our services to customers who can utilize our HitBox Enterprise service. We believe our technology and services provide distinctive capabilities to these customers who are building online businesses. Customers can develop awareness and insight into their businesses and improve growth opportunities through the information and analysis that we provide. We intend to build loyalty among our these customers and, through their support and recommendation of us, increase penetration of our services.


     Expand Direct Sales and Develop Indirect Distribution Channels. We intend to increase the size of our sales and marketing organization and to develop indirect distribution channels. Specifically, we intend to increase the number of employees dedicated to selling our HitBox services and Internet advertising. We plan to develop indirect channels to improve distribution of our HitBox services and to expand our customer base by entering into co-marketing or distribution agreements with companies that have a relationship with our customers or potential customers.


     Measure Wireless Internet User Behavior. An increasing portion of Internet access will come through wireless devices. We believe it will be important for businesses to understand user behavior in this market. We believe that our HitBox Wireless service offers measurement and analysis of wireless Internet user behavior. We intend to pursue our objective to become an industry standard in measuring user behavior on the wireless Internet through a focus on marketing our HitBox Wireless service.


     Expand Brand Awareness and Increase Market Penetration. We intend to improve awareness of our brands through increased sales and marketing efforts. For example, we are making a portion of our StatMarket information available to major news media. We are also pursuing resale agreements and co-marketing agreements with commerce service providers, Internet service providers and other providers of web-related products and services to businesses. We intend to use this combination of marketing efforts, service innovation and resale and co-marketing agreements to accelerate market penetration of our services.

TECHNOLOGY

     Our technology provides us a proprietary method for collecting, processing and reporting data from web sites across the Internet. We collect statistical data from each visitor to a site via the insertion of a HitBox sensor on web pages we monitor. Each of our HitBox services is completely Internet-based, obviating the need for customer server resources or information technology personnel to administer the application. We offer businesses multiple data measurement and reporting services using the information collected by our network. Our proprietary HitBox data collection process and a description of how we process and report collected data are illustrated by the following chart:

                                    [CHART]

(1) The browser, whether from a wireline or wireless device, requests content, like a web page, from a server.

(2) The server sends requested content with an embedded HitBox sensor to the browser.

(3) The HitBox sensor embedded in the requested content causes the browser to send information to our network.

(4) We provide online services and reports based on the behavioral information that we collect from the browser.

     The HitBox sensors have multiple functions, all of which are executed simultaneously. First, when a browser accesses any content on the Internet with an embedded HitBox sensor, the HitBox sensor directs the browser to request a file from our network. Second, our network reads data from the browser request, including an anonymous user profile unique to the browser. Third, when our network receives and analyzes the browser request, the HitBox sensor acts as a placeholder for the file that we send back to the user, which is either an invisible image file, our HitBox banner or a third-party banner. Finally, we update the anonymous profile on the browser to reflect the visit to a site within the HitBox community.


     We currently own and operate the network facilities that support our technology services. Our network operations center is comprised of a large interconnected collection of servers connected to the Internet through several Internet access providers. In the future, we may house our servers in third-party facilities, and we may deliver some content through network services with geographic diversity.



     As of June 30, 2000, we had approximately 57 employees engaged in technology development and operations activities. Our technology development expenditures were approximately $245,000, $1.4 million, $3.4 million and $3.4 million for 1997, 1998, 1999 and the six months ended June 30, 2000, respectively.


SUBSCRIPTION SERVICES AND WEB PROPERTIES

     We offer the following subscription services and web properties based on our core HitBox technology for collecting and reporting information about Internet user behavior:



------------------------------------------------------------------------------------------------
                                     SUBSCRIPTION SERVICES
------------------------------------------------------------------------------------------------
 HitBox Enterprise                  Our premium Internet user behavior measurement and analysis service that delivers statistics and reporting tools for
                                    fees. (www.hitboxenterprise.com)
------------------------------------------------------------------------------------------------
 HitBox Pro                         Our mid-level service that delivers basic statistics and
                                    reporting for fees. (http://resources.hitbox.com)
------------------------------------------------------------------------------------------------
 HitBox                             Our entry-level service that provides statistics and
                                    reporting in exchange for placing advertising on pages that are tracked. (www.resources.hitbox.com)
------------------------------------------------------------------------------------------------
 StatMarket                         Delivery of information on broad Internet usage patterns
                                    based on data aggregated from HitBox customers for fees.
                                    (http://statmarket.com)
------------------------------------------------------------------------------------------------
 HitBox Wireless                    Our wireless Internet user behavior measurement and analysis for fees. (www.hitboxwireless.com)
------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------
                                         WEB PROPERTIES
------------------------------------------------------------------------------------------------
 HitBox.com                         Community site for web site operators. Supported by
                                    advertising revenue. No fee to users.
------------------------------------------------------------------------------------------------
 Yep.com                            Consumer portal showcasing users of our HitBox services.
                                    Supported by advertising revenue. No fee to users.
------------------------------------------------------------------------------------------------

Subscription Services

     Our HitBox services allow our customers to gauge the number of visitors to their web site, their origination, popular viewing times, the nature of the equipment used and visitors' navigation within the site. All of our HitBox services identify and report:

     - Internet user behavior with page-to-page path tracking capability, including point of entry, user paths and exit page;

     - usage statistics, including unique visitors and page views;

     - referral information, including Internet address, domain, e-mail or newsgroup that directed the visitor to the site, major Internet service providers, referring search engines and keyword search used;


     - loyalty metrics, including number of reloads and return visitors;

     - browser type;

     - operating system type;


     - certain types of additions to browser software capabilities;


     - the user's screen colors and resolution;

     - timing metrics, including rush hours, time spent and traffic during prime time; and

     - traffic history and projections.

     HitBox Enterprise

     HitBox Enterprise, our premium fee-based HitBox service, is designed to serve the needs of high-value web properties. HitBox Enterprise provides real-time statistics and detailed anonymous aggregate profiles of visitors to a customer's web site. In addition to our standard HitBox features, HitBox Enterprise provides the following premium services:

     - benchmark comparisons with broad Internet statistics from our StatMarket service;

     - tracking of secure web pages;

     - greater multi-page tracking capability;


     - standardized e-mail reports and graphics e-mailed on demand; and



     - increased levels of password protection.


     HitBox Pro

     HitBox Pro is a mid-level fee-based version of our HitBox service for online businesses that do not require all of the statistics and reports offered in our HitBox Enterprise service.

     HitBox


     HitBox is our entry-level Internet user measurement and analysis service. Our HitBox customers enjoy the same statistics and reports as our HitBox Pro customers. Instead of charging a fee, we exchange our basic HitBox service for the right to place a banner ad on the customer's web site, which we use to derive advertising sales revenue.

     StatMarket

     StatMarket is our service that provides customers with information on broad Internet usage trends. We update and publish the information on StatMarket.com regularly based on information collected from millions of users of web sites containing embedded HitBox sensors. Businesses subscribe to our StatMarket service to monitor these trends.

                            [STATMARKET SCREENSHOT]

     HitBox Wireless

     HitBox Wireless provides real-time measurement and reporting of Internet user behavior from those who access the Internet with wireless devices such as web-enabled phones and web-connected organizers. HitBox Wireless provides Internet user behavior intelligence in the wireless Internet environment, including the following statistics:

     - page-to-page path tracking;


     - timing metrics including rush hours, time spent and traffic during prime-time;


     - traffic history and projections;

     - types of wireless devices used;

     - service providers;

     - area codes of web-enabled phone users;

     - screen resolutions; and


     - the type of software code used to create web pages supported by the device.


Web Properties

     HitBox.com

     HitBox.com serves as a community for webmasters allowing them to interact with each other and share ideas. Many webmasters who frequent HitBox.com use the HitBox Internet user behavior measurement and analysis technology. Webmasters visit HitBox.com regularly to check their statistics. In addition to webmasters, HitBox.com is also a destination for general Internet users. HitBox.com categorizes sites that use HitBox technology and ranks each by number of visitors to the site. These rankings give our customers a venue to promote their sites and generate additional traffic.

                            [HITBOX.COM SCREENSHOT]

     Yep.com

     Yep.com is our consumer-oriented portal. Its navigation engine showcases those web sites that use our HitBox services. We also provide technologies, tools and content to users of Yep.com that we believe make the experience of surfing the Internet more enjoyable and productive. The Yep.com search architecture includes topics of interests to consumers such as arts and literature, business and career, entertainment and other similar topics. We rank the Internet sites listed on Yep.com based on the sites' popularity and quality. A site's popularity is measured by the average number of unique daily page visits. A site's quality is based on number of bookmarks, speed of web site, length of users' stays, number of same-day visits, number of repeat visitors and other similar criteria.

                             [yep.com SCREEN SHOT]

CUSTOMERS


     Our HitBox customers range from small Internet businesses to Fortune 100 companies. No single customer has accounted for more than 10% of our revenue in a calendar year. The following is a list of our customers for HitBox services, representative of the range of customers in terms of size as determined by the customers' annual revenue:



Akamai Technologies, Inc.                   LoqueSea.com, Inc.
Bamboo Online/IPIX                          Lucent Technologies, Inc.
Beenz.com                                   MedScout Corporation
Bullseye Art Ltd.                           Mercado Libre, Inc.
Carfax, Inc.                                Mondera.com
Cisco Systems, Inc.                         Oscott Computers
Conseco Inc.                                Paymybills.com, Inc.
Discovery Channel                           Peakhour Pty Ltd
ehobbies.com, Inc.                          Proflowers, Inc.
ESPN                                        Qingniao.net Holdings LTD
Freei Networks, Inc.                        Seafood.com, Inc.
Free Lance Star, The                        Skechers USA, Inc.
Hewlett-Packard Company                     SkyDesk, Inc.
Iberia Airlines                             SportsYA, Inc.
inonMedia Corp.                             SupermarketsOnline, Inc.
International Merchant System               The Drudge Report
Janssen Pharmaceutical                      Yourz.com
Jigsaw Training and Consultancy Services    Venclick.com
Limited



CASE STUDIES



     We believe that case studies illustrating some of the benefits to businesses of using our HitBox technology are helpful to explain some of the specific reasons a potential customer may choose to subscribe to our services. The following case studies illustrate some of the benefits provided to businesses that utilize our HitBox technology.



     - An online provider of vehicle history data, was centralizing its large server operations into a single server bank. This customer's systems were soon becoming overloaded with the management of the log files and reporting of server activities. They switched to HitBox Enterprise and soon benefited by eliminating log files and having their Internet user behavior information available real-time on our web site.



     - A large manufacturer and marketer of communications technology, built a new web site for its business partners and needed a web site analysis service that could be implemented immediately with little to no drain on their resources. This customer chose HitBox Enterprise because the customer could begin collecting data within a couple of days. This allowed them to focus their internal resources on the vital aspects of their web site and be more responsive to their channel partners.



     - An online retailer of floral products, needed a service that could effectively measure many kinds of customer activity soon enough to make fast resource allocation and design changes. HitBox Enterprise provides them with accurate, real-time information about their Internet users on a page-by-page basis that they use to monitor advertising campaigns, observe and manipulate traffic patterns, and anticipate resource requirements for their holiday selling seasons.



     - An international sports portal, operates six web properties that focus on geographic markets including Spain, Mexico, Brazil, Argentina and the United States. They wanted a single provider to provide site-by-site and content-category analytics. They chose HitBox Enterprise to measure and analyze their total and specific traffic in different parts of its sites. They established separate HitBox Enterprise accounts, along with an aggregate account, so that they could track individual traffic in the Chat, Media and ProShop parts of their sites. This customer chose HitBox Enterprise because it provided a powerful service that allows them to track several subsections within a site.

SALES AND MARKETING


     We currently market our basic HitBox service primarily through word of mouth and the exposure that we get from existing users posting our banners on their web pages. We sell and market our HitBox Enterprise service and advertising inventory primarily through our direct sales force, which consisted of approximately 36 sales personnel as of June 30, 2000. Most of our sales force operates out of our San Diego office. We expect to use contractual relationships with companies that can promote or resell our services, such as Internet service providers and interactive agencies. We recently opened sales offices in France and the Netherlands to pursue international sales and marketing opportunities.


     Our marketing organization provides market direction and supports sales efforts through awareness and lead generation programs. Key marketing programs include:

     - market analysis;

     - regular press releases showcasing the information in our database and web properties;

     - public relations activities and speaking engagements;

     - direct mail and e-mail programs;

     - brochures, data sheets and website marketing; and

     - industry-focused programs.

     To increase the sales of our subscription services, we intend to hire a large number of additional direct sales personnel and establish referral and resale relationships. Accordingly, we anticipate a significant increase in our sales and marketing expenditures in the foreseeable future.


     We have a dedicated advertising sales team of approximately 14 personnel as of June 30, 2000 that sells advertising directly to advertisers and to agencies who represent advertisers.


COMPETITION


     The market for Internet intelligence and information, including user profiling, online advertising services and systems and web site traffic analysis is new, rapidly evolving and intensely competitive. We expect competition to increase both from existing competitors and new market entrants for various components of our services. We compete primarily on the basis of product functionality, depth, timeliness and quality of Internet user information and level of service.


     We believe that we compete in the following markets and with companies in each market including the companies listed below:

     Web Site Traffic Measurement. Accrue Software, Inc., Engage Technologies, Inc., NetGenesis Corp. and WebTrends Corporation market software that measures site-specific Internet usage.

     Internet User Measurement Services. MediaMetrix, Inc. and NetRatings, Inc. collect information from a representative sample of Internet users called panels and extrapolate this data to estimate broad usage patterns across the Internet.

     In addition, we face competition from individual web sites that develop independent methods of measuring their own audience or from other companies that develop alternative audience measurement technologies to those already provided by us. Some of the largest web publishers use internally-developed interactive marketing software rather than the commercial services or software offered by us and our competitors.

     In the market for our HitBox services, we currently compete in several areas such as:

     - price;


     - timely, accessible reporting;

     - ease of use;

     - product performance;

     - service; and

     - speed of implementation.

     As we also derive revenue from the sale of advertising on the Internet, we compete with Internet advertising providers such as major ISP's, content providers, large web publishers, web search engine and portal companies and content aggregation companies.

     Many of our current competitors, as well as a number of potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we have, including competitors affiliated with America Online, Microsoft and IBM. Our current and potential competitors also may have more extensive customer bases and larger proprietary databases. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to more effectively distribute their products or to enhance their product and service offerings.

INTELLECTUAL PROPERTY


     To protect our proprietary rights, we rely generally on copyright, trademark and trade secret laws and confidentiality agreements or licenses with employees, consultants, vendors, clients and corporate parties. WebSideStory, HitBox, StatMarket and Yep.com have been registered as service marks by the U.S. Patent and Trademark Office, and Yep and Traffic have received a Notice of Allowance which means these marks should register as soon as the U.S. Patent and Trademark Office receives copies showing how we use these marks. HitBox has also been registered in the European Union and in Japan. We have registered with the United States Copyright Office the copyrights in our web properties, HitBox.com, Yep.com and StatMarket.com. We also have applied for six patents, including two provisional patents, covering certain aspects of our technology and business methods.


     Despite these protections, a third party could, without authorization, disclose, copy or otherwise obtain and use our technology or develop similar technology or services independently. Our proprietary rights will not prohibit competitors from developing services similar to ours by development efforts that do not infringe on our rights. In addition, the laws of some foreign countries will not protect our proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in these jurisdictions. In order to protect our intellectual property rights we may institute litigation or other proceedings against third parties that we believe are infringing our rights. These actions may be costly and may divert our management's time and attention.


     We currently have six patent applications pending, two of which were filed provisionally, in the United States relating to web-based multiple-page tracking of visitor paths for both wireline and wireless Internet access and relating to email tracking. We have also filed three of these patent applications worldwide. We cannot assure you that our pending, or any future, patent applications will be granted, that any existing or future patents will not be challenged, invalidated or circumvented, or that the rights granted under or any patent that may issue will provide competitive advantages to us. Many of our current and potential competitors dedicate substantially greater resources to the protection and enforcement of intellectual property rights, especially patents. If a blocking patent has issued or issues in the future to a third party, we would need either to obtain a license to, or to design around, that patent. We may not be able to obtain a license on acceptable terms, if at all, or design around the patent, which could harm our ability to provide our services.



     We pursue the registration of our service marks in the United States and in other countries although we have not secured registration of all of our marks. As of June 30, 2000, we had four registered United States service marks, HitBox, StatMarket, WebSideStory and the Yep.com logo and we have applied for registration of three additional service marks, The Pulse of the Internet, Traffic and Yep, which we believe are key to identifying and differentiating our services from those of our competitors. HitBox is also registered as a service mark in Japan and in the European Union.


     We may, in the future, license our proprietary rights, in particular our HitBox technology, to third parties. These licensees may fail to abide by compliance and quality control guidelines with respect to our proprietary rights or take actions that would severely harm our ability to use our proprietary rights and our business.

     We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. It is difficult to proceed with certainty in a rapidly evolving technological environment in which there exist numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. In addition, the true scope of many recently issued patents regarding methods of conducting business is very uncertain. If we were to discover that our technology violates third-party proprietary rights, we might not be able to obtain licenses or continue offering our services based on our technology without substantial reengineering. Any efforts to undertake this reengineering might not be successful, and any necessary licenses might not be available on commercially reasonable terms, if at all.

     Litigation for claims of infringement might not be avoided or settled without incurring substantial expenses and damage awards. In addition, any of these claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could result in injunctions preventing us from delivering our services based on our technology or licensing our technology to third parties or clients. These claims could harm our business.

     In the future, we may seek to license third party technology to be integrated with our internally-developed technology. We cannot assure you that third-party technology licenses will be available to us on commercially reasonable terms. The unavailability of any of these technologies could harm our business. In addition, by using technology licensed from third parties, we may be charged with infringement by other parties. Even if we receive broad indemnification from our licensors, they may not be sufficiently capitalized and may not be able to indemnify us in the event of infringement, resulting in substantial exposure to us. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays, all of which could harm our business.

UNITED STATES AND FOREIGN GOVERNMENT REGULATION


     There are currently few laws or regulations expressly applicable to the Internet. Several recently passed federal laws could have an impact on our business. The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third party web sites that include materials that infringe copyrights or other rights of others. In order to comply with the Digital Millennium Copyright Act, we have posted the required information on our web sites and have agreed to remove allegedly infringing material posted by third parties on our web sites. The Children's Online Protection Act and the Children's Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from children. In order to comply with the Children's Online Privacy Protection Act, we recently modified all of our web site registration procedures to block our receipt of information from those under the age of 13. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal pornography laws. Currently, the U.S. Congress is also considering pending legislation which would significantly expand the authority of the Federal Trade Commission, or FTC, to enforce the privacy rights of Internet users. If these laws are passed, our privacy policies and methods might receive additional regulatory scrutiny not previously required. This legislation may impose significant costs on our business or subject us to additional liabilities.



     The FTC regulates the collection, use and sharing of information concerning Internet users. Several state attorneys general enforce consumer protection laws affecting Internet-based businesses. Regulatory inquiries and litigation of these types are often expensive and time-consuming. Several state legislatures have passed laws relating to usage of unsolicited email, or "spam." In addition, federal, state, local and foreign governmental organizations also are considering, and may consider in the future, other legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include libel, pricing, privacy, quality of products and services and intellectual property ownership.

     In the European Union, there is a range of legislation addressing, or having an impact on, Internet related businesses. In particular, the European Union adopted the Directive on Electronic Signatures and the Directive on Electronic Commerce in 1995. These Directives required European Union member countries to implement their terms into national law by October 24, 1998. Although some individual European nations have passed laws that go beyond the minimum requirements of the European Union Directives, many European countries have not yet implemented any national privacy legislation.

     The 1995 European Union Directive on Data Protection applies to the processing of personal data which is defined to include collection, storage, consultation and disclosure of information about identified or identifiable individuals. Because we do not collect personal data as defined under the European Union Directives, and because we do not associate the information we do collect with identified or identifiable individuals, we believe that the data we collect and provide to our customers does not constitute personal data regulated by this Directive.

     The governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business and financial results could be materially harmed by the adoption or modification of laws or regulations relating to the Internet.

     We do not know how courts or governments will interpret both existing and new laws. New laws or the application of existing laws and regulations may affect our business and these laws and regulations may be inconsistent. In addition, our business may be indirectly affected by our clients being subject to such legislation. Increased regulation of the Internet may decrease the growth in the use of the Internet, decreasing the demand for our services, increasing our cost of doing business, or otherwise significantly affect our business and financial results.

EMPLOYEES


     On June 30, 2000, we had 136 employees, including:



     - 57 in sales and marketing;



     - 57 in technology development and operations; and



     - 22 in general administration.


     We have never had a work stoppage, no employees are represented under collective bargaining agreements and we consider current relations with employees to be good.

FACILITIES

     Our principal offices currently occupy approximately 40,000 square feet located at 10182 Telesis Court, 6th Floor, San Diego, California under a lease that expires in January 2007 and also mandates that we lease approximately 21,000 square feet of additional space at the same site in September 2000. We believe that our facilities are adequate for our current operations and that additional space can be obtained if needed.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings in the ordinary course of business.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


     The following table sets forth certain information about our directors, executive officers and key employees as of June 30, 2000:


              NAME                AGE                         POSITION                         CLASS(1)
              ----                ---                         --------                         --------
John J. Hentrich................  50     President and Chief Executive Officer and Director     III
Blaise P. Barrelet..............  36     Chairman of the Board of Directors and Chief           III
                                         Internet Architect
Michael S. Christian............  39     Senior Vice President and Secretary
Terance A. Kinninger............  44     Senior Vice President and Chief Financial Officer
Meyar Sheik.....................  38     Senior Vice President and Chief Marketing Officer
Thomas H. Stigler...............  43     Senior Vice President, Enterprise Sales and
                                         Business Development
Randall K. Broberg..............  39     General Counsel and Chief Privacy Officer
Benjamin H. Ball(2)(3)..........  34     Director                                                I
Kurt R. Jaggers(2)(3)...........  41     Director                                               II
Walter G. Kortschak(2)(3).......  40     Director                                               II

------------
(1) Indicates the class of each director. Classes I, II, and III will be up for election at the annual meetings of stockholders in 2001, 2002 and 2003, respectively, and directors of each class will hold office for three year terms.

(2) Member of the compensation committee.

(3) Member of the audit committee.


     John J. Hentrich has served as our President and Chief Executive Officer since December 1999 and has served as a member of our board of directors since March 2000. He served as our Senior Vice President and Chief Financial Officer from November 1999 to December 1999. Prior to joining us, from May 1991 to November 1999, he was a partner in the San Diego office of Baker & McKenzie where he specialized in representation of advanced technology enterprises, chaired the San Diego corporate and securities practice and co-chaired the national securities practice. Mr. Hentrich holds a B.A. degree in philosophy from Fordham University, a Ph.D. in philosophy from Yale University and a J.D. from Yale Law School. Mr. Hentrich is also currently a director of a private company.


     Blaise P. Barrelet has served as our Chairman of the Board of Directors since he founded WebSideStory in 1996 and since January 2000 has served as our Chief Internet Architect. From 1996 until December 1999, he served as our President and Chief Executive Officer and oversaw all of our Internet technology development. He served as director of the software division at Tekelec Group, France, from 1991 to 1993. In 1994, he co-founded Reword Corporation, an Internet software localization company.

     Michael S. Christian currently serves as our Senior Vice President and Secretary and has been an officer of the company since February 1998. Mr. Christian served as a member of our board of directors from June 1999 to March 2000. Prior to joining us, Mr. Christian served as international counsel to Banque Worms, a French commercial bank, from 1989 to 1994 and was an associate lawyer with the San Diego office of Baker & McKenzie from 1995 to 1998. Mr. Christian holds a B.A. degree in literature from the University of California at San Diego and a J.D. from the Harvard Law School.

     Terance A. Kinninger has served as our Senior Vice President and Chief Financial Officer since April 2000. Prior to joining us, Mr. Kinninger served as Senior Vice President of Finance and Operations and Chief Financial Officer of MetaCreations Corporation, a software company, from July 1995 to January 2000 and was Chief Financial Officer, Senior Vice President, Business Development and a General Manager of Delphi Information Systems, a software company, from October 1990 to June 1995. Mr. Kinninger was also previously employed by Coopers and Lybrand, LLP as a certified public accountant and holds a B.S. degree from Miami University.

     Meyar Sheik has served as our Senior Vice President and Chief Marketing Officer since he joined us in April 2000. Mr. Sheik served as Vice President Worldwide Marketing and Strategic Alliances of Supernova, Inc., a software company, from October 1997 to March 2000 and Vice President Worldwide Marketing of Proginet Corp., a software company, from June 1994 to July 1997. Mr. Sheik has also held positions at Legent Corporation, ASYST Software Technologies and Macmillan Software Company. Mr. Sheik holds a B.S. degree in Electrical Engineering from the New York Institute of Technology, and an M.B.A. from the Rochester Institute of Technology.

     Thomas H. Stigler has served as our Senior Vice President, Enterprise Sales and Business Development since he joined us in February 2000. Mr. Stigler served as Vice President, Sales and Business Strategy for Digital Lava, Inc., a software and services company, from November 1995 to September 1999, was an account executive for Sybase, Inc., a software company, from February 1995 to November 1995 and was a District Manager for Hitachi Data Systems, Inc. from January 1993 to February 1995. From December 1980 to January 1993, he served as an account executive, marketing manager and representative at IBM Corporation. Mr. Stigler holds a B.S. degree from Northwestern University.

     Randall K. Broberg has served as our General Counsel and Chief Privacy Officer since joining us in April 2000. Mr. Broberg is an Internet and intellectual property law specialist. Prior to joining us, he was a shareholder in the La Jolla, California office of Heller Ehrman White & McAuliffe from December 1998 to April 2000, specializing in the representation of Internet companies, and a partner and of counsel at the San Diego office of Baker & McKenzie from August 1994 to December 1998. Prior to that he was General Counsel and Director of Corporate Development at Directed Electronics, Inc. Mr. Broberg holds an A.B. from Stanford University and a J.D. from the University of Virginia School of Law.

     Benjamin H. Ball has served as a member of our board of directors since June 1999. Mr. Ball is a founding partner of Francisco Partners, a private equity investment firm, where he has been employed since October 1999. Prior to co-founding Francisco Partners, Mr. Ball served as a Vice President for TA Associates, Inc., a private equity investment firm, from 1997 to 1999. Mr. Ball holds an A.B. from Harvard College and an M.B.A from Stanford University.

     Kurt R. Jaggers has served as a member of our board of directors since December 1999. Mr. Jaggers has served as a Managing Director of TA Associates, Inc., since January 1997, was a Principal there from January 1993 to December 1996 and was Vice President from 1990 to 1992. Mr. Jaggers received a B.S. degree and an M.S. degree in electrical engineering, followed by an M.B.A. from Stanford University. He is currently a director of Invitrogen Corporation, a biotechnology company, as well as several private companies.

     Walter G. Kortschak has served as a member of our board of directors since June 1999. Mr. Kortschak is a Managing Partner and a Managing Member of various entities affiliated with Summit Partners, LLC, a private equity capital firm, where he has been employed since June 1989. Summit Partners, LLC, and its affiliates manage a number of venture capital funds, including Summit Ventures V, L.P., Summit V Advisors (QP) Fund, L.P., Summit V Advisors Fund, L.P. and Summit Investors III, L.P. Mr. Kortschak holds a B.S. in engineering from Oregon State University, an M.S. in engineering from The California Institute of Technology and an M.B.A. from the University of California at Los Angeles. Mr. Kortschak also serves as a member of the board of directors of E-TEK Dynamics, Inc., an optical networking solutions company, and Somera Communications, Inc., a telecommunications equipment company, as well as several private companies.

BOARD COMPOSITION

     Our board of directors currently consists of five members. Prior to the closing of this offering, our board of directors will be divided into three classes, as nearly equal in number as possible. Each class upon election and re-election at each year's annual meeting of stockholders will serve a three-year term. Our By-laws provide that the authorized number of directors may be changed only by resolution of the board of directors.

     Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. Our directors have not historically received compensation for serving on our board, but we reimburse the costs and expenses of attending meetings. We anticipate that we may compensate our directors for their service in the future, but we have no current estimate of what that compensation may be.


BOARD COMMITTEES

     Our board of directors has established an audit committee and a compensation committee. The audit committee consists of Messrs. Jaggers, Kortschak and Ball. The audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions.

     The compensation committee consists of Messrs. Jaggers, Kortschak and Ball. The compensation committee makes decisions concerning and makes recommendations regarding salaries, benefits and incentive compensation for our employees, consultants, directors and other persons compensated by our company. The compensation committee also administers our stock plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. We did not have a compensation committee during 1999. We appointed our compensation committee in April 2000.

EXECUTIVE COMPENSATION

     The following table sets forth summary information concerning compensation awarded to, earned by, or accrued for services rendered to us in all capacities during the fiscal year ended December 31, 1999 by John J. Hentrich, Blaise P. Barrelet, Agnes L. Barrelet and Michael S. Christian. These four officers are referred to as the named executive officers in this prospectus. The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees, nor does it include certain perquisites and other personal benefits received.

                           SUMMARY COMPENSATION TABLE


                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                               ANNUAL COMPENSATION             -------------------------------
                                     ---------------------------------------     SECURITY
                                                            ALL OTHER ANNUAL    UNDERLYING        ALL OTHER
    NAME AND PRINCIPAL POSITION      SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)(2)   COMPENSATION($)
    ---------------------------      ---------   --------   ----------------   -------------   ---------------
John J. Hentrich, President, Chief
  Executive Officer and
  Director(3)......................  $ 21,000    $     --        $   --          1,854,517          $ --
Blaise P. Barrelet, Chairman and
  Chief Internet Architect(4)......   510,000          --         6,273(1)              --            --
Agnes L. Barrelet, Vice
  President(5).....................   340,000          --            --                 --            --
Michael S. Christian, Senior Vice
  President and Secretary(6).......   100,000     200,000         7,599(1)              --            --


------------
(1) Represents a car allowance.


(2) Includes 1,324,654 shares issuable upon exercise of an option intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended, and 529,861 shares issuable upon exercise of a warrant.

(3) John J. Hentrich joined us in November 1999 and was appointed President and Chief Executive Officer in December 1999. His current annual base salary is $275,000.



(4) The annual salary for Blaise P. Barrelet was reduced to $50,000 commencing January 1, 2000. See "-- Employment Agreements."



(5) The annual salary for Agnes L. Barrelet was reduced to $50,000 commencing January 1, 2000. See "-- Employment Agreements." Mrs. Barrelet served as one of our executive officers until January 2000 and as a director until April 2000. Mrs. Barrelet is the spouse of Blaise P. Barrelet, our Chairman and Chief Internet Architect.



(6) The annual base salary for Michael S. Christian was increased to $160,000 commencing April 25, 2000. See "-- Employment Agreements."


STOCK OPTION GRANTS

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth, for the fiscal year ended December 31, 1999, certain information regarding options granted to each of the named executive officers:

                                            INDIVIDUAL GRANTS
                        ----------------------------------------------------------
                                              PERCENTAGE
                           NUMBER OF           OF TOTAL
                           SECURITIES      OPTIONS/WARRANTS                 FAIR
                           UNDERLYING         GRANTED TO      EXERCISE     VALUE
                        OPTIONS/WARRANTS      EMPLOYEES       PRICE PER   PRICE ON
                            GRANTED           IN FISCAL         SHARE     DATE OF    EXPIRATION
         NAME                 (#)              YEAR(%)           ($)       GRANT        DATE
         ----           ----------------   ----------------   ---------   --------   ----------
John J. Hentrich(1)...       529,861             19.8%          $0.21      $3.29      12/20/03
John J. Hentrich(2)...     1,324,654             49.6            1.05       3.29      12/20/09
Blaise P. Barrelet....            --               --              --         --            --
Agnes L. Barrelet.....            --               --              --         --            --
Michael S.
  Christian...........            --               --              --         --            --


                             POTENTIAL REALIZABLE VALUE AT
                             ASSUMED ANNUAL RATES OF STOCK
                         PRICE APPRECIATION FOR OPTION TERM($)
                        ---------------------------------------
         NAME               0%            5%            10%
         ----           -----------   -----------   -----------
John J. Hentrich(1)...  $1,631,972    $2,007,652    $2,441,011
John J. Hentrich(2)...   2,967,225     5,708,018     9,912,933
Blaise P. Barrelet....          --            --            --
Agnes L. Barrelet.....          --            --            --
Michael S.
  Christian...........          --            --            --


------------


(1) Includes 529,861 shares issuable under an immediately exercisable warrant.



(2) Includes 1,324,654 shares issuable under an immediately exercisable option subject to a right of repurchase that lapses over three years.


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FISCAL YEAR-END VALUES

     The following table sets forth, with respect to each of the named executive officers, information regarding the number and value of securities underlying unexercised options held by the named executive officers as of December 31, 1999.


                                                                    NUMBER OF SECURITIES
                                                                   UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                            SHARES                 FAIR VALUE         OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                          ACQUIRED ON    VALUE      PRICE AT             YEAR-END(#)              AT FISCAL YEAR-END($)
                           EXERCISE     REALIZED   FISCAL YEAR   ---------------------------   ---------------------------
          NAME                (#)         ($)          END       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            -----------   --------   -----------   -----------   -------------   -----------   -------------
John J. Hentrich(1).....         --        $--        $3.29       1,854,515           --       $4,599,197      $     --
Blaise P. Barrelet......         --        --          3.29              --           --               --            --
Agnes L. Barrelet.......         --        --          3.29              --           --               --            --
Michael S. Christian....    104,245        --          3.29         735,022       36,491        2,389,557       118,632


------------

(1) Includes 1,324,654 shares issuable under an immediately exercisable option subject to a right of repurchase that lapses over three years and 529,861 shares issuable under an immediately exercisable warrant.

EMPLOYMENT AGREEMENTS

     The employment with our executives is generally at will. The agreements we enter into with our employees seek to ensure that we are the sole owner of all intellectual property and inventions involving the activities or contributions of our employees.


     We entered into an agreement with John J. Hentrich as of February 2000 in connection with his employment as President and Chief Executive Officer. The agreement is for no specified term and provides for a base salary of $275,000 annually. The agreement also provides that Mr. Hentrich is entitled to receive annual bonuses of $397,782, $502,898 and $120,868 in 2000, 2001 and 2002,
respectively, payable in scheduled monthly installments. In addition, Mr. Hentrich is eligible for an annualized performance bonus to be determined by the board of directors. Mr. Hentrich also received a grant of immediately exercisable options to purchase 1,324,654 shares of our common stock at $1.05 per share, and an immediately exercisable warrant to purchase 529,861 shares of our common stock at $0.21 per share. In February 2000, he exercised his warrant and paid with a promissory note. In January 2000, he exercised his options and also paid with a promissory note. These notes were to be forgiven upon achieving certain goals and objectives, and both notes were forgiven in June 2000 in accordance with their terms. See "Certain Transactions." Upon the termination of Mr. Hentrich by the company without cause or constructive termination following a change-in-control, Mr. Hentrich is entitled to one year's base salary plus an amount equal to the greater of the prior year's performance bonus or the estimated current year's bonus. Also, upon a change-in-control, 83,333 of Mr. Hentrich's unvested shares will vest, and if Mr. Hentrich is constructively terminated or terminated without cause 60 days prior to or after a change-in-control, all of Mr. Hentrich's shares will vest.


     We have an employment agreement with each of Blaise P. Barrelet, our Chairman and Chief Internet Architect, and Agnes L. Barrelet, our Vice President and the spouse of Mr. Barrelet. We currently pay each of them $50,000 annually plus a bonus as determined by the compensation committee. We also lease automobiles for each of them. These employment agreements may be terminated at any time by either party. We provide medical benefits consistent with those provided to employees generally.


     We have an employment agreement with Michael S. Christian, our Senior Vice President and Secretary. The agreement is for no specified term and provides for a base salary of $160,000 annually. We also lease an automobile for Mr. Christian. This agreement may be terminated at any time by either party. We provide medical benefits to Mr. Christian consistent with those provided to employees generally.



     We have an employment agreement with Terance A. Kinninger, our Senior Vice President and Chief Financial Officer. The agreement is for no specified term and may be terminated at any time by either party. Mr. Kinninger currently earns a base salary of $200,000 annually and in 2000, he is also eligible for an annualized bonus of up to $50,000, contingent upon reasonable goals established by the Chief Executive Officer. The agreement also provides for the grant of nonstatutory options to purchase 137,500 shares of our common stock at an exercise price of $2.04 per share. If Mr. Kinninger is terminated without cause or if he resigns for good reason within one year following a change-in-control, one-half of his unvested options will vest. In addition, if Mr. Kinninger's employment is terminated within the first year of employment without cause or if he resigns for good reason, up to 44,444 of his unvested shares will vest. Mr. Kinninger is entitled to fringe benefits generally available to the executive staff.



     We have an employment agreement with Randall K. Broberg, our General Counsel and Chief Privacy Officer. The agreement is for no specified term and may be terminated at any time by either party. Mr. Broberg currently earns a base salary of $170,000 annually. The agreement also provides for the grant of incentive stock options to purchase 66,666 shares of our common stock at an exercise price of $2.04 per share. If Mr. Broberg is terminated without cause following a change-in-control, we will pay him a severance payment of $85,000 and one-half of his unvested options will vest. We provide medical benefits to Mr. Broberg consistent with those provided to employees generally.



     We have an employment agreement with Thomas H. Stigler, our Senior Vice President, Enterprise Sales and Business Development. The agreement is for no specified term and may be terminated at any time by either party. Mr. Stigler currently earns a base salary of $150,000 annually. In addition, Mr. Stigler also received a grant of incentive stock options to purchase 100,000 shares of our common stock at an exercise price of $1.05 per share. If Mr. Stigler's employment is terminated without cause during his first full year of employment, his shares will vest daily based on a four-year vesting period from the date of grant until the date of termination. We provide medical benefits to Mr. Stigler consistent with those provided to employees generally.



     We have an employment agreement with Meyar Sheik, our Senior Vice President and Chief Marketing Officer. The agreement is for no specified term and may be terminated at any time by either party. Mr. Sheik currently earns a base salary of $178,000 annually and is also eligible to receive bonus compensation of up to $115,000 contingent upon the achievement of certain financial goals. The agreement also provides for the grant of nonstatutory stock options to purchase 83,333 shares of our common stock at an exercise price of $2.04 per share. Mr. Sheik is entitled to fringe benefits generally available to the executive staff.


     At the time of commencement of employment, our employees generally execute an agreement in which they agree that their employment will be at will and that they will comply with the policies outlined in the Employee Handbook. This agreement also includes a proprietary information and inventions assignment provision.

STOCK OPTION PLANS

1998 and 1999 Stock Option Plans


     Our 1998 and 1999 Stock Option Plans, referred to as the 1998 and 1999 Option Plans, respectively, provide for the grant of incentive stock options, which may provide for preferential tax treatment, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, and directors and consultants. There are a total of 178,514 and 52,000 shares outstanding subject to options granted pursuant to the 1998 Option Plan and the 1999 Option Plan, respectively. These options continue to be governed by the terms of the plan pursuant to which they were granted, however no additional options will be granted pursuant to either plan.



2000 Equity Incentive Plan



     In November 1999, the board adopted our 2000 Equity Incentive Plan, referred to as the 2000 Incentive Plan, which amended and restated both our 1998 Option Plan and our 1999 Option Plan. A total of 3,973,964 shares of common stock are currently reserved for issuance pursuant to the 2000 Incentive Plan and upon the effectiveness of this offering, and at the end of each calendar quarter, this share reserve automatically increases such that the number of shares reserved for issuance shall equal 17.5% of the total shares of capital stock outstanding at the end of such quarter.



     The 2000 Incentive Plan provides for the grant of options to our directors, officers, key employees, consultants and certain of our advisors. Options to purchase 1,614,500 shares under the 2000 Incentive Plan are currently outstanding, and 1,031,719 shares remain available for issuance pursuant to the 2000 Incentive Plan.



     The 2000 Incentive Plan permits the granting of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors), directors and consultants (including non-employee directors). In addition, the 2000 Incentive Plan permits the granting of stock bonuses and rights to purchase restricted stock. No person is eligible to be granted options covering more than 1,333,333 shares of common stock in any calendar year.



     The 2000 Incentive Plan is administered by a committee appointed by our board of directors called the compensation committee. Subject to the limitations set forth in the 2000 Incentive Plan, the compensation committee has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each stock award, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the option exercise price and the type of consideration to be paid upon exercise and, subject to certain restrictions, to specify other terms of stock awards.


     The maximum term of options granted under the 2000 Incentive Plan is ten years. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all of our incentive plans) may not exceed $100,000 or the options or portion thereof which exceed such limit (according to the order in which they are granted) shall be treated as nonstatutory stock options. Stock options granted under the 2000 Incentive Plan are generally non-transferable. Options expire three months after the termination of an optionee's service. In general, if an optionee is permanently disabled or dies during his or her service, such person's options may be exercised up to 12 months following such disability and 6 months following such death.



     The exercise price of options granted under the 2000 Incentive Plan is determined by the compensation committee in accordance with the guidelines set forth in the 2000 Incentive Plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 2000 Incentive Plan vest at the rate specified in the option agreement. The exercise price of incentive stock options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our capital stock must be at least 110% of the fair market value of such stock on the date of grant and the term of such incentive stock options cannot exceed five years.



     Any stock bonuses or restricted stock purchase awards granted under the 2000 Incentive Plan shall be in such form and will contain such terms and conditions as the compensation committee deems appropriate. The purchase price under any restricted stock purchase agreement will not be less than 85% of the fair market value of our common stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the 2000 Incentive Plan are generally non-transferable.


     Pursuant to the 2000 Incentive Plan, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full become available for grant, but exercised shares repurchased by us pursuant to a right of repurchase will not then become available for grant.

     Upon certain changes in control, all outstanding stock awards under the 2000 Incentive Plan must either be assumed or substituted for by the surviving entity. In the event the surviving entity does not assume or substitute for such stock awards, such stock awards will be accelerated and then terminated to the extent not exercised prior to such change in control.


     The compensation committee has the authority to amend or to terminate the 2000 Incentive Plan as long as such action does not adversely affect any outstanding option, stock purchase right or stock bonus and provided that stockholder approval shall be required to the extent required by applicable law. The existence of the 2000 Incentive Plan does not affect the board's ability to grant other incentives or compensation pursuant to other authority.


2000 EMPLOYEE STOCK PURCHASE PLAN


     In April 2000, we adopted the 2000 Employee Stock Purchase Plan referred to as the Purchase Plan. A total of 500,000 shares of common stock have been reserved for issuance under the Purchase Plan. This share reserve shall automatically increase each year, based upon a formula, equal to the lesser of 200,000 shares or an amount determined by the board. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Internal Revenue Code. Under the Purchase Plan, the board may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan.


     Unless otherwise determined by the board, employees are eligible to participate in the Purchase Plan only if they are employed by us or our subsidiary designated by the board for at least 20 hours per week and are customarily employed by us or our subsidiary designated by the board for at least five months per calendar year. Employees who participate in an offering may have up to 10% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the board. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period and participation ends automatically on termination of employment.


     In the event of a merger, reorganization, consolidation or liquidation, the board has discretion to provide that each right to purchase common stock will be assumed or an equivalent right will be substituted by the successor corporation or the board may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The board has the authority to amend or terminate the Purchase Plan, provided, however, that no such action may adversely affect any outstanding rights to purchase common stock.

401(k) PLAN

     We provide a Basic Savings Plan, or 401(k) Plan, that covers our full-time employees located in the United States. Our 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to our 401(k) Plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from our 401(k) Plan. If our 401(k) Plan qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended, contributions by us, if any, will be deductible by us when made.

     Pursuant to our 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $10,500 in 2000 and to have the amount of such reduction contributed to our 401(k) Plan. Our 401(k) Plan permits, but does not require, additional matching contributions to our 401(k) Plan by us on behalf of all participants in our 401(k) Plan. To date, we have not made any matching contributions to our 401(k) Plan.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION ON LIABILITY


     Our By-laws provide that we shall indemnify our directors and executive officers and may indemnify other employees and agents to the fullest extent permitted by Delaware law. We are also empowered under our By-laws to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person we are required or permitted to indemnify. We currently have entered into indemnification agreements with each of the following individuals:



     - John J. Hentrich, our President and Chief Executive Officer;



     - Blaise P. Barrelet, our Chairman and Chief Internet Architect;



     - Agnes L. Barrelet, a Vice President;



     - John T. Burke, our Controller;



     - Terance A. Kinninger, our Senior Vice President and Chief Financial Officer;



     - Michael S. Christian, our Senior Vice President and Secretary;



     - Meyar Sheik, our Senior Vice President and Chief Marketing Officer;



     - Randall K. Broberg, our General Counsel and Chief Privacy Officer; and



     - Thomas H. Stigler, our Senior Vice President, Enterprise Sales and Business Development.



     We intend to enter into a Delaware form of Indemnification Agreement in connection with the reincorporation, with each of our directors and executive officers, Agnes L. Barrelet and John T. Burke.

     In addition, our Amended and Restated Certificate of Incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derives an improper personal benefit.

     Our Amended and Restated Certificate of Incorporation also provides that if the Delaware General Corporation Law is amended after the approval by our stockholders of the restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. This limitation of liability does not apply to liabilities arising under the federal securities laws or state or federal environmental laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     We maintain directors' and officers' liability insurance and intend to continue to maintain this insurance in the future.

                              CERTAIN TRANSACTIONS

EXECUTIVE EMPLOYMENT AGREEMENTS


     We have entered into employment agreements and stock option agreements with each of our executive officers. See "Management -- Employment Agreements."


MANAGEMENT INDEBTEDNESS


     In December 1999, we granted an option to purchase 529,862 common shares at an exercise price of $0.21 per share to John J. Hentrich, our President and Chief Executive Officer. The option was immediately vested and expires in December 2003. The option was exercised in full on January 3, 2000 through the issuance of a full recourse promissory note in the amount of $111,000. The note bore interest at 6.5% per annum and was due and payable on January 3, 2003. The principal plus interest was to be immediately forgiven upon: (1) the sale by our stockholders of a majority of our common stock, (2) the sale by WebSideStory of substantially all our assets, (3) our owning cash and cash equivalents in excess of $4.0 million (except if this condition was satisfied because of a public offering), or (4) the involuntary termination of Mr. Hentrich's employment with us. If we are in registration for or have completed an initial public offering of our equity securities prior to December 31, 2000, and the note had not previously been forgiven, the principal plus interest would be forgiven in 12 equal monthly installments commencing on the earlier of the date that the initial public offering is completed or January 1, 2001. This note was completely forgiven in June 2000 in accordance with its terms.



     On March 23, 2000, Mr. Hentrich borrowed approximately $70,000 from us under a non-recourse promissory note in order to meet required tax withholding related to the stock option he exercised in January 2000. The note bore interest at 6.5% per annum and was due and payable on March 23, 2003. The principal plus interest was to be immediately forgiven upon: (1) the sale by our stockholders of a majority of our common stock, (2) the sale by us of substantially all of the assets, (3) our owning cash and cash equivalents in excess of $4.0 million (except if this condition was satisfied because of a public offering), or (4) the involuntary termination of the Chief Executive Officer's employment with us. If we are in registration for or have completed an initial public offering of our equity securities prior to December 31, 2000, and the note has not previously been forgiven, the principal plus interest would be forgiven in 12 equal monthly installments commencing on the earlier of the date that the initial public offering was completed or January 1, 2001. This note was completely forgiven in June 2000 in accordance with its terms.



     On February 28, 2000, Mr. Hentrich exercised 1,324,655 options with an exercise price of $1.05 per share into 165,490 shares of vested common stock and 1,159,165 shares of vesting common stock through the issuance of a full recourse promissory note in the amount of $1,391,000. These options were originally granted in December 1999 under the 2000 Plan. Unvested shares are subject to a right of repurchase by WebSideStory that lapses as the shares vest. The note bore interest at 6.5% per annum and was due and payable on February 27, 2004. The principal plus interest is forgiven in 24 equal monthly installments commencing on April 1, 2000 unless Mr. Hentrich voluntarily resigns. The principal plus interest would be immediately forgiven upon: (1) a change in control of the Company, (2) the involuntary termination of the Chief Executive Officer's employment with us, or (3) our owning cash and cash equivalents equal to or in excess of $4.0 million (except if this condition was satisfied because of a public offering). If we are in registration for or have completed an initial public offering of our equity securities prior to December 31, 2000, and the note had not previously been forgiven immediate forgiveness because of the Company's ownership of at least $4.0 million in cash and cash equivalents would not occur. This note was completely forgiven in June 2000 in accordance with its terms.



FINANCING TRANSACTIONS



     In June 1999, we issued an aggregate of 15,034,712 shares of our convertible redeemable preferred stock and 100 shares of our redeemable preferred stock to various entities affiliated with TA Associates, Inc. and Summit Partners, LLC in exchange for 2,088,154 shares of common stock of the Company and $5.0 million in cash. These investors previously purchased the common stock for $25.0 million from Blaise Barrelet, our Chairman and Chief Internet Architect, Agnes Barrelet, one of our directors at the time and the spouse of Mr. Barrelet, and Michael Christian, our Senior Vice President and Secretary. Kurt Jaggers, one of our directors, is a managing director of TA Associates, Inc. Walter Kortschak, another of our directors, is a managing member of Summit Partners, LLC. Upon the closing of this offering, each outstanding share of convertible redeemable preferred stock will be converted into approximately 0.4699 shares of common stock, or a total of 7,064,845 shares, and each outstanding share of redeemable preferred stock will be redeemed for $150,000 per share, for a total of $15.0 million. In connection with this transaction, Mr. Christian was paid a bonus of $200,000 which was recorded in general and administrative expense in June 1999.



     For financial reporting purposes, we have treated the fair value of the common stock purchased from Mr. Barrelet, Mrs. Barrelet and Mr. Christian of $5.0 million as a repurchase of the common stock by us. The excess of the fair value of the common stock over its original issuance cost has been debited to retained earnings. The excess of the purchase price of the common stock over its fair value has been recorded as a dividend and consequent charge to retained earnings. The aggregate consideration to us of $29.7 million ($30.0 million, net of issuance costs of $303,000) has been allocated to the two series of securities based on their relative fair values at the time of issuance. The value ascribed to the redeemable preferred stock of $8.2 million ($8.3 million, net of issuance costs of $83,000) is based on its present value, as the redeemable preferred stock is redeemable for $15.0 million on June 18, 2005 but is not convertible and has no stated interest or dividend rights. The value ascribed to the convertible redeemable preferred stock of $21.5 million ($21.7 million, net of issuance costs of $220,000) is based on the fair value per common share implied by the total consideration paid and the conversion rate into which the preferred stock is convertible into common stock.



     In December 1999, our board of directors approved a change in the conversion rate into which the convertible redeemable preferred stock is convertible into common stock from one-to-0.1667 to one-to-0.4699. This change was made for no additional cash consideration, as business factors that were present at the time of the original investment were identified shortly after consummation of the transaction and reflected in the adjusted conversion rate. The number of common shares into which the convertible redeemable preferred stock was convertible was 2,505,785 before the change in the conversion rate and 7,064,845 after the change.



     In June 2000, we issued 1,754,034 additional shares of our convertible redeemable preferred stock and 11.66667 additional shares of our redeemable preferred stock to various entities affiliated with TA Associates, Inc. and Summit Partners, LLC in exchange for cash proceeds of $3.5 million. For a purchase price of $10,000, we also issued to those investors warrants to purchase the number of shares of our common stock equal to $1.75 million divided by the conversion price of the convertible redeemable preferred stock in effect on the date of exercise, for an aggregate exercise price of $1.75 million. The conversion price of the convertible redeemable preferred stock on the date the warrants were issued was $2.1232 per share. Upon the closing of this offering, each outstanding share of convertible redeemable preferred stock will be converted into approximately 0.4699 shares of common stock, or a total of 824,221 shares, and each outstanding share of redeemable preferred stock will redeemed for $150,000 per share, for a total of $1.75 million.



     The aggregate consideration to us of approximately $3.5 million has been allocated among the convertible redeemable preferred stock, the redeemable preferred stock and the warrants based on their relative fair values at the time of issuance. The value ascribed to the redeemable preferred stock of $394,000 is based on its present value, as the redeemable preferred stock is redeemable for $1.75 million on June 18, 2005 but is not convertible and has no stated interest or dividend rights. The value ascribed to the convertible redeemable preferred stock of approximately $2.7 million is based on the fair value of the common shares underlying the convertible redeemable preferred stock plus a premium associated with the security's redemption and other rights and preferences. The value ascribed to the warrants of $397,000 is based on their fair value determined using the Black-Scholes option pricing model with the following assumptions on the date of issuance: exercise price of $2.1232, fair value of common stock of $8.00, expected dividend yield of 0.0%, expected volatility of 70%, risk-free interest rate of 6.31% and contractual life of 3.0 years. The warrants are not exercisable if we complete an initial public offering, sell all or substantially all our assets for at least $150 million or sell greater than 50% of our voting stock for at least $150 million prior to April

2001. Therefore, the fair value determined using the Black-Scholes option pricing model was discounted by 80% based on the contingency surrounding the ultimate exercisability of the warrants.



     In connection with the June 2000 transaction described above, we recorded the embedded beneficial conversion feature associated with the convertible redeemable preferred stock as a dividend to the stockholders at the date of issuance because the security was immediately convertible. The value of the beneficial conversion feature was measured using its intrinsic value, i.e., the excess of the aggregate fair value of the common stock into which the convertible redeemable preferred stock is convertible over the proceeds allocated to the security. The intrinsic value of the beneficial conversion feature of $3.9 million exceeded the proceeds allocated to the convertible redeemable preferred stock of $2.7 million; therefore, we limited recognition of the beneficial conversion feature to the $2.7 million of proceeds allocated to the convertible redeemable preferred stock.



     In the event of a liquidation, dissolution, winding up or change of control of us, the holders of the redeemable preferred stock shall be entitled to be paid (in preference to the holders of convertible redeemable preferred stock and common stock) an amount equal to $150,000 per share. The redeemable preferred stock is redeemable:



     - for all outstanding shares of preferred stock or a specified percentage of such outstanding shares, on or after June 18, 2005, at the option of the holders of at least two-thirds of the then outstanding redeemable preferred stock; or



     - for all outstanding shares of redeemable preferred stock, automatically upon the close of any public offering by the Company of its capital stock under the Securities Act of 1933.



     The convertible redeemable preferred stock is redeemable at $2.1232 per share plus declared and unpaid dividends on or after June 18, 2005, at the option of the holders of at least two-thirds of the then outstanding convertible redeemable preferred stock. Upon any liquidation, dissolution, winding up or change of control of the Company, the holders of the convertible redeemable preferred stock are entitled to be paid (subject to the prior payment to the holders of redeemable preferred stock) the preference amount, in preference to the holders of common stock.



     The following table summarizes the financial aspects of the aforementioned preferred stock financings:



Number of redeemable preferred shares issued                    111.66667
                                                              -----------
Aggregate value ascribed to the redeemable preferred stock    $ 8,647,000
                                                              -----------
Number of convertible redeemable preferred shares issued       16,788,746
                                                              -----------
Aggregate value ascribed to the convertible redeemable
  preferred stock                                             $24,466,000
                                                              -----------
Number of common equivalent shares                              7,889,066
                                                              -----------
Aggregate value of the convertible redeemable preferred
  stock
  based on the mid-point of the filing range                  $63,112,528
                                                              -----------
Number of warrants issued                                         824,221
                                                              -----------
Aggregate value ascribed to the warrants                      $   397,000
                                                              -----------

                             PRINCIPAL STOCKHOLDERS

     The following table contains information about the beneficial ownership of our common stock before and after our initial public offering for:

     - each stockholder known by us to own beneficially more than 5% of the common stock;

     - each of our directors;

     - each of our named executive officers; and

     - all directors and executive officers as a group.


     The percentage of ownership in the following table is based on 24,466,325 shares of common stock outstanding on June 30, 2000, as adjusted to reflect the conversion of all outstanding shares of convertible redeemable preferred stock upon the closing of this offering. The table assumes no exercise of the underwriters' over-allotment option.



     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 30, 2000 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.



                                                                                  PERCENTAGE OF
                                                                                   COMMON STOCK
                                                                                   OUTSTANDING
                                                           NUMBER OF SHARES    --------------------
                                                             BENEFICIALLY       BEFORE      AFTER
                   BENEFICIAL OWNER(1)                          OWNED          OFFERING    OFFERING
                   -------------------                     ----------------    --------    --------
Blaise P. Barrelet(2)....................................     14,516,091         59.3%       49.3%
Agnes L. Barrelet(2).....................................     14,516,091         59.3%       49.3%
John J. Hentrich(3)......................................      1,854,516          7.6%        6.3%
Michael S. Christian(4)..................................        771,511          3.1%        2.6%
Benjamin H. Ball(5)......................................          8,207            *           *
  One Maritime Plaza, Suite 2500
  San Francisco, CA 94111
Kurt R. Jaggers(6).......................................      3,944,533         16.1%       13.4%
  TA Associates, Inc.
  125 High Street, High Street Tower
  Suite 2500
  Boston, MA 02110
Walter G. Kortschak(7)...................................      3,944,533         16.1%       13.4%
  Summit Partners, LLC
  499 Hamilton Avenue, Suite 200
  Palo Alto, CA 94301
Entities affiliated with Summit Partners, LLC(8).........      3,944,533         16.1%       13.4%
  499 Hamilton Avenue, Suite 200
  Palo Alto, CA 94301
Entities affiliated with TA Associates, Inc.(9)..........      3,944,533         16.1%       13.4%
  125 High Street, High Street Tower
  Suite 2500
  Boston, MA 02110
All executive officers and directors as a group (10
  persons)(10)...........................................     25,031,184         99.3%       84.9%


------------
  * Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

 (1) Unless otherwise indicated, the address for each person or entity named below is c/o WebSideStory, Inc., 10182 Telesis Court, 6th Floor, San Diego, California 92121.

 (2) Includes 11,846,499 shares held by Blaise P. Barrelet, our Chairman and Chief Internet Architect, and 2,669,592 shares held by Agnes L. Barrelet, one of our Vice Presidents and the spouse of Blaise P. Barrelet.

 (3) Includes 1,324,654 shares subject to a right of repurchase in favor of the company which right lapses over time or upon the occurrence of certain events.

 (4) Includes 33,333 shares issued upon exercise of options and 738,178 shares that are currently exercisable or will become exercisable within 60 days
     after                .


 (5) Until October 1999, Mr. Ball was a Vice President of TA Associates, Inc. and retains a pecuniary interest in 8,207 shares held by TA Investors LLC. Mr. Ball does not have voting or dispositive power with respect to any other of the shares owned by the TA funds and disclaims beneficial ownership of these shares.



 (6) Mr. Jaggers, one of our directors, is a Managing Director of TA Associates, Inc. Mr. Jaggers does not have voting or dispositive power with respect to the shares owned by any of the entities affiliated with TA Associates, Inc. and disclaims beneficial ownership of these shares, except to the extent of 4,880.8387 shares of convertible preferred stock and 0.032464 shares of redeemable preferred which he owns through TA Investors LLC.



 (7) Mr. Kortschak, one of our directors, is a managing member of Summit Partners, LLC, which is the general partner of Summit Partners, V, L.P., which is the general partner of each of the following funds: Summit Ventures V, L.P. and Summit V Companion Fund, L.P. Summit Partners, LLC is also the general partner of each of the following funds: Summit V Advisors Fund, L.P. and Summit V Advisors Fund (QP), L.P. Mr. Kortschak is also a general partner of Summit Investors III, L.P., which owns stock in our company. Summit Partners, LLC, through an investment committee, has voting and dispositive power with respect to shares owned by the entities affiliated with Summit Partners, LLC. Mr. Kortschak is a member of the investment committee of Summit Partners, LLC. Mr. Kortschak does not have voting or dispositive power with respect to the shares owned by entities affiliated with Summit Partners, LLC and disclaims beneficial ownership of these shares.



 (8) Includes 2,619,840 shares held by Summit Ventures V, L.P., 609,882 shares held by Summit V Companion Fund, L.P., 56,558 shares held by Summit V Advisors Fund, L.P., 185,075 shares held by Summit V Advisors Fund (QP), L.P. and 61,070 shares held by Summit Investors III, L.P. each of which is an affiliate of Summit Partners, LLC. Summit Partners V, L.P. is the general partner of each of Summit Ventures V, L.P. and Summit V Companion Fund, L.P. Summit Partners, LLC is the general partner of each of Summit Partners V, L.P., Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. Summit Partners, LLC through an investment committee, exercises sole voting and investment power with respect to the shares owned by entities affiliated with Summit Partners, LLC. Mr. Kortschak is a member of the investment committee of Summit Partners, LLC.



 (9) Includes 2,878,524 shares held by TA/Advent VIII L.P., 541,639 shares held by Advent Atlantic and Pacific III L.P., 54,692 shares held by TA Executives Fund LLC and 57,570 shares held by TA Investors LLC. TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC and TA Investors LLC are part of an affiliated group of investment partnerships. The general partner of TA/ Advent VIII L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III L.P. is TA Associates AAP III Partners L.P. TA Associates, Inc. is the general partner of TA Associates AAP III Partners L.P. and is the sole manager of TA Advent VIII L.P., TA Executives Fund LLC and TA Investors LLC. Each entity listed above has sole voting power for the shares it holds.



(10) Includes shares described in the notes above, as applicable. All executive officers and directors as a group include: Blaise P. Barrelet, John J. Hentrich, Michael S. Christian, Benjamin H. Ball, Kurt R. Jaggers, Walter
     G. Kortschak, Terance A. Kinninger, Randall K. Broberg, Thomas H. Stigler and Meyar Sheik.

                          DESCRIPTION OF CAPITAL STOCK


     Immediately following the closing of this offering and the filing of our restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of June 30, 2000, after giving effect to the conversion of all outstanding preferred stock into common stock upon the closing of this offering, there were outstanding 24,466,325 shares of common stock held of record by 16 stockholders and outstanding options to purchase 2,583,193 shares of common stock and outstanding warrants to purchase 837,554 shares of common stock. Of the warrants to purchase 837,554 shares of common stock, warrants to purchase 824,221 shares terminate and become void upon the closing prior to April 2001 of any of the following:



     - an initial public offering;



     - the sale of all or substantially all of our assets for at least $150 million; or



     - the sale of greater than 50% of our voting stock for at least $150 million.


COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be validly issued, fully paid and nonassessable.

PREFERRED STOCK


     Upon the closing of this offering, all outstanding shares of our convertible redeemable preferred stock will be converted into shares of common stock, and we intend to redeem all outstanding shares of our redeemable preferred stock. Upon conversion of the convertible redeemable preferred stock and redemption of the redeemable preferred stock, those shares of preferred stock will be cancelled and no longer available for issuance. Under the restated certificate of incorporation, the board has the authority, without further action by stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series. In addition, our board may fix the rights, preferences and privileges, of any preferred stock it determines to issue. These rights may include items such as a preferential return on our liquidation, the right to receive dividends if declared by the board of directors, the right to protection from dilutive issuances of securities, or the right to approve certain corporate actions. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in our control or to make removal of our management more difficult. Additionally, our issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.


REGISTRATION RIGHTS


     The holders of 7,889,066 shares of our common stock and the holder of a warrant to purchase 13,333 shares of our common stock are entitled to certain registration rights with respect to the registration under the Securities Act of the common stock into which those shares are convertible. These rights are provided for under the terms of a registration rights agreement between us and the holders of the registrable securities. Beginning one year following the date of this prospectus, holders of a majority of the then outstanding registrable securities may require on up to two occasions that we register for public resale all or any portion of their registrable securities (representing offering proceeds aggregating not less than $20 million for an initial public offering or $10 million otherwise). We need not register these shares if the requested registration would occur within six months following the effective date of any other registration statement we have filed. Also, we may defer the registration of these shares for up to 120 days if, in the good faith judgment of our board of directors, it would be seriously detrimental to us and our stockholders for the registration statement to be filed or if there is a valid business purpose or reason for delaying filing or effectiveness. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but we may limit the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration, other than underwriting fees, discounts and commissions, will be borne by us.

ANTI-TAKEOVER PROVISIONS

Delaware Law

     We are governed by the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sale or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control.

Charter and By-law Provisions


     Our By-laws provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Our restated certificate of incorporation also specifies that the authorized number of directors may be changed only by resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These provisions contained in our restated certificate of incorporation and By-laws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Equiserve Trust Company, 525 Washington Boulevard, Suite 4691, Jersey City, New Jersey 07310.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


     Upon completion of this offering, we will have outstanding 29,466,325 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our affiliates.



     The remaining 24,466,325 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.


     As a result of the lock-up agreements and the provisions of Rules 144, 144(k) and 701 described below, these restricted shares will be available for sale in the public market as follows:

     - no shares may be sold prior to 180 days from the date of this prospectus;


     - 24,187,427 shares including exercisable options and warrants will have been held long enough to be sold under Rule 144 or Rule 701 between 181 and 365 days after the date of this prospectus, however the resale of these restricted shares will be limited by volume and other resale restrictions under Rule 144 because the holders of these shares are our affiliates; and



     - 25,922,319 shares including exercisable options and warrants will have been held long enough to be sold under Rule 144 or Rule 701 following one year after the date of this prospectus, however the resale of certain of these restricted shares will be limited by volume and other resale restrictions because the holders of certain of these shares are our affiliates; and



     - 26,347,849 shares including exercisable options and warrants will have been held long enough to be sold under Rule 144 or Rule 701 following two years after the date of this prospectus, however the resale of certain of these restricted shares will be limited by volume and other resale restrictions because the holders of certain of these shares are our affiliates.


     All holders of the Rule 701 shares are required to wait until 90 days after the prospectus before selling these shares. However, all shares issued under Rule 701 are subject to lock-up arrangements and will become eligible for sale only when the lock-up agreements expire.

LOCK-UP ARRANGEMENTS


     Holders of a total of 24,466,325 shares of common stock (including preferred stock convertible into common stock and including all stock held by executive officers and directors), and holders of options and warrants to purchase a total of 2,360,166 shares of common stock have agreed not to sell or otherwise dispose of any unrestricted shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of FleetBoston Robertson Stephens Inc. In addition, all options granted under our equity incentive plans are subject to similar lock-up arrangements pursuant to agreements between the optionees and us.

RULE 144

     In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     - 1% of the number of shares of our common stock then outstanding which will equal approximately 294,663 shares immediately after this offering; or


     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 discussed above.

RULE 701

     In general, under Rule 701, any of our employees, consultants or advisors who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus. Non-affiliates will be able to sell their shares subject only to the manner-of-sale provisions of Rule 144. Affiliates will be able to sell their shares without compliance with the holding period requirements of Rule 144.

REGISTRATION RIGHTS


     Upon completion of this offering, the holders of 7,889,066 shares of our common stock and the holder of a warrant to purchase 13,333 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. See "Description of Capital
Stock -- Registration Rights." Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.


STOCK OPTIONS

     Immediately after this offering, we intend to file a registration statement under the Securities Act covering the shares of common stock reserved for issuance upon exercise of outstanding options and options available for grant. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market beginning 180 days after the effective date of the registrant statement of which this prospectus is a part upon completion of the lock-up period described above.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., U.S. Bancorp Piper Jaffray Inc. and William Blair & Company, L.L.C., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
FleetBoston Robertson Stephens Inc. ........................
U.S. Bancorp Piper Jaffray Inc. ............................
William Blair & Company, L.L.C. ............................
                                                               -------
  Total.....................................................
                                                               =======

     The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $     per share, of which $          may be
reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

     Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus has been determined through negotiations among the representatives and us. The factors considered in these negotiations included prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the present state of our development.

     The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Over-Allotment Option

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 750,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional 750,000 shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of 5,000,000 shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table summarizes the compensation to be paid to the underwriters by us, which is equal to 7% of the initial public offering price of the common stock sold by us in this offering.

                                                                         TOTAL
                                                                 ----------------------
                                                                  WITHOUT       WITH
                                                       PER         OVER-        OVER-
                                                      SHARE      ALLOTMENT    ALLOTMENT
                                                     --------    ---------    ---------
Underwriting Discounts and Commissions payable by
  WebSideStory.....................................

     We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $2.0 million.

Indemnity

     The underwriting agreement contains covenants of indemnity between the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Lock-Up Agreements


     Each of our executive officers and directors and all of our other stockholders have agreed not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. This restriction terminates after the close of trading of the shares on the 180th day of (and including) the day the shares commenced trading on the Nasdaq National Market. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the Representatives and any of our shareholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.


     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by shareholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

Listing

     We have applied to list the shares of our common stock for quotation on the Nasdaq National Market under the symbol "WSSI."


Syndicate Short Sales



     The representatives have advised us that, on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 750,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Purchases to cover a short position and stabilizing transactions described below may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.


Stabilization


     The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representatives have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


Directed Share Program


     At our request, certain of the underwriters have reserved up to 5% of the shares of common stock, the directed shares, for sale at the initial public offering price to persons who are our directors, officers, employees, customers, suppliers or who are otherwise associated with us and our affiliates, and who have advised us of their desire to purchase such shares. The number of shares of common stock available for sale to the general public will be reduced to the extent of sales of the directed shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters on the same basis as all other shares of common stock offered hereby. We have agreed to indemnify those certain underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.


                                 LEGAL MATTERS

     Gray Cary Ware & Freidenrich LLP in San Diego, California will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters for us. Brobeck, Phleger & Harrison LLP in Irvine, California will pass upon certain legal matters for the underwriters.

                                    EXPERTS

     The audited financial statements at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, including the exhibits with the registration statement, with respect to the shares offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement. Statements or descriptions contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference or which are filed as exhibits are not necessarily complete. In each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the more complete description of the matter involved.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the Security and Exchange Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Security and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can receive copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. Our Commission filings, including the registration statement, will also be available to you on the Commission's Internet site at http://www.sec.gov. We intend to send our stockholders annual reports containing audited consolidated financial statements and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                               WEBSIDESTORY, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999
  and as of June 30, 2000 (unaudited).......................  F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 and 1999 and for the Six Months
  Ended June 30, 1999 and 2000 (unaudited)..................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the Years Ended December 31, 1997, 1998 and 1999 and
  for the Six Months Ended June 30, 2000 (unaudited)........  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999 and for the Six Months
  Ended June 30, 1999 and 2000 (unaudited)..................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of WebSideStory, Inc.

     The stock split and reincorporation described in Note 1 to the consolidated financial statements have not been consummated at April 17, 2000. When they have been consummated, we will be in a position to furnish the following report:

          "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of WebSideStory, Inc. and its subsidiary (the "Company") at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

PRICEWATERHOUSECOOPERS LLP

San Diego, California
April 17, 2000, except for the portion
of Note 1 discussing the
stock split to which
the date is             , 2000
and the portion of Note 1
discussing the reincorporation
to which the date is             , 2000

                               WEBSIDESTORY, INC.
                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                                 PRO FORMA
                                                                                                  BALANCE
                                                                DECEMBER 31,                       SHEET
                                                              -----------------    JUNE 30,      JUNE 30,
                                                               1998      1999        2000          2000
                                                              ------   --------   -----------   -----------
                                                                                  (UNAUDITED)   (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents.................................  $  330   $  3,254    $  4,431      $  4,431
  Restricted cash...........................................      --        100          --            --
  Accounts receivable, net of allowance for doubtful
    accounts of $0, $76 and $172............................      93        636       1,953         1,953
  Receivable from leasing company...........................      72         --          --            --
  Income taxes receivable...................................      --        704         570           570
  Deferred tax assets.......................................     143        921          96            96
  Prepaid expenses and other current assets.................     106        204         553           553
                                                              ------   --------    --------      --------
    Total current assets....................................     744      5,819       7,603         7,603
Property and equipment, net.................................     688      1,937       3,076         3,076
Acquired technology, net....................................     141         --          --            --
Software development costs, net.............................     437        850         843           843
Intangible and other assets.................................      14        192         211           211
                                                              ------   --------    --------      --------
                                                              $2,024   $  8,798    $ 11,733      $ 11,733
                                                              ======   ========    ========      ========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS'
  EQUITY (DEFICIT)
Current liabilities
  Accounts payable..........................................  $  112   $    787    $    511      $    511
  Accrued expenses..........................................      42        243       1,597         1,597
  Deferred revenue..........................................     254        282         101           101
  Amounts owed to customers.................................      20        174          64            64
  Income taxes payable......................................     274         --          --            --
  Note payable to former president..........................      50         --          --            --
  Current portion of note payable to former stockholder.....      46         50          69            69
  Current portion of capital lease obligations..............      39         74          44            44
  Redeemable preferred stock................................      --         --          --        16,750
                                                              ------   --------    --------      --------
    Total current liabilities...............................     837      1,610       2,386        19,136
Note payable to former stockholder, less current portion....     231        165         113           113
Capital lease obligations, less current portion.............      70         29          22            22
Line of credit..............................................      --         --       1,258         1,258
Deferred tax liabilities....................................     204        322          96            96
Other long-term liabilities.................................      --         --         193           193
                                                              ------   --------    --------      --------
    Total liabilities.......................................   1,342      2,126       4,068        20,818
                                                              ------   --------    --------      --------
Commitments (Note 8)
Redeemable preferred stock, 16,788,858 shares authorized:
  Redeemable preferred stock, no par value; 100, 111.66667
    and 0 shares designated, issued and outstanding at
    December 31, 1999, June 30, 2000 and June 30, 2000 pro
    forma; redemption value of $16,750,000..................      --      8,636       9,480            --
  Convertible redeemable preferred stock, no par value;
    15,034,712, 16,788,746 and 0 shares designated, issued
    and outstanding at December 31, 1999, June 30, 2000 and
    June 30, 2000 pro forma; redemption value of
    $16,750,000.............................................      --     20,829      22,931            --
                                                              ------   --------    --------      --------
                                                                  --     29,465      32,411            --
                                                              ------   --------    --------      --------
Stockholders' equity (deficit)
  Common stock, $0.001 par value; 25,000,000, 30,827,531,
    60,000,000 and 60,000,000 shares authorized at December
    31, 1998 and 1999 and at June 30, 2000 and June 30, 2000
    pro forma; 16,666,666, 14,682,757, 16,577,259 and
    24,466,325 shares issued and outstanding at December 31,
    1998 and 1999 and at June 30, 2000 and June 30, 2000 pro
    forma...................................................       3          3           5            13
  Additional paid-in capital................................      --      6,824      18,188        33,841
  Unearned stock-based compensation.........................      --     (4,118)    (11,378)      (11,378)
  Retained earnings (accumulated deficit)...................     679    (25,502)    (31,561)      (31,561)
                                                              ------   --------    --------      --------
    Total stockholders' equity (deficit)....................     682    (22,793)    (24,746)       (9,085)
                                                              ------   --------    --------      --------
                                                              $2,024   $  8,798    $ 11,733      $ 11,733
                                                              ======   ========    ========      ========


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               WEBSIDESTORY, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                             SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                   JUNE 30,
                                               ---------------------------------------   -------------------------
                                                  1997          1998          1999          1999          2000
                                               -----------   -----------   -----------   -----------   -----------
                                                                                                (UNAUDITED)
Revenue:
  Information services -- advertising
    sales....................................  $     1,460   $     4,587   $     8,521   $     4,314   $     5,130
  Information services -- subscriptions......           --            --            74            --         1,422
  Technology services........................          160           918         1,005           451           371
                                               -----------   -----------   -----------   -----------   -----------
    Total revenue............................        1,620         5,505         9,600         4,765         6,923
                                               -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Cost of revenue............................           --            --            --            --           255
  Sales and marketing........................          296         1,103         3,414         1,292         2,600
  Technology development and operations......          245         1,423         3,412         1,425         3,427
  General and administrative.................          581         1,513         2,699         1,255         2,869
  Stock-based compensation(*)................           --            --         1,998            --         3,515
                                               -----------   -----------   -----------   -----------   -----------
    Total operating expenses.................        1,122         4,039        11,523         3,972        12,666
                                               -----------   -----------   -----------   -----------   -----------
Income (loss) from operations................          498         1,466        (1,923)          793        (5,743)
Other income (expense):
  Interest expense...........................           --           (31)          (40)          (21)          (29)
  Interest income............................            5            26           118            22            93
  Other income...............................           --            --           110           110            83
                                               -----------   -----------   -----------   -----------   -----------
Income (loss) before provision for (benefit
  from) income taxes.........................          503         1,461        (1,735)          904        (5,596)
Provision for (benefit from) income taxes....          199           624          (550)          287           463
                                               -----------   -----------   -----------   -----------   -----------
Net income (loss)............................          304           837        (1,185)          617        (6,059)
Accretion of discount on redeemable preferred
  stock......................................           --            --          (467)          (28)         (451)
Accretion related to beneficial conversion
  feature embedded in convertible redeemable
  preferred stock............................           --            --            --            --        (2,719)
                                               -----------   -----------   -----------   -----------   -----------
Net income (loss) attributable to common
  stockholders...............................  $       304   $       837   $    (1,652)  $       589   $    (9,229)
                                               ===========   ===========   ===========   ===========   ===========
Net income (loss) per share attributable to
  common stockholders:
  Basic......................................  $      0.01   $      0.05   $     (0.11)  $      0.04   $     (0.60)
                                               ===========   ===========   ===========   ===========   ===========
  Diluted....................................  $      0.01   $      0.04   $     (0.11)  $      0.03   $     (0.60)
                                               ===========   ===========   ===========   ===========   ===========
Shares used in computing net income (loss)
  per share attributable to common
  stockholders:
  Basic......................................   30,303,030    18,011,623    15,592,186    16,516,688    15,271,693
                                               ===========   ===========   ===========   ===========   ===========
  Diluted....................................   30,303,030    18,760,557    15,592,186    17,375,348    15,271,693
                                               ===========   ===========   ===========   ===========   ===========
Unaudited pro forma net loss per share
  attributable to common stockholders, basic
  and diluted................................                              $     (0.06)                $     (0.36)
                                                                           ===========                 ===========
Shares used in computing unaudited pro forma
  net loss per share attributable to common
  stock-holders, basic and diluted...........                               20,417,253                  24,217,268
                                                                           ===========                 ===========
------------
(*) Stock-based compensation:
      Sales and marketing....................  $        --   $        --   $        44   $        --   $       400
      Technology development and
        operations...........................           --            --            34            --           321
      General and administrative.............           --            --         1,920            --         2,794
                                               -----------   -----------   -----------   -----------   -----------
                                               $        --   $        --   $     1,998   $        --   $     3,515
                                               ===========   ===========   ===========   ===========   ===========


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               WEBSIDESTORY, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                COMMON STOCK                       NOTES                        RETAINED
                            --------------------   ADDITIONAL    RECEIVABLE      UNEARNED       EARNINGS     STOCKHOLDERS'
                              SHARES                PAID-IN         FROM       STOCK-BASED    (ACCUMULATED      EQUITY
                              ISSUED      AMOUNT    CAPITAL     STOCKHOLDERS   COMPENSATION     DEFICIT)       (DEFICIT)
                            -----------   ------   ----------   ------------   ------------   ------------   -------------
BALANCE AT DECEMBER 31,
  1996....................   30,303,030    $ 5      $    --        $  --         $     --       $      1       $      6
Net income................           --     --           --           --               --            304            304
                            -----------    ---      -------        -----         --------       --------       --------
BALANCE AT DECEMBER 31,
  1997....................   30,303,030      5           --           --               --            305            310
Repurchase of common stock
  (Note 3)................  (13,636,364)    (2)          --           --               --           (463)          (465)
Net income................           --     --           --           --               --            837            837
                            -----------    ---      -------        -----         --------       --------       --------
BALANCE AT DECEMBER 31,
  1998....................   16,666,666      3           --           --               --            679            682
Exercise of stock
  options.................      104,245      4           --           --               --             --              4
Tax benefit from exercise
  of stock options........           --     --          476           --               --             --            476
Repurchase of common stock
  as part of preferred
  stock financing (Note
  5)......................   (2,088,154)    (4)          --           --               --         (4,971)        (4,975)
Dividend to founders and
  key executive (Note
  5)......................           --     --           --           --               --        (20,025)       (20,025)
Unearned stock-based
  compensation............           --     --        6,116           --           (6,116)            --             --
Amortization of unearned
  stock-based
  compensation............           --     --           --           --            1,998             --          1,998
Accretion of discount on
  redeemable preferred
  stock...................           --     --         (467)          --               --             --           (467)
Adjustment of premium on
  convertible redeemable
  preferred stock.........           --     --          699           --               --             --            699
Net loss..................           --     --           --           --               --         (1,185)        (1,185)
                            -----------    ---      -------        -----         --------       --------       --------
BALANCE AT DECEMBER 31,
  1999....................   14,682,757      3        6,824           --           (4,118)       (25,502)       (22,793)
JANUARY 1, 2000 TO JUNE
  30, 2000 (UNAUDITED)
Exercise of stock
  options.................    1,894,502      2        1,527         (111)          (1,391)            --             27
Unearned stock-based
  compensation............           --     --        9,273           --           (9,273)            --             --
Beneficial conversion
  feature embedded in
  convertible redeemable
  preferred stock.........           --     --        2,719           --               --             --          2,719
Accretion related to
  beneficial conversion
  feature.................           --     --       (2,719)          --               --             --         (2,719)
Issuance of warrant.......           --     --          397           --               --             --            397
Amortization of
  stock-based
  compensation............           --     --           --           --            3,404             --          3,404
Forgiveness of promissory
  note related to exercise
  of options..............           --     --           --          111               --             --            111
Accretion of discount on
  redeemable preferred
  stock...................           --     --         (451)          --               --             --           (451)
Adjustment of premium on
  convertible redeemable
  preferred stock.........           --     --          618           --               --             --            618
Net loss..................           --     --           --           --               --         (6,059)        (6,059)
                            -----------    ---      -------        -----         --------       --------       --------
BALANCE AT JUNE 30, 2000
  (UNAUDITED).............   16,577,259    $ 5      $18,188        $  --         $(11,378)      $(31,561)      $ 24,746
                            ===========    ===      =======        =====         ========       ========       ========



  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               WEBSIDESTORY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                             SIX MONTHS
                                                                                               ENDED
                                                               YEAR ENDED DECEMBER 31,        JUNE 30,
                                                              -------------------------   ----------------
                                                              1997     1998      1999      1999     2000
                                                              -----   -------   -------   ------   -------
                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $ 304   $   837   $(1,185)  $  617   $(6,059)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................     58       517     1,393      499     1,237
    Deferred income taxes...................................    (59)      120      (660)      --       599
    Non-cash stock-based compensation.......................     --        --     1,998       --     3,404
    Forgiveness of promissory note related to exercise of
      stock options.........................................     --        --        --       --       111
    Changes in assets and liabilities, net of effect of
      acquisition in 1998:
      Accounts receivable...................................     (4)      (89)     (543)    (189)   (1,317)
      Income taxes receivable...............................     --        --      (228)     (16)      134
      Prepaid expenses and other assets.....................    (26)      (94)     (376)       6      (268)
      Accounts payable and accrued expenses.................    343      (127)      876    1,110     1,078
      Deferred revenue......................................    120       128        28      238      (181)
      Amounts owed to customers.............................     --        20       154      (20)     (110)
      Income taxes payable..................................    256        16      (274)    (274)       --
      Other long-term liabilities...........................     --        --        --       --       193
                                                              -----   -------   -------   ------   -------
         Net cash provided by (used in) operating
           activities.......................................    992     1,328     1,183    1,971    (1,179)
                                                              -----   -------   -------   ------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment........................   (298)     (553)   (1,643)    (499)   (1,644)
  Capitalization of software development costs..............   (274)     (447)   (1,212)    (385)     (725)
  Acquisition of Reword Corporation, net of cash acquired
    (Note 3)................................................     --      (142)       --       --        --
                                                              -----   -------   -------   ------   -------
         Net cash used in investing activities..............   (572)   (1,142)   (2,855)    (884)   (2,369)
                                                              -----   -------   -------   ------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Exercise of stock options.................................     --        --         4        4        27
  Principal payments on note payable to former president....     --      (100)      (50)     (50)       --
  Principal payments on note payable to former
    stockholder.............................................     --       (58)      (62)     (15)      (33)
  Repurchase of common stock -- cash portion................     --      (130)       --       --        --
  Line of credit draws......................................     --        --        --       --     1,258
  Proceeds from sale of preferred stock and warrants, net of
    issuance costs (Note 5).................................     --        --     4,697    4,706     3,510
  Proceeds from sale-leaseback transaction (Note 2).........     --        --        72       72        --
  Principal payments on capital leases......................     --        (4)      (65)     (30)      (37)
                                                              -----   -------   -------   ------   -------
         Net cash (used in) provided by financing
           activities.......................................     --      (292)    4,596    4,687     4,725
                                                              -----   -------   -------   ------   -------
Net increase (decrease) in cash and cash equivalents........    420      (106)    2,924    5,774     1,177
Cash and cash equivalents at beginning of period............     16       436       330      330     3,254
                                                              -----   -------   -------   ------   -------
Cash and cash equivalents at end of period..................  $ 436   $   330   $ 3,254   $6,104   $ 4,431
                                                              =====   =======   =======   ======   =======
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest....................................  $  --   $    31   $    40   $   22   $    29
  Cash paid for income taxes................................      2       488       303      275        --
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  TRANSACTIONS
  Property and equipment acquired under capitalized
    leases..................................................  $  --   $    41   $    59   $   58   $    --
  Execution of note payable as partial consideration for
    stock repurchase........................................     --       400        --       --        --
  Execution of note payable to president as partial
    consideration in connection with the acquisition of
    Reword Corporation......................................     --       150        --       --        --
  Execution of sale-leaseback transaction in December 1998
    for which proceeds were funded in January 1999..........     --        72        --       --        --
  Tax benefit from exercise of nonstatutory stock options...     --        --       476      476        --


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               WEBSIDESTORY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

 1. THE COMPANY

BUSINESS

     WebSideStory, Inc. (the "Company") was founded and commenced operations on September 16, 1996. The Company provides detailed, real-time Web site user behavior information and analysis.


     The Company's basic information services are provided to subscribers in exchange for the right to display banner advertisements on their web sites, from which the Company derives advertising sales revenue. These banner advertisements are either those of the Company, which direct Internet traffic to the Company's web sites, or those of advertising customers, which direct traffic to the advertisers' web sites. Advertising sales revenue is generated from the sale of banner advertisements on the Company's web sites or the web sites of its subscribers. Advertising contracts range in duration from one to three months. Advertising rates are typically based upon the display of a minimum number of "impressions," or times that an advertisement appears in pages viewed by users of the Company's web sites, over the term of the contract. Rates for some contracts may also be based on a minimum number of "click-throughs," where an end user must actually click through a banner advertisement. From the Company's inception through March 31, 2000, the Company derived a substantial majority of its revenue from the sale of advertising to web sites that contained adult-oriented content. In 1997, 1998 and 1999, revenue from the sale of advertising to these web sites constituted 100%, 89% and 74% of total advertising sales revenue, respectively. In the first quarter of 2000, the Company adopted a policy to eliminate the sale of advertising to such web sites, and as of May 31, 2000, the Company was no longer earning any revenue from the sale of advertising to these web sites. For the six months ended June 30, 2000, advertising sales revenue from these web sites constituted 39% of total advertising sales revenue.



     Subscription services involve the sale of more advanced information services to subscribers for a fee, which is either flat or based on the actual number of web sites and page views monitored by the Company's service. Contracts for subscription services range in duration from one month to a year.



     Revenue derived from technology services contracts, which consist primarily of Web hosting contracts, generally have three-month terms.



     The Company's business consists of a single operating segment. The Company's operations were located solely in the United States through December 1999. In February 2000, the Company established a wholly-owned subsidiary in France, WebSideStory SAS, in order to pursue the sale of its products and services in that market. Revenue from customers located outside of the United States were immaterial for all of the periods presented. No single customer accounted for 10% or more of the Company's revenues in any of the periods presented.


REINCORPORATION

     In April 2000, the Company's Board of Directors (the "Board") authorized the reincorporation of the Company in the State of Delaware. The reincorporation is expected to be certified by the State of Delaware before the effective date of the Company's proposed initial public offering ("IPO").

STOCK SPLIT

     In connection with its proposed IPO, the Company will be effecting a one-for-six reverse common stock split. All per share and share amounts in the consolidated financial statements have been retroactively restated to reflect the effect of this reverse stock split.

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET



     If the IPO contemplated by the Company is consummated as presently anticipated, all of the convertible redeemable preferred stock outstanding as of the closing will automatically convert into 7,889,066 shares of common stock based on the shares of convertible redeemable preferred stock outstanding at June 30, 2000. In addition, all of the redeemable preferred stock outstanding as of the closing will be automatically redeemed for $16,750 (Note 5) using the proceeds of the IPO. The redemption of the redeemable preferred stock is reflected in the pro forma balance sheet by classifying the redemption value as a current liability. The 2,093,750 common shares necessary to redeem the redeemable preferred stock is based on an assumed offering price of $8 per share. The unaudited pro forma balance sheet as of June 30, 2000 reflects this conversion and redemption of preferred stock as if such conversion and redemption had occurred as of June 30, 2000.


UNAUDITED FINANCIAL STATEMENTS


     The interim financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are unaudited and have been prepared on the same basis as the audited financial statements. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States. Operating results for interim periods are not necessarily indicative of operating results for an entire year. All financial statement disclosures related to the six months ended June 30, 1999 and 2000 and subsequent to June 30, 2000 are unaudited.


PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of the Company include the accounts of WebSideStory, Inc. and its wholly-owned subsidiary, Reword Corporation ("Reword"). All intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     In the normal course of preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity date at date of purchase of three months or less to be cash equivalents. Cash equivalents consist of certificates of deposit.

RESTRICTED CASH

     Restricted cash consists of a $100 certificate of deposit which is restricted in connection with litigation with a competitor. In January 2000, the amount became unrestricted as a result of settlement of the litigation.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets ranging from

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

three to five years. Amortization of leasehold improvements is computed using the shorter of the term of the related leases or the estimated useful lives of the improvements. Expenditures for maintenance and repairs are charged to operations as incurred.

LONG-LIVED ASSETS


     The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss would be recognized when an asset's fair value, determined based on undiscounted cash flows expected to be generated by the asset, is less than its carrying amount. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and a charge to results of operations. See Note 3 regarding an impairment of acquired technology identified by the Company during 1999. No other impairment losses have been identified by the Company.



REVENUE RECOGNITION



     Advertising sales revenue is recognized ratably over the period in which the related advertisements are displayed, provided that no significant Company obligations to provide additional advertising remain at the end of the respective periods. Company obligations typically include the guarantee of a minimum number of impressions or click-throughs. Amounts owed to customers arise to the extent that minimum guaranteed impressions or click-throughs under prepaid advertising contracts are not met at the completion of the service period. Deferred revenue represents undelivered impressions or click-throughs under prepaid advertising contracts that have not been completed at the end of an accounting period. Cost of revenue consists of amounts owed to subscribers for the right to display the banner advertisements of advertising customers on their Web sites. Advertising revenue in these circumstances is recorded at gross amounts since the Company acts as a principal in its relationship with advertising customers. The Company contracts with advertisers, sets rates and payment terms, decides to extend credit, and bears the risk of loss for non-payment.



     Subscription revenue is recognized ratably over the term of the related service periods or on the basis of the actual number of page views and Web sites monitored by the Company's service. Revenue derived from technology services is recognized ratably over the term of the related service periods. The Company does not engage in any multiple element revenue transactions. Revenue is recorded net of any discounts.



     Revenue from barter transactions is recorded at the fair value of the services provided in the transactions, if determinable. The Company has not recorded any barter revenue from the provision of basic information services to subscribers in exchange for the right to display banner advertisements on their web sites. This is because the fair value of the services provided is not determinable, as the Company does not have sufficient reliable history of selling these services for cash, marketable securities or other barter consideration that is readily convertible to a known amount of cash.


ADVERTISING COSTS

     Advertising costs are expensed as incurred. Advertising expense for 1997, 1998 and 1999 totaled $35, $192 and $955, respectively.

TECHNOLOGY DEVELOPMENT AND OPERATIONS COSTS

     Technology development and operations costs include expenses incurred by the Company to develop, enhance, manage, maintain and operate the Company's Web sites. The software development component of technology development and operations cost is accounted for in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalized. Application stage costs generally include software configuration, coding, installation to hardware and testing. Costs of upgrades and enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized software development costs consist primarily of employee and employee-related costs and are amortized on a straight-line basis over the estimated useful lives of the related software applications ranging from 2 months to 30 months. The estimated useful lives are based on planned or expected replacement or significant modification of software applications, in response to the rapid rate of change in the internet industry and technology in general. The Company capitalized software development costs of $274, $447 and $1,211 during 1997, 1998 and 1999. Amortization expense for 1997, 1998 and 1999 totaled $6, $277 and $799.


     The following table details, by useful life, the balance of capitalized software development costs at December 31, 1998 and 1999:



                                                        DECEMBER 31,
USEFUL LIFE (IN MONTHS)                                1998     1999
-----------------------                                -----   -------
2-5..................................................  $   6   $    24
6-10.................................................    284     1,170
11-15................................................    197       383
16-20................................................    227       227
21-25................................................      1        19
26-30................................................      5       109
                                                       -----   -------
                                                         720     1,932
Accumulated amortization.............................   (283)   (1,082)
                                                       -----   -------
                                                       $ 437   $   850
                                                       =====   =======


CONCENTRATION OF CREDIT RISK


     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and temporary cash investments with reputable financial institutions for which credit loss is not anticipated. Accounts receivable are generally unsecured and are derived from revenue earned from customers located primarily in the United States. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses as considered necessary. At December 31, 1998, no such allowances were established as all amounts were considered by management to be fully collectible. At December 31, 1999 and June 30, 2000, the Company established an allowance for potential credit losses of $76 and $172.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts shown for the Company's cash equivalents approximate their fair values due to the short-term maturity of these instruments. The carrying amounts shown for the Company's notes payable and capital lease obligations are also considered by management to be reasonable indicators of their fair values based upon borrowing rates that are currently available for obligations of similar terms and maturities.

RECEIVABLE FROM LEASING COMPANY

     In December 1998, the Company executed a sale-leaseback transaction with a leasing company, simultaneous to which title to certain property and equipment previously owned by the Company was transferred to the leasing company. The leasing company funded the related proceeds to the Company in

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

January 1999. Accordingly, the Company has recorded a receivable due from the leasing company at December 31, 1998. The proceeds received were equal to the net book value of the assets transferred; therefore, no gain or loss was recorded in connection with this sale-leaseback transaction. The Company has accounted for the leased assets as a capital lease in the accompanying consolidated financial statements.

INCOME TAXES

     The Company provides for income taxes utilizing the liability method. Under the liability method, current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Tax rate changes are reflected in income during the period such changes are enacted.

EMPLOYEE AND DIRECTOR STOCK-BASED COMPENSATION


     The Company measures compensation expense for its employee and director stock-based compensation plans using the intrinsic value method and provides pro forma disclosures of net income (loss) as if a fair value-based method had been applied in measuring compensation expense. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. Stock-based compensation is amortized over the related vesting periods using an accelerated graded method in accordance with Financial Accounting Standards Board Interpretation ("FIN") No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."


NON-EMPLOYEE STOCK-BASED COMPENSATION


     Stock-based awards issued to non-employees are accounted for using fair value methods and are remeasured to estimated fair value at each period end until the earlier of the date that performance by the non-employee is complete or the awards are fully vested. Estimated fair value is generally based on the fair value of the Company's common stock.


COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss) for all periods presented consists solely of net income (loss).

RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for fiscal years beginning after June 15, 2000. Because the Company holds no derivative financial instruments and does not engage in any hedging activities, adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations.

     Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," provides the views of the Securities and Exchange Commission in applying generally accepted accounting principles to selected revenue recognition issues. The Company has adopted the requirements of SAB No. 101.

     Emerging Issues Task Force ("EITF") No. 00-02, "Accounting for Web Site Development Costs," is effective for fiscal quarters beginning after June 30, 2000, although earlier application is encouraged. The

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Company has been accounting for Web site development costs in accordance with EITF No. 00-02 since its inception.


     FIN 44, "Accounting for Certain Transactions Including Stock
Compensation -- an Interpretation of APB 25" clarifies the application of APB 25 for (a) the definition of employee for purposes of applying APB 25, (b) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (c) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. Adoption of FIN 44 did not and is not expected to have a material impact on the Company's financial position or results of operations.


EARNINGS (LOSS) PER SHARE


     Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Weighted average shares exclude shares of unvested common stock subject to lapsing repurchase rights by the Company. Diluted earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period increased to include dilutive potential common shares that were outstanding during the period. For 1998 and the six months ended June 30, 2000, potential common shares consisted of outstanding stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The Company has excluded all convertible preferred stock, outstanding stock options and unvested common stock subject to repurchase from the calculation of diluted loss per share for the year ended December 31, 1999 and the six months ended June 30, 2000 because all such securities are antidilutive for these periods. The total number of potential common shares excluded from the calculation of diluted loss per share for the year ended December 31, 1999 was 10,625,874, consisting of 7,064,845 shares pertaining to the convertible redeemable preferred stock and 3,561,029 shares pertaining to outstanding common stock options. The total number of potential common shares excluded from the calculation of diluted loss per share for the six months ended June 30, 2000 was 12,334,327, consisting of 7,889,066 shares pertaining to the convertible redeemable preferred stock, 3,420,747 shares pertaining to outstanding common stock options and warrants, and 1,024,514 shares of unvested common stock subject to repurchase.

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     The following table sets forth the computation of basic and diluted earnings (loss) per share for 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000:



                                                                                   SIX MONTHS
                                          YEAR ENDED DECEMBER 31,                ENDED JUNE 30,
                                  ---------------------------------------   -------------------------
                                     1997          1998          1999          1999          2000
                                  -----------   -----------   -----------   -----------   -----------
Numerator:
  Net income (loss) attributable
     to common stockholders.....  $       304   $       837   $    (1,652)  $       539   $    (9,229)
                                  ===========   ===========   ===========   ===========   ===========
Denominator:
  Denominator for basic earnings
     (loss) per
     share -- weighted average
     shares outstanding.........   30,303,030    18,011,623    15,592,186    16,516,688    15,271,693
  Effect of dilutive securities:
     Dilutive stock options
       outstanding..............           --       748,934            --       858,660            --
                                  -----------   -----------   -----------   -----------   -----------
  Denominator for diluted
     earnings (loss) per
     share -- adjusted weighted
     average shares
     outstanding................   30,303,030    18,760,557    15,592,186    17,375,348    15,271,693
                                  ===========   ===========   ===========   ===========   ===========
  Basic earnings (loss) per
     share......................  $      0.01   $      0.05   $     (0.11)  $      0.04   $     (0.60)
  Diluted earnings (loss) per
     share......................  $      0.01   $      0.04   $     (0.11)  $      0.03   $     (0.60)



     Unaudited pro forma net loss per share is computed as described above and also gives effect, even if antidilutive, to potential common shares from the convertible redeemable preferred stock that will automatically convert upon the closing of the Company's proposed IPO (using the as-if converted method) and to the number of common shares necessary (at the assumed offering price) to repay the redeemable preferred stock that is automatically redeemable upon the closing of the proposed IPO. Unaudited pro forma net loss per share for the year ended December 31, 1999 excludes 3,561,029 potential common shares related to common stock options as their impact would be antidilutive. Unaudited pro forma net loss per share for the six months ended June 30, 2000 excludes 3,420,747 potential common shares related to common stock options and warrants, and 1,024,514 shares of unvested common stock subject to repurchase as their impact would be antidilutive.

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     A reconciliation of net income (loss) attributable to common stockholders and weighted average shares used in computing basic and diluted earnings (loss) per share to unaudited basic and diluted pro forma net loss per share is as follows:



                                                                            SIX MONTHS
                                                             YEAR ENDED       ENDED
                                                            DECEMBER 31,     JUNE 30,
                                                                1999           2000
                                                            ------------   ------------
                                                            (UNAUDITED)    (UNAUDITED)
Net income (loss) attributable to common stockholders used
  in computing basic and diluted loss per share...........  $    (1,652)   $    (9,229)
Elimination of accretion of discount on redeemable
  preferred stock.........................................          467            451
                                                            -----------    -----------
Net income (loss) attributable to common stockholders used
  in computing basic and diluted pro forma net loss per
  share...................................................  $    (1,185)   $    (8,778)
                                                            ===========    ===========
Shares used in computing basic and diluted loss per
  share...................................................   15,592,186     15,271,693
Adjustment to reflect assumed conversion of convertible
  redeemable preferred stock..............................    3,813,084      7,069,379
Adjustment to reflect assumed issuance of common stock to
  repay redeemable preferred stock (at assumed offering
  price of $8 per share)..................................    1,011,986      1,876,202
                                                            -----------    -----------
Shares used in computing basic and diluted pro forma net
  loss per share..........................................   20,417,253     24,217,268
                                                            ===========    ===========
Pro forma net loss per share, basic and diluted...........  $     (0.06)   $     (0.36)



     The amount of the remaining unamortized discount on the redeemable preferred stock on the date that it is actually redeemed will be recorded as a dividend in arriving at net income (loss) attributable to common stockholders. The unamortized discount as of June 30, 2000 was $7,270.


 3. RELATED PARTY TRANSACTIONS

ACQUISITION OF REWORD CORPORATION AND EXECUTION OF NOTE PAYABLE

     On January 7, 1998, the Company acquired all of the outstanding capital stock of Reword for total consideration of $300, consisting of $150 in cash and the execution of a $150 note payable to the seller. Prior to its acquisition by the Company, Reword was wholly-owned by the Company's primary stockholder and former president. Because of the presence of a significant third-party minority ownership interest in the Company at the date of the acquisition, the acquisition has been recorded as a purchase for accounting purposes. The purchase price was allocated to the assets and liabilities acquired based on their estimated fair values. Of the total purchase price, $212 was allocated to the language translation software acquired, which was being amortized over its estimated useful life of three years. Amortization expense related to the purchased technology totaled $71 during 1998 and 1999. At December 31, 1999, the Company wrote off the remaining $70 balance of the acquired technology to technology development and operations expenses. Management decided not to further develop or market the software due to the Company's focus on selling subscriptions to advanced Web site analysis and because the technology was not complementary to the Company's Web site analysis technology. The Company's original intentions were to further develop and license the software to assist companies with the translation of the language elements within software applications. The Company has not devoted any resources or incurred any costs in the further development of this software. The Company does not intend to use this software in current or future projects.

     The note payable to the Company's former president bore interest at the rate of 7% per annum and was payable in monthly installments of $10 plus accrued interest through April 1, 1999. The note was repaid in

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

full during the year ended December 31, 1999. Interest expense related to this note totaled $7 and $2 during 1998 and 1999.

     During 1997, the Company paid Reword $184 for consulting services and for the use of certain equipment and facilities on a rental basis.

STOCK REPURCHASE AND EXECUTION OF NOTE PAYABLE


     In connection with a Stock Purchase Agreement dated February 6, 1998, the Company repurchased all 13,636,364 outstanding shares of common stock held by one of the founding stockholders for a per share purchase price of $0.039 and an aggregate purchase price of $530, consisting of $130 in cash and the execution of a $400 note payable to the former stockholder. The common stock was initially sold to the founding stockholder for $2. The note, which does not bear a stated interest rate, is payable in quarterly installments of $20 through January 1, 2003. However, in the event of a public offering of the Company's common stock, upon the sale or transfer of the Company's business or assets or upon the dissolution of the Company, the outstanding note balance would become immediately payable. The Company recorded a discount in the amount of $65 relating to the imputation of interest associated with this note and is amortizing such discount to interest expense over the term of the note using an effective interest rate of 7% per annum, which it believes to be a reasonable indicator of its incremental borrowing rate. At December 31, 1998 and 1999, the balance of this note was $277 and $215, net of an unamortized discount totaling $43 and $25. Future minimum payments under this note, including principal and interest, total $60, $80, $80 and $20 during 2000, 2001, 2002 and 2003.


 4. COMPOSITION OF CERTAIN BALANCE SHEET CAPTIONS

                                                               DECEMBER 31,
                                                              ---------------
                                                              1998      1999
                                                              -----    ------
PROPERTY AND EQUIPMENT:
  Computers and office equipment............................  $ 805    $1,902
  Furniture and fixtures....................................     96       510
  Leasehold improvements....................................      7       184
                                                              -----    ------
                                                                908     2,596
  Accumulated depreciation and amortization.................   (220)     (659)
                                                              -----    ------
                                                              $ 688    $1,937
                                                              =====    ======

                                                               DECEMBER 31,
                                                              ---------------
                                                              1998      1999
                                                              -----    ------
ACCRUED EXPENSES:
  Accrued bonuses and commissions...........................  $  --    $   83
  Accrued vacation..........................................     15        67
  Accrued professional fees.................................     10        60
  Other accrued expenses....................................     17        33
                                                              -----    ------
                                                              $  42    $  243
                                                              =====    ======

 5. REDEEMABLE PREFERRED STOCK

PREFERRED STOCK TRANSACTION


     On June 18, 1999, new investors purchased 2,088,154 shares of common stock from the Company's two founders and a key executive for an aggregate purchase price of $25,000 or $11.97 per share. At the same

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


time, the investors purchased 100 shares of redeemable preferred stock and 15,034,712 shares of convertible redeemable preferred stock from the Company for aggregate consideration of 1) $5,000 and 2) the contribution of the shares of common stock purchased from the founders and key executive. The fair value of the Company's common stock on the date of the purchase of common stock from the founders and key executive was $4,971 or $2.38 per share, resulting in a per share difference of $9.59 and a total difference of $20,025. For financial reporting purposes, the fair value of the common stock purchased is treated as a repurchase of the common stock by the Company. The excess of the fair value of the common stock over its original issuance cost has been debited to retained earnings. The excess of the purchase price of the common stock over its fair value has been recorded as a dividend and consequently charged to retained earnings.



     The aggregate consideration to the Company of $29,697 ($30,000, net of issuance costs of $303) has been allocated to the two securities based on their relative fair values at the time of issuance. The value ascribed to the redeemable preferred stock of $8,170 ($8,253, net of issuance costs of $83) is based on its present value, as the redeemable preferred stock is redeemable for $15,000 on June 18, 2005 but is not convertible and has no stated interest or dividend rights. Because the redeemable preferred stock has a fixed redemption term, the resulting discount of $6,830 is being accreted, using the effective interest method, over the period from issuance until redemption first becomes available to the holders of the security on June 18, 2005. The value ascribed to the convertible redeemable preferred stock of $21,527 ($21,747, net of issuance costs of $220) is based on the fair value per common share implied by the total consideration paid by the investors and the Conversion Rate into which the preferred stock is convertible into common stock. Because the convertible redeemable preferred stock is redeemable for $15,000 at a fixed date in the future, the resulting premium of $6,527 is being adjusted, using the effective interest method, over the period from issuance until redemption first becomes available to the holders of the security on June 18, 2005. In connection with this transaction, the Company paid a $200 bonus to the key executive which was recorded in general and administrative expense in June 1999.



     On June 30, 2000, our existing investors purchased 1,754,034 additional shares of convertible redeemable preferred stock, 11.66667 additional shares of redeemable preferred stock, and warrants to purchase the number of shares of common stock equal to $1,750 divided by the conversion price of the convertible redeemable preferred stock in effect on the date of exercise, in exchange for cash proceeds of $3,510. The aggregate consideration to the Company of $3,510 has been allocated to the three securities based on their relative fair values at the time of issuance. The value ascribed to the redeemable preferred stock of $394 is based on its present value, as the redeemable preferred stock is redeemable for $1,750 on June 18, 2005 but is not convertible and has no stated interest or dividend rights. Because the redeemable preferred stock has a fixed redemption term, the resulting discount of $1,356 is being accreted, using the effective interest method, over the period from issuance until redemption first becomes available to the holders of the security on June 18, 2005. The value ascribed to the convertible redeemable preferred stock of $2,719 is based on the fair value of the common shares underlying the convertible redeemable preferred stock plus a 10% premium associated with the security's redemption and other rights and preferences. Because the convertible redeemable preferred stock is redeemable for $1,750 at a fixed date in the future, the resulting premium of $969 is being adjusted, using the effective interest method, over the period from issuance until redemption first becomes available to the holders of the security on June 18, 2005. The value ascribed to the warrants of $397 is based on their fair value determined using the Black-Scholes option pricing model with the following assumptions on the date of issuance: exercise price of $2.1232, fair value of common stock of $8.00, expected dividend yield of 0.0%, expected volatility of 70%, risk-free interest rate of 6.31% and contractual life of 3.0 years. The warrants are not exercisable if the Company completes an initial public offering, sells all or substantially all its assets for at least $150 million or sells greater than 50% of its voting stock for at least $150 million prior to April 2001. Therefore, the fair value determined using the Black-Scholes option pricing model was discounted by 80% based on the contingency surrounding the ultimate exercisability of the warrants.

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     If redemption is not timely, the redemption amounts bear interest at 12% per annum from the redemption date through the date when redemption actually occurs. The amount of the discount related to the redeemable preferred stock was $6,364 and $7,270 at December 31, 1999 and June 30, 2000, and the amount of the premium related to the convertible redeemable preferred stock was $5,829 and $6,181 at December 31, 1999 and June 30, 2000.



     In connection with the June 2000 transaction described above, the Company recorded the embedded beneficial conversion feature associated with the convertible redeemable preferred stock as a dividend to the stockholders at the date of issuance because the security was immediately convertible. The value of the beneficial conversion feature was measured using its intrinsic value, i.e., the excess of the aggregate fair value of the common stock into which the convertible redeemable preferred stock is convertible over the proceeds allocated to the security. The intrinsic value of the beneficial conversion feature of $3,890 exceeded the proceeds allocated to the convertible redeemable preferred stock of $2,719; therefore, the Company limited recognition of the beneficial conversion feature to the $2,719 of proceeds allocated to the convertible redeemable preferred stock.


CHARACTERISTICS AND TERMS

Redeemable preferred stock

     The redeemable preferred stock is non-convertible, non-voting and not entitled to dividends. In the event of a liquidation, dissolution, winding up or change of control of the Company, the holders of the redeemable preferred stock shall be entitled to be paid (in preference to the holders of convertible redeemable preferred stock and common stock) an amount equal to $150,000 per share (the "Redeemable Liquidation Preference Amount"). The redeemable preferred stock is redeemable at the Redeemable Liquidation Preference Amount: 1) for all outstanding shares of preferred stock or a specified percentage of such outstanding shares, on or after June 18, 2005, at the option of the holders of at least two-thirds of the then outstanding redeemable preferred stock, or 2) for all outstanding shares of redeemable preferred stock, automatically upon the close of any public offering by the Company of its capital stock under the Securities Act of 1933.

Convertible redeemable preferred stock


     Holders of convertible redeemable preferred stock are entitled to elect up to two directors, voting together as a separate class, and are entitled to non-cumulative dividends when and if declared by the Board of Directors. Such dividends are shared with the holders of common stock as if the convertible redeemable preferred stock and the common stock were a single class of stock. Holders of convertible redeemable preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the convertible redeemable preferred stock may be converted. In December 1999, the Board of Directors approved a change in the Conversion Rate into which the convertible redeemable preferred stock is convertible into common stock from one-to-0.1667 to one-to-0.4699. This change was made for no consideration, as business factors that were present at the time of the original investment were discovered shortly after consummation and reflected in the adjusted Conversion Rate. The number of common shares into which the convertible redeemable preferred stock was convertible was 2,505,785 before the change in the Conversion Rate and 7,064,845 after the change. The number of common shares into which the convertible redeemable preferred stock was convertible was 7,064,845 and 7,889,066 at December 31, 1999 and June 30, 2000.


     All shares of convertible redeemable preferred stock are convertible into common stock at the Conversion Rate 1) at the option of the holders of at least two-thirds of the then outstanding convertible redeemable preferred stock, or 2) automatically upon the close of the Company's first underwritten initial public offering of its common stock under the Securities Act of 1933. Conversion upon the Company's first

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

underwritten initial public offering is automatic provided that: 1) aggregate proceeds net of underwriting discounts and commissions exceed $20 million, 2) the value of the Company immediately prior to the offering is equal to or greater than $150 million on a fully-diluted basis, 3) the common stock offered for sale is listed on either the New York Stock Exchange or the Nasdaq National Market, and 4) all outstanding shares of the Company's redeemable preferred stock and all declared but unpaid dividends thereon are redeemed in full. The Conversion Rate is subject to adjustment for dilution, including stock splits, stock dividends, stock distributions and the issuance of stock options, stock rights and convertible securities. The Company has reserved the full number of shares of common stock deliverable upon conversion of the convertible redeemable preferred stock.


     The convertible redeemable preferred stock is redeemable at $2.1232 per share plus declared and unpaid dividends (the "Convertible Liquidation Preference Amount") on or after June 18, 2005, at the option of the holders of at least two-thirds of the then outstanding convertible redeemable preferred stock. Upon any liquidation, dissolution, winding up or change of control of the Company, the holders of the convertible redeemable preferred stock are entitled to be paid (subject to the prior payment of the Redeemable Liquidation Preference Amount to the holders of redeemable preferred stock) the Convertible Liquidation Preference Amount, in preference to the holders of common stock.



Warrants



     The warrants entitle the holders to purchase the number of shares of common stock equal to $1,750 divided by the conversion price of the convertible redeemable preferred stock in effect on the date of exercise. The warrants are exercisable in whole or in part from April 1, 2001 through June 1, 2003; however, they are not exercisable if the Company completes an initial public offering, sells all or substantially all its assets for at least $150 million or sells greater than 50% of its voting stock for at least $150 million prior to April 1, 2001. The warrants are exercisable for an aggregate purchase price of $1,750. The conversion price of the convertible redeemable preferred stock on the date the warrants were issued was $2.1232 per share.



 6. COMMON STOCK



     As at December 31, 1999, 30,827,531 common shares were authorized and 14,682,757 were issued and outstanding.



Dividend rights and restrictions



     Holders of common stock are entitled to non-cumulative dividends when and if declared by the Board of Directors. In general, dividends or other distributions may be legally made to common stockholders if:



          (a) retained earnings immediately prior to the distribution equals or exceeds the amount of the distribution;



          (b) immediately after the distribution, total assets (not including deferred charges) are at least equal to 1.25 times the Company's liabilities (not including deferred taxes, deferred revenue and other deferred credits) and current assets are at least equal to 1.25 times the Company's current liabilities; and



          (c) the Company is able to meet its liabilities as they mature.



     If the distribution is in connection with the repurchase of shares, retained earnings in the aforementioned test includes all amounts that had been previously deducted therefrom in connection with a previous repurchase of shares. When the planned reincorporation described in Note 1 has been consummated, dividends may be legally made in the amount of the Company's surplus (defined as additional paid-in capital plus retained earnings) or, if there is no such surplus, in the amount of net income for the year in which the dividend is declared and/or the preceding year.

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


 7. STOCK-BASED COMPENSATION



     In February 1998, the Company executed a nonstatutory stock option agreement with a key executive which entitles the executive to purchase an aggregate of 875,758 shares of common stock at an exercise price of $0.039 per share. The option was immediately vested as to 50% of the underlying shares at the time of grant whereas the remaining 50% of the option shares vest ratably from the grant date through February 2000. As part of the preferred stock financing transaction in June 1999 (Note 5), new investors purchased 104,245 shares of common stock from the key executive that were purchased pursuant to this option. Under the agreement, 0 and 104,245 shares of common stock were purchased for $0 and $4 during the years ended December 31, 1998 and 1999, and 771,513 options were outstanding as of December 31, 1999. During the six months ended June 30, 2000, 33,333 shares of common stock were purchased under the agreement, and 738,180 options remain outstanding as of June 30, 2000. The key executive's option expires in February 2003. All shares issued pursuant to the exercise of this option are subject to the Company's right of repurchase if the key executive ceases to be an employee at any time after the grant of the option. The right of repurchase expires if the Company's common stock is listed on any United States securities exchange. None of the outstanding shares purchased under the agreement are expected to be repurchased by the Company due to the Company's anticipated IPO.



     In November 1999, the Board adopted the Company's 2000 Equity Incentive Plan (the "2000 Plan"). No more than 3,973,964 common shares may be issued under the Plan. At December 31, 1999, 1,714,309 common shares are available for issuance under the 2000 Plan. Options were previously granted under the Company's 1998 Stock Option Plan (the "1998 Plan") and 1999 Stock Option Plan (the "1999 Plan"). The 2000 Plan provides for the granting of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants to the Company. In addition, the 2000 Plan permits the granting of stock bonuses and rights to acquire restricted stock. Vesting provisions and other terms and conditions are determined by the Board of Directors at the time of grant. Options granted under the Plans generally vest over three or four years. Options generally expire ten years from the date of grant.


     Stock option transactions under the Company's 1998, 1999 and 2000 Plans are summarized as follows:


                                               YEAR ENDED             YEAR ENDED            SIX MONTHS ENDED
                                            DECEMBER 31, 1998      DECEMBER 31, 1999         JUNE 30, 2000
                                           -------------------   ---------------------   ----------------------
                                                     WEIGHTED-               WEIGHTED-                WEIGHTED-
                                                      AVERAGE                 AVERAGE                  AVERAGE
                                                     EXERCISE                EXERCISE                 EXERCISE
                                           SHARES      PRICE      SHARES       PRICE       SHARES       PRICE
                                           -------   ---------   ---------   ---------   ----------   ---------
Options outstanding at beginning of
  period.................................       --        --       250,167     $6.00      2,259,655     $1.64
Options granted..........................  250,167     $6.00     2,142,988      1.39      1,176,000      1.85
Options exercised........................       --        --            --        --     (1,331,309)     1.06
Options canceled.........................       --        --      (133,500)     5.83       (259,332)     1.67
                                           -------               ---------               ----------
Options outstanding at end of period.....  250,167      6.00     2,259,655      1.64      1,845,014      2.19
                                           =======               =========               ==========
Options exercisable at end of period.....       --        --     1,324,863      1.05        121,632      4.76
                                           =======               =========               ==========



     In December 1999, the Company granted an option to purchase 529,861 common shares at an exercise price of $0.21 per share to the Company's newly appointed Chief Executive Officer. The option was immediately vested and expires in December 2003. The option was exercised in full on January 3, 2000 through the issuance of a full recourse promissory note in the amount of $111. The note bore interest at 6.5% per annum and was due and payable on January 3, 2003. The principal plus interest will be immediately forgiven upon: (1) the sale by the Company's stockholders of a majority of the Company's common stock, (2) the sale by the Company of substantially all its assets, (3) the Company owning cash and cash equivalents in excess of $4,000 (except if this condition was satisfied because of a public offering), or (4) the involuntary termination of the Chief Executive Officer's employment with the Company. If the Company was in

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


registration for or had completed an initial public offering of its equity securities prior to December 31, 2000, and the note had not previously been forgiven, the principal plus interest was to be forgiven in 12 equal monthly installments commencing on the earlier of the date that the initial public offering was completed or January 1, 2001. This note was completely forgiven in June 2000 in accordance with its terms, and the amount of the note was recorded as compensation expense in June 2000.



     On March 23, 2000, the Chief Executive Officer borrowed $70 from the Company under a non-recourse promissory note in order to meet required tax withholding related to the stock option exercised in January 2000. The note bore interest at 6.5% per annum and was due and payable on March 23, 2003. The principal plus interest will be immediately forgiven upon : (1) the sale by the Company's stockholders of a majority of the Company's common stock, (2) the sale by the Company of substantially all its assets, (3) the Company owning cash and cash equivalents in excess of $4,000 (except if this condition was satisfied because of a public offering), or (4) the involuntary termination of the Chief Executive Officer's employment with the Company. If the Company was in registration for or had completed an initial public offering of its equity securities prior to December 31, 2000, and the note had not previously been forgiven, the principal plus interest was to be forgiven in 12 equal monthly installments commencing on the earlier of the date that the initial public offering was completed or January 1, 2001. This note was completely forgiven in June 2000 in accordance with its terms, and the amount of the note was recorded as compensation expense in June 2000.



     On February 28, 2000, the Chief Executive Officer exercised 1,324,654 options with an exercise price of $1.05 per share into 165,490 shares of vested common stock and 1,159,165 shares of vesting common stock through the issuance of a full recourse promissory note in the amount of $1,391. These options were originally granted in December 1999 under the 2000 Plan. The vesting common stock vests monthly over the remaining 29 months of the original term of the option. Unvested shares are subject to a right of repurchase by the Company that lapses as the shares vest. The note bore interest at 6.5% per annum and was due and payable on February 27, 2004. The principal plus interest is forgiven in 24 equal monthly installments commencing on April 1, 2000 unless the Chief Executive Officer voluntarily resigns. The principal plus interest will be immediately forgiven upon: (1) a change in control of the Company, (2) the involuntary termination of the Chief Executive Officer's employment with the Company, or (3) the Company owning cash and cash equivalents equal to or in excess of $4,000 (except if this condition was satisfied because of a public offering). If the Company was in registration for or had completed an initial public offering of its equity securities prior to December 31, 2000, and the note had not previously been forgiven immediate forgiveness because of the Company's ownership of at least $4,000 in cash and cash equivalents would not occur. Because forgiveness of the note was considered probable on the date it was issued, the exercise price of the related options was reduced to zero resulting in a new measurement date. Accordingly, unearned stock-based compensation of $5,032 was recorded for the excess of the fair value of the Company's common stock at the date the note was issued over unearned stock-based compensation previously recorded related to the options of $2,965. This note was completely forgiven in June 2000 in accordance with its terms.

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table summarizes information about all options outstanding at December 31, 1999:

                       OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
              -------------------------------------   ----------------------
                              WEIGHTED
                              AVERAGE      WEIGHTED                 WEIGHTED
 RANGE OF                    REMAINING     AVERAGE                  AVERAGE
 EXERCISE       NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
  PRICES      OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE    PRICE
-----------   -----------   ------------   --------   -----------   --------
  $0.039         771,513        3.15        $0.039       735,022     $0.039
    0.21         529,862        3.97         0.21        529,862       0.21
    1.05       1,997,821        9.94         1.05      1,324,863       1.05
6.00 - 6.60      261,834        9.13         6.17              0         --
               ---------                               ---------
               3,561,030        7.54         1.08      2,589,747       0.59
               =========                               =========


     Other than the 1,018,660 shares of vesting common stock purchased by the Chief Executive Officer, there are no other shares of vesting common stock outstanding at December 31, 1999 and June 30, 2000.



     In connection with the grant of stock options, the Company recorded unearned stock-based compensation within stockholders' equity of $6,116 and $9,273 during the year ended December 31, 1999 and the six months ended June 30, 2000. Amortization of unearned stock-based compensation, net of any charges reversed during the period for the forfeiture of unvested awards, was $1,998 and $3,515 during the year ended December 31, 1999 and the six months ended June 30, 2000. At June 30, 2000, the remaining unearned stock-based compensation of $11,378 will be amortized as follows: $4,139 in the remainder of fiscal 2000, $4,379 in fiscal 2001, $2,091 in fiscal 2002, $637 in fiscal 2003 and $132 in fiscal 2004. The amount of stock-based compensation expense to be recorded in future periods could decrease if awards for which accrued but unamortized compensation expense has been recorded are forfeited.


     Had compensation expense for employee stock options been determined based on the fair value of the options on the date of grant, the Company's net income
(loss) and net income (loss) per share would have been as follows:


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                             ----------------
                                                             1998      1999
                                                             -----    -------
Net income (loss) attributable to common stockholders
  As reported..............................................  $ 837    $(1,652)
  Pro forma................................................    836     (1,661)
Net income (loss) per share (diluted)
  As reported..............................................   0.04      (0.11)
  Pro forma................................................   0.04      (0.11)

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The weighted-average grant-date fair value per share of options granted during 1998 and 1999 was as follows:


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                               1998     1999
                                                              ------    -----
Exercise price equal to fair value of common stock on the
  grant date:
  Weighted-average exercise price...........................  $0.039    $  --
  Weighted-average option fair value........................   0.003       --
Exercise price greater than fair value of common stock on
  the grant date:
  Weighted-average exercise price...........................    6.00     6.60
  Weighted-average option fair value........................     0.0      0.0
Exercise price less than fair value of common stock on the
  grant date:
  Weighted-average exercise price...........................      --     0.87
  Weighted-average option fair value........................      --     2.51


     The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                           1998         1999
                                                         ---------    ---------
Expected life..........................................  2.0 years    1.7 years
Risk-free interest rate................................       5.4%         5.9%
Expected volatility....................................       0.0%         0.0%
Expected divided yield.................................       0.0%         0.0%

     The volatility of the Company's common stock underlying the options was not considered because the Company's equity was not publicly traded as of December 31, 1999. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting periods using an accelerated graded method in accordance with FIN 28.


 8. QUALIFIED RETIREMENT PLAN


     The Company sponsors an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the savings plan, participating employees may defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. Additionally, the Company may elect to make matching contributions into the savings plan at its sole discretion. To date, the Company has not made any matching contributions into the savings plan.


 9. COMMITMENTS


     The Company leases its primary office facilities and certain automobiles under noncancelable operating lease arrangements which expire on various dates through January 2007 and, with respect to the office leases, contain certain renewal options. Rent expense under noncancelable operating lease arrangements is accounted for on a straight-line basis and totaled $41, $103 and $304 during 1997, 1998 and 1999.

     The Company also leases certain computer and office equipment under capital leases that mature on various dates through September 2003. As of December 31, 1999, $175 of such equipment is included in property and equipment ($109 net of accumulated amortization). The weighted-average interest rate associated with such capital leases approximates 16.4% at December 31, 1999.

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     In August 1999, the Company entered into a lease for approximately 40,000 square feet for its principal offices at an average of approximately $84 per month. The Company began occupying the space in January 2000. The lease requires the Company to lease approximately 21,000 square feet of additional space at the same site beginning in September 2000 for $42 per month during the first year or an average of $46 per month over the term of the lease.

     Future minimum lease payments under capital and operating lease arrangements are as follows at December 31, 1999:

                                                            CAPITAL    OPERATING
                 YEAR ENDING DECEMBER 31,                   LEASES      LEASES
                 ------------------------                   -------    ---------
     2000.................................................   $ 85       $ 1,026
     2001.................................................     15         1,591
     2002.................................................     12         1,564
     2003.................................................      7         1,588
     2004.................................................     --         1,644
     Thereafter...........................................     --         3,462
                                                             ----       -------
     Total minimum payments...............................    119       $10,875
                                                                        =======
     Amount representing interest.........................    (16)
                                                             ----
     Present value of minimum lease payments..............    103
     Less current portion of capital lease obligations....    (74)
                                                             ----
     Long-term portion of capital lease obligations.......   $ 29
                                                             ====


10. INCOME TAXES


     The components of the provision for (benefit from) income taxes are as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                       1997     1998      1999
                                                       -----    -----    ------
Current
  Federal............................................  $204     $396     $  26
  State..............................................    53      108         1
                                                       ----     ----     -----
                                                        257      504        27
Deferred
  Federal............................................   (58)      97      (410)
  State..............................................    --       23      (167)
                                                       ----     ----     -----
                                                        (58)     120      (577)
                                                       ----     ----     -----
                                                       $199     $624     $(550)
                                                       ====     ====     =====

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Deferred tax assets and liabilities are comprised of the following:

                                                              DECEMBER 31,
                                                             ---------------
                                                             1998      1999
                                                             -----    ------
Deferred tax assets
  Stock-based compensation related to nonstatutory stock
     options...............................................  $  --    $  699
  Capitalized legal costs..................................     --       117
  State net operating loss carryforward....................     --        83
  Accrued bonuses and vacation.............................    114        54
  Deferred state income taxes..............................     37        --
  Research and development tax credits.....................     --        76
  Other....................................................      8        33
                                                             -----    ------
                                                               159     1,062
Deferred tax liabilities
  Depreciation and amortization............................    (33)      (99)
  Capitalized software development costs...................   (187)     (364)
                                                             -----    ------
                                                             $ (61)   $  599
                                                             =====    ======


     The Company had not provided a valuation allowance against net deferred tax assets at December 31, 1997, 1998 and 1999 because management believed that such assets were more likely than not to be realized based upon historical and expected trends in operating results. During the three months ended March 31, 2000, the Company recorded a valuation allowance for the entire amount of its net deferred tax asset due to the uncertainty surrounding the ultimate realization of such asset at that time. The valuation allowance is based on available evidence, including the Company's recent and planned operating performance, which reflects significant expenditures for sales and marketing and technology development costs related to the Company's transition to a subscription revenue model and uncertainty about the ultimate profitability of this revenue model.


     At December 31, 1999, the Company had a net operating loss carryforward for state purposes of $940. The expiration period for the net operating loss carryforward will begin in 2005. At December 31, 1999, the Company has federal and state research and development credit carryforwards of $51 and $55, which begin expiring in 2020 and 2005.

     A reconciliation of the income tax expense computed using the U.S. federal statutory tax rate (34%) and the Company's provision for income taxes follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              1997     1998      1999
                                                              -----    -----    ------
Computed expected federal tax expense.......................  $171     $497     $(590)
State taxes, net of federal benefit.........................    30       91       (71)
Stock-based compensation related to incentive stock
  options...................................................    --       --       125
Other.......................................................    (2)      36       (14)
                                                              ----     ----     -----
                                                              $199     $624     $(550)
                                                              ====     ====     =====


11. BANK REVOLVING LINE OF CREDIT


     In August 1999, the Company entered into a $4 million revolving line of credit arrangement with a commercial bank that expires on August 2, 2000. The line of credit provided up to $3 million for general corporate purposes and up to $1 million to finance capital equipment expenditures. In September 1999, the Company entered into a standby letter of credit arrangement with its bank for $360 as part of the security

                               WEBSIDESTORY, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


arrangement underlying its new headquarters lease. The letter of credit obligation, which will decrease annually by one third under the terms of the lease, is deducted from the borrowing availability under the line of credit. As of December 31, 1999, there were no borrowings under the line of credit. As of December 31, 1999, the Company violated the minimum net income requirements imposed by the line of credit agreement and, as a result, was unable to borrow under the line of credit. In April 2000, the Company negotiated an amendment to the line of credit agreement that expires in April 2001. The amended agreement provides for a total of $3 million for general working capital purposes and capital equipment purchases. The covenants were restated to include a minimum liquidity covenant (defined as unrestricted cash and cash equivalents plus eligible accounts receivable), measured monthly, of the greater of 1) 1.5 times current liabilities and all bank debt, or 2) the previous three month's operating cash usage. Borrowings under the line of credit bear interest at the bank's prime rate plus .25%. Equipment draws made under the line of credit will be converted to a term loan in April 2001, which is repayable in 36 equal principal payments plus interest. The Company drew $1,258 under the line of credit in the six months ended June 30, 2000.


     A five-year warrant to purchase 13,333 shares of common stock at $15.00 per share was granted in connection with this amendment. The fair value of the warrant on the date of issuance was approximately $53 and will be recorded as a deferred facility fee. The fair value was calculated on the date of issuance using the Black-Scholes option pricing model with the following assumptions: 5 year contractual life, 6.47% risk-free interest rate, 70% expected volatility and 0% expected dividend yield.

INSIDE BACK COVER



Three screenshots of the HitBox Enterprise reporting interface.



The heading reads, "Internet Intelligence on Demand"



The subheadings read:



     "Is my marketing effective?"



     "What do my customers want?"



     "How is my business performing?"

                              [WEBSIDESTORY LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by the registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee, and the Nasdaq National Market application fee.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ----------
SEC Registration fee........................................  $   15,180
NASD filing fee.............................................       6,250
Nasdaq stock market listing application fee.................      95,000
Blue sky qualification fees and expenses....................       5,000
Director and officer liability insurance....................     600,000
Printing and engraving expenses.............................     300,000
Legal fees and expenses.....................................     400,000
Accounting fees and expenses................................     350,000
Transfer agent and registrar fees...........................      70,000
Miscellaneous...............................................     158,570
                                                              ----------
  Total.....................................................  $2,000,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under Section 145 of the Delaware General Corporation Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     The registrant's Certificate of Incorporation and By-laws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the registrant or its stockholders, for improper transactions between the director and the registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     The registrant has entered into indemnity agreements with each of its directors and executive officers that require the registrant to indemnify such persons against all expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of the registrant as to which indemnification is being sought nor is the registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     The registrant maintains directors' and officers' liability insurance and intends to continue to maintain this insurance in the future. The registrant also has an insurance policy covering the officers and directors of the registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following is a summary of transactions by the Company since the Company's inception in September 1996 that were not registered under the
Securities Act. Prior to the reincorporation in Delaware in                ,
2000, it had been operating under the laws of California.


     (a) In September 1996, the registrant issued 30,303,030 shares of common stock to its founders for $0.00033 per share or an aggregate purchase price of $10,000 in cash in its original capitalization. The Company relied on Section 4(2) of the Securities Act for this offering.



     (b) In June 1999, the registrant issued an aggregate of 15,034,712 shares of its convertible redeemable preferred stock and 100 shares of its redeemable preferred stock to entities associated with TA Associates, Inc. Summit Partners, LLC in exchange for 2,088,154 shares of the registrant's common stock, which they had purchased for $25 million in cash, or $11.97 per share, from Blaise Barrelet, Agnes Barrelet and Michael Christian, and $5 million in cash. Each of the investors were accredited investors and the offering was made without general solicitation. The Company relied on Regulation D promulgated under
         Section 4(2) of the Securities Act.



     (c) In December 1999, the registrant issued an option to purchase 1,324,654 shares of its common stock at an exercise price of $1.05 per share to John Hentrich. Mr. Hentrich exercised his option in February 2000. The Company issued the option to Mr. Hentrich, the President and Chief Executive Officer of the Company, pursuant to the Company's 2000 Equity Incentive Plan and relied on Rule 701 in connection with the issuance of the option and the underlying securities.



     (d) In December 1999, the registrant issued a warrant to purchase 529,861 shares of its common stock at an exercise price of $0.21 per share to John Hentrich. Mr. Hentrich exercised his warrant in January 2000. The Company relied on Rule 701 in connection with the issuance of the warrant and the underlying shares to Mr. Hentrich, the President and Chief Executive Officer of the Company.



     (e) In January 2000, the registrant issued 33,333 shares of its common stock to Michael Christian on the exercise of a stock option for an aggregate purchase price of $1,300 at an exercise price of $0.039 per share. The Company issued the option to Mr. Christian, the Senior Vice President and Secretary of the Company, in reliance on Rule 701 in connection with the issuance of the option and the underlying securities.


     (f) In March 2000, the registrant issued a warrant to purchase 13,333 shares of our common stock at an exercise price of $15 per share to Imperial Bank. The Company relied on Regulation D promulgated under
         Section 4(2) of the Securities Act in connection with this offering.

     (g) In May 2000, the registrant issued 6,655 shares of its common stock to Keith Fisher, a former employee of the Company, on the exercise of a stock option for an aggregate purchase price of $24,600. He exercised 3,565 options at an exercise price of $6.00 per share and 3,090 options at an exercise price of $1.05 per share. The Company issued the options to Mr. Fisher pursuant to the Company's 1998 Stock Option Plan and 2000 Equity Incentive Plan and relied on Rule 701 in connection with the issuance of the option and the underlying securities.



     (h) From September 1996 (inception) to June 30, 2000, the registrant granted options to purchase an aggregate of 4,974,774 shares of common stock to directors, executive officers, employees and consultants pursuant to its option plans including options to purchase 250,167 shares at an exercise price of $6.00, options to purchase 133,167 shares at an exercise price of $6.60, options to purchase 2,411,488 shares at an exercise price of $1.05, options to purchase 506,667 shares at an exercise price of $2.04, options to purchase 141,667 shares at an exercise price of $2.34 and options to purchase 126,000 shares at an exercise price of $3.12 per share. In addition, in February 1998, the registrant issued options to purchase an aggregate of 875,757 shares of common stock to Michael Christian, one of its key employees. Mr. Christian exercised his option to purchase 104,245 shares of common stock in July 1999 and 33,333 shares of common stock in January 2000. The Company relied on Rule 701 in the issuance of the options and underlying securities to these directors, employees and consultants.



     (g) In June 2000, the registrant issued an aggregate of 1,754,034 shares of its convertible redeemable preferred stock and 11.66667 shares of its redeemable preferred stock to various entities associated with TA Associates, Inc. and Summit Partners, LLC, in exchange for $3.5 million in cash. In addition, the registrant issued warrants to purchase the number of shares of common stock equal to $1,750,000 divided by the conversion price of the convertible redeemable preferred stock in effect on the date of exercise for $10,000 in cash. Each of the investors were accredited investors and the offering was made without general solicitation. The Company relied on Regulation D promulgated under Section 4(2) of the Securities Act.


     The sale and issuance of the securities in the above transactions were exempt from registration under the Securities Act by virtue of Rule 4(2) or Rule 701, or Regulation D, as transactions not involving a public offering. There were no underwriters used in connection with any of the transactions set forth in this Item 15. For additional information concerning these equity investment transactions, see the section entitled "Certain Transactions" in the prospectus.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS.

     1.1*       Form of Underwriting Agreement.
     3.1.1**    Amended and Restated Articles of Incorporation.
     3.1.2**    Certificate of Amendment of Amended and Restated Articles of
                Incorporation.
     3.1.3*     Form of Certificate of Incorporation of WebSideStory, Inc.,
                to be filed immediately prior to and to become effective
                upon closing of this offering.
     3.2.1**    Amended and Restated Bylaws of WebSideStory, Inc.
     3.2.2*     Form of By-laws of WebSideStory, Inc., to be in effect after the closing of this offering.
     4.1**      Reference is made to Exhibits 3.1.1, 3.1.2, 3.2.1 and 3.2.2 for provisions of the charter documents defining the rights of securityholders.
     4.2*       Specimen common stock certificate.
     5.1*       Opinion of Gray Cary Ware & Freidenrich LLP.
    10.1**      1998 Stock Option Plan, as amended.
    10.1.1**    Form of Nonstatutory Stock Option Agreement under the 1998
                Stock Option Plan.
    10.1.2**    Form of Incentive Stock Option Agreement under the 1998
                Stock Option Plan.
    10.2**      1999 Stock Option Plan, as amended.
    10.2.1**    Form of Nonstatutory Stock Option Agreement under the 1999
                Stock Option Plan.

    10.2.2**    Form of Incentive Stock Option Agreement under the 1999
                Stock Option Plan.
    10.3**      2000 Equity Incentive Plan.
    10.3.1      Amendment to 2000 Equity Incentive Plan.
    10.3.2**    Form of Omnibus Stock Option Agreement under the 2000 Equity
                Incentive Plan.
    10.4**      Form of 2000 Employee Stock Purchase Plan.
    10.4.1**    Form of Subscription Agreement under the 2000 Employee Stock
                Purchase Plan.
    10.5+**     Agreement, dated March 25, 1999, by and between the
                registrant and Level (3) Communications.
    10.6+**     Agreement, dated May 29, 1998, by and between the registrant and Digex Business Internet.
    10.7+**     Agreement, dated February 5, 1999, by and between the
                registrant and Sprint Communications.
    10.8+**     Agreement, dated May 1, 1997, by and between the registrant and Verio, Inc. (formerly ATMNet, Inc.).
    10.9**      Akamai FreeFlow Services Order Form, dated March 20, 2000, by and between the registrant and Akamai Technologies, Inc.
    10.10**     Employment Agreement, dated June 24, 1999, by and between
                the registrant and Blaise P. Barrelet.
    10.11**     Employment Agreement, dated June 24, 1999, by and between
                the registrant and Agnes L. Barrelet.
    10.12**     Noncompetition Agreement, dated June 24, 1999, by and
                between the registrant and Blaise P. Barrelet.
    10.13**     Noncompetition Agreement, dated June 24, 1999, by and
                between the registrant and Agnes L. Barrelet.
    10.14       Employment Agreement, dated February 28, 2000, by and
                between the registrant and John J. Hentrich, as amended on
                April 15, 2000.
    10.15**     Proprietary Information and Inventions Agreement, dated
                November 19, 1999, by and between the registrant and John J.
                Hentrich.
    10.16       Stock Option Agreement, dated December 20, 1999, by and
                between the registrant and John J. Hentrich.
    10.17       Promissory Note, dated January 3, 2000, by John J. Hentrich in favor of the registrant.
    10.18       Promissory Note, dated February 28, 2000, by John J.
                Hentrich in favor of the registrant.
    10.19       Secured, Non-Recourse Promissory Note, dated March 23, 2000, by John J. Hentrich in favor of the registrant.
    10.21**     Employment Agreement, dated April 10, 2000, by and between the registrant and Terance Kinninger.
    10.22**     Incentive Stock Option Agreement, dated April 10, 2000, by and between the registrant and Terance Kinninger.
    10.23**     Employment Agreement, dated April 7, 2000, by and between
                the registrant and Meyar Sheik.
    10.24**     Employment Agreement, dated February 25, 2000, by and
                between the registrant and Thomas Stigler.
    10.25**     Incentive Stock Option Agreement, dated February 28, 2000, by and between the registrant and Thomas Stigler.
    10.26**     Employment Agreement, dated April 25, 2000, by and between the registrant and Randall K. Broberg.
    10.27**     Employment Agreement, dated April 25, 2000, by and between the registrant and Michael Christian.
    10.28**     Nonstatutory Stock Option Agreement, dated February 23,
                1998, by and between the registrant and Michael C.
                Christian.
    10.29**     Incentive Stock Option Agreement, dated April 10, 2000, by and between the registrant and Meyar Sheik.

    10.30**     Incentive Stock Option Agreement, dated April 10, 2000, by and between the registrant and Randall K. Broberg.
    10.31**     Office lease, dated November 4, 1998, by and between the
                registrant and PS Business Parks, Inc. and an amendment
                thereto dated February 14, 2000.
    10.32**     Office lease, dated August 23, 1999, by and between the
                registrant and LNR Seaview, Inc.
    10.33**     Credit Agreement, dated August 4, 1999, by and between the registrant and Imperial Bank.
    10.33.1**   Intellectual Property Security Agreement, by and between the registrant and Imperial Bank.
    10.34**     Credit Agreement, dated March 27, 2000, by and between the registrant and Imperial Bank.
    10.35**     Warrant to Purchase Common Stock, dated March 27, 2000, by and between the registrant and Imperial Bancorp.
    10.36**     Stockholders Agreement, dated June 18, 1999, by and among
                the registrant and certain investors set forth on Exhibit A to the Agreement.
    10.37**     Registration Rights Agreement, dated June 18, 1999, by and among the registrant and certain of its stockholders.
    10.38**     WebSideStory, Inc. 401(k) Plan.
    10.39.1**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and John Hentrich.
    10.39.2**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Blaise Barrelet.
    10.39.3**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Agnes Barrelet.
    10.39.4**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and John Burke.
    10.39.5**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Terance Kinninger.
    10.39.6**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Michael Christian.
    10.39.7**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Meyar Sheik.
    10.39.8**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Randall Broberg.
    10.39.9     Indemnification Agreement, dated July   , 2000, by and
                between the registrant and Thomas H. Stigler.
    10.40**     Form of Indemnity Agreement to be entered into by the
                registrant and each of its directors, officers and certain additional personnel following the reincorporation of the
                registrant.
    10.41**     Stock Purchase Agreement, dated June 16, 2000, by and among the registrant, the registrant's founding stockholders and certain investors set forth on Exhibit A to the Agreement.
    10.42       Certified Copy of Certificate of Amendment of Amended and
                Restated Articles of Incorporation of the registrant, as
                filed with the California Secretary of State on June 30,
                2000.
    10.43.1     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Summit Ventures V, L.P.
    10.43.2     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Summit V Companion Fund, L.P.
    10.43.3     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Summit V Advisors Fund, L.P.
    10.43.4     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Summit V Advisors Fund (QP),
                L.P.
    10.43.5     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Summit Investors III, L.P.
    10.43.6     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and TA/Advent VIII L.P.

    10.43.7     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Advent Atlantic and Pacific
                III L.P.
    10.43.8     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and TA Executives Fund LLC.
    10.43.9     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and TA Investors LLC.
    23.1        Consent of PricewaterhouseCoopers LLP, Independent
                Accountants.
    23.2*       Consent of Gray Cary Ware & Freidenrich LLP. Reference is
                made to Exhibit 5.1.
    24.1**      Power of Attorney. Reference is made to page II-6.
    27**        Financial Data Schedule.


------------
  * To be filed by amendment.


 ** Previously filed by Registrant.


  + Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

     (b) FINANCIAL STATEMENT SCHEDULES.

     All such schedules have been omitted because the information required to be set forth therein is not applicable or is provided elsewhere.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on July 19, 2000.



                                          WebSideStory, Inc.


                                          By:       /s/ JOHN J. HENTRICH

                                            ------------------------------------
                                                      John J. Hentrich
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



                       SIGNATURE                                       TITLE                   DATE
                       ---------                                       -----                   ----

                  /s/ JOHN J. HENTRICH                     President and Chief Executive   July 19, 2000
--------------------------------------------------------         Officer, Director
                    John J. Hentrich

                           *                               Chairman of the Board, Chief    July 19, 2000
--------------------------------------------------------  Internet Architect and Director
                   Blaise P. Barrelet

                /s/ TERANCE A. KINNINGER                  Senior Vice President and Chief  July 19, 2000
--------------------------------------------------------   Financial Officer (Principal
                  Terance A. Kinninger                          Financial Officer)

                   /s/ JOHN T. BURKE                      Corporate Controller (Principal  July 19, 2000
--------------------------------------------------------        Accounting Officer)
                     John T. Burke

                           *                                         Director              July 19, 2000
--------------------------------------------------------
                    Kurt R. Jaggers

                           *                                         Director              July 19, 2000
--------------------------------------------------------
                  Walter G. Kortschak

                           *                                         Director              July 19, 2000
--------------------------------------------------------
                    Benjamin H. Ball

               *By: /s/ JOHN J. HENTRICH
  ---------------------------------------------------
                    John J. Hentrich
                    Attorney-in-fact

                                 EXHIBIT INDEX


     1.1*       Form of Underwriting Agreement.
     3.1.1**    Amended and Restated Articles of Incorporation.
     3.1.2**    Certificate of Amendment of Amended and Restated Articles of
                Incorporation.
     3.1.3*     Form of Certificate of Incorporation of WebSideStory, Inc.,
                to be filed immediately prior to and to become effective
                upon closing of this offering.
     3.2.1**    Amended and Restated Bylaws of WebSideStory, Inc.
     3.2.2*     Form of By-laws of WebSideStory, Inc., to be in effect after the closing of this offering.
     4.1**      Reference is made to Exhibits 3.1.1, 3.1.2, 3.2.1 and 3.2.2 for provisions of the charter documents defining the rights of securityholders.
     4.2*       Specimen common stock certificate.
     5.1*       Opinion of Gray Cary Ware & Freidenrich LLP.
    10.1**      1998 Stock Option Plan, as amended.
    10.1.1**    Form of Nonstatutory Stock Option Agreement under the 1998
                Stock Option Plan.
    10.1.2**    Form of Incentive Stock Option Agreement under the 1998
                Stock Option Plan.
    10.2**      1999 Stock Option Plan, as amended.
    10.2.1**    Form of Nonstatutory Stock Option Agreement under the 1999
                Stock Option Plan.
    10.2.2**    Form of Incentive Stock Option Agreement under the 1999
                Stock Option Plan.
    10.3**      2000 Equity Incentive Plan.
    10.3.1      Amendment to 2000 Equity Incentive Plan.
    10.3.2**    Form of Omnibus Stock Option Agreement under the 2000 Equity
                Incentive Plan.
    10.4**      Form of 2000 Employee Stock Purchase Plan.
    10.4.1**    Form of Subscription Agreement under the 2000 Employee Stock
                Purchase Plan.
    10.5+**     Agreement, dated March 25, 1999, by and between the
                registrant and Level (3) Communications.
    10.6+**     Agreement, dated May 29, 1998, by and between the registrant and Digex Business Internet.
    10.7+**     Agreement, dated February 5, 1999, by and between the
                registrant and Sprint Communications.
    10.8+**     Agreement, dated May 1, 1997, by and between the registrant and Verio, Inc. (formerly ATMNet, Inc.).
    10.9**      Akamai FreeFlow Services Order Form, dated March 20, 2000, by and between the registrant and Akamai Technologies, Inc.
    10.10**     Employment Agreement, dated June 24, 1999, by and between
                the registrant and Blaise P. Barrelet.
    10.11**     Employment Agreement, dated June 24, 1999, by and between
                the registrant and Agnes L. Barrelet.
    10.12**     Noncompetition Agreement, dated June 24, 1999, by and
                between the registrant and Blaise P. Barrelet.
    10.13**     Noncompetition Agreement, dated June 24, 1999, by and
                between the registrant and Agnes L. Barrelet.
    10.14       Employment Agreement, dated February 28, 2000, by and
                between the registrant and John J. Hentrich, as amended on
                April 15, 2000.
    10.15**     Proprietary Information and Inventions Agreement, dated
                November 19, 1999, by and between the registrant and John J.
                Hentrich.
    10.16       Stock Option Agreement, dated December 20, 1999, by and
                between the registrant and John J. Hentrich.
    10.17       Promissory Note, dated January 3, 2000, by John J. Hentrich in favor of the registrant.
    10.18       Promissory Note, dated February 28, 2000, by John J.
                Hentrich in favor of the registrant.
    10.19       Secured, Non-Recourse Promissory Note, dated March 23, 2000, by John J. Hentrich in favor of the registrant.

    10.20**     Stock Pledge Agreement, dated March 23, 2000, by John J.
                Hentrich in favor of the registrant.
    10.21**     Employment Agreement, dated April 10, 2000, by and between the registrant and Terance Kinninger.
    10.22**     Incentive Stock Option Agreement, dated April 10, 2000, by and between the registrant and Terance Kinninger.
    10.23**     Employment Agreement, dated April 7, 2000, by and between
                the registrant and Meyar Sheik.
    10.24**     Employment Agreement, dated February 25, 2000, by and
                between the registrant and Thomas Stigler.
    10.25**     Incentive Stock Option Agreement, dated February 28, 2000, by and between the registrant and Thomas Stigler.
    10.26**     Employment Agreement, dated April 25, 2000, by and between the registrant and Randall K. Broberg.
    10.27**     Employment Agreement, dated April 25, 2000, by and between the registrant and Michael Christian.
    10.28**     Nonstatutory Stock Option Agreement, dated February 23,
                1998, by and between the registrant and Michael C.
                Christian.
    10.29**     Incentive Stock Option Agreement, dated April 10, 2000, by and between the registrant and Meyar Sheik.
    10.30**     Incentive Stock Option Agreement, dated April 10, 2000, by and between the registrant and Randall K. Broberg.
    10.31**     Office lease, dated November 4, 1998, by and between the
                registrant and PS Business Parks, Inc. and an amendment
                thereto dated February 14, 2000.
    10.32**     Office lease, dated August 23, 1999, by and between the
                registrant and LNR Seaview, Inc.
    10.33**     Credit Agreement, dated August 4, 1999, by and between the registrant and Imperial Bank.
    10.33.1**   Intellectual Property Security Agreement, by and between the registrant and Imperial Bank.
    10.34**     Credit Agreement, dated March 27, 2000, by and between the registrant and Imperial Bank.
    10.35**     Warrant to Purchase Common Stock, dated March 27, 2000, by and between the registrant and Imperial Bancorp.
    10.36**     Stockholders Agreement, dated June 18, 1999, by and among
                the registrant and certain investors set forth on Exhibit A to the Agreement.
    10.37**     Registration Rights Agreement, dated June 18, 1999, by and among the registrant and certain of its stockholders.
    10.38**     WebSideStory, Inc. 401(k) Plan.
    10.39.1**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and John Hentrich.
    10.39.2**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Blaise Barrelet.
    10.39.3**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Agnes Barrelet.
    10.39.4**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and John Burke.
    10.39.5**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Terance Kinninger.
    10.39.6**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Michael Christian.
    10.39.7**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Meyar Sheik.
    10.39.8**   Indemnification Agreement, dated May 15, 2000, by and
                between the registrant and Randall Broberg.
    10.39.9     Indemnification Agreement, dated July   , 2000, by and
                between the registrant and Thomas H. Stigler.

    10.40**     Form of Indemnity Agreement to be entered into by the
                registrant and each of its directors, officers and certain additional personnel following the reincorporation of the
                registrant.
    10.41**     Stock Purchase Agreement, dated June 16, 2000, by and among the registrant, the registrant's founding stockholders and certain investors set forth on Exhibit A to the Agreement.
    10.42       Certified Copy of Certificate of Amendment of Amended and
                Restated Articles of Incorporation of the registrant, as
                filed with the California Secretary of State on June 30,
                2000.
    10.43.1     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Summit Ventures V, L.P.
    10.43.2     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Summit V Companion Fund, L.P.
    10.43.3     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Summit V Advisors Fund, L.P.
    10.43.4     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Summit V Advisors Fund (QP),
                L.P.
    10.43.5     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Summit Investors III, L.P.
    10.43.6     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and TA/Advent VIII L.P.
    10.43.7     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and Advent Atlantic and Pacific
                III L.P.
    10.43.8     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and TA Executives Fund LLC.
    10.43.9     Warrant to Purchase Common Stock, dated June 30, 2000, by
                and between the registrant and TA Investors LLC.
    23.1        Consent of PricewaterhouseCoopers LLP, Independent
                Accountants.
    23.2*       Consent of Gray Cary Ware & Freidenrich LLP. Reference is
                made to Exhibit 5.1.
    24.1**      Power of Attorney. Reference is made to page II-6.
    27**        Financial Data Schedule.


------------
   * To be filed by amendment.

  ** Filed previously with the Registration Statement on Form S-1 (File No.
     333-34976) or with Amendment No. 1 thereto.

   + Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.